Tel 713.758.2222 Fax 713.758.2346
November 15, 2005
Via EDGAR and FACSIMILE
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549-0405
Re:	Complete Production Services, Inc. Registration Statement on Form S-1 File No. 333-128750
Dear Mr. Schwall:
     Complete Production Services, Inc. (the “Company”) is filing today, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above referenced registration statement on Form S-1 (the “Registration Statement”).
     Set forth below are the Company’s responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 28, 2005. For your convenience, the exact text of the comments provided by the Staff have been included in bold face type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 1 that the Company is filing today via EDGAR.

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2300, Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Securities and Exchange Commission
November 15, 2005 Page 2
Form S-1
General
1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.
Response:	The Registration Statement has been revised as requested.

2.	Update the document to provide the latest available information. For example, please update the information regarding the status of your application for listing on the New York Stock Exchange, as well as the information to which you refer in both footnotes 1 at pages 74 and 81.

Response:	The Registration Statement has been revised as requested. We have received and responded to the clearance letter from the New York Stock Exchange regarding meeting their listing standards. We have provided the NYSE with our preliminary listing application and are in the process of submitting all additional materials required in connection with the listing in order to receive approval, subject to official notice of issuance of the common stock.

With respect to footnote 1 at page 86 (previously page 81), please see response to Comment 40.

3.	Please provide information required by Regulation S-K that is currently omitted. For example, fill in blanks that appear on pages 6, 18, 21, 22, 72 and 92. Refer to Rules 430 and 430A of Regulation C and Items 501(b)(2) and (3) of Regulation S-K. We may have additional comments once we review new disclosure, including the artwork you reference following the cover page.

Response:	We have filled in certain blanks on pages 6, 22, 23, 24, 75, 76 and 98. With respect to blanks relating to share amounts, please see response to Comment 4. We have included all artwork in Amendment No. 1.

Securities and Exchange Commission
November 15, 2005 Page 3
4.	Provide the information required by Item 501(b)(2) and 501(b)(3) of Regulation S-K regarding the amount of shares offered and proposed price range. Please note that we will need time to review all new disclosure and all omitted exhibits including the opinion of counsel. You will expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

Response:	We currently expect to have a per share range of $35.00 to $39.00, with a midpoint of $37.00 before a possible stock split to reduce the offering price to a more customary absolute level. We may change this range and will complete omitted information in an amendment prior to printing preliminary prospectuses. We plan to issue shares with an initial aggregate offering price of approximately $260 million and the selling stockholders plan to sell shares with an initial aggregate offering price of approximately $40 million. In addition, selling stockholders will sell any shares sold as part of the over-allotment option. We will include this share information at the same time we include the estimated per share range. Also, we are including additional exhibits with this filing and we have included a draft of the opinion of our counsel as Annex A.

5.	Monitor your need to update your financial statements, as required by Regulation S-X, Rule 3-12. In this regard, please ensure you revise your discussion of financial results for the updated periods presented in the prospectus.

Response:	We have revised our financial disclosures and provided financial results through September 30, 2005.
Inside Front Cover Page
6.	You are responsible for the accuracy and completeness of the disclosure that appears in your filings with the Commission. Expand the disclosure under “Cautionary Note” to make this explicitly clear. However, the suggestion at page 97 that the reader “should not rely” on other information appears inappropriate. Please revise the second paragraph under “Where you can find more information” accordingly.

Securities and Exchange Commission
November 15, 2005 Page 4
Response:	We have revised our disclosure under “Cautionary Note” and “Where You Can Find More Information” in response to the Staff’s comments.
Prospectus Summary, page 1
7.	Provide us with objective support for subjective and comparative statements you make throughout your disclosure. This is not a complete list, but examples of assertions that require support or further clarification include the following:
•	“[w]e are a “leading provider of specialized services and products. . .”;

•	“[we] differentiate ourselves . . .through our local leadership. . .”;

•	“[w]e have an excellent position in markets such as . . .”;

•	“[we] have a strong presence in most of the key North American resource plays we believe have the potential for long term growth”; and

•	“[w]e are . . . deploying technical services, equipment and expertise that reduce our customers’ capital requirements, lower their operating costs and increase their production in a safe and environmentally friendly manner. We believe these solutions distinguish us from our competitors. . .”
Unless you can provide objective supplemental support for statements, this type of language and terminology generally is not appropriate. Also provide support for the basis of the beliefs regarding how your business is differentiated from that of your competitors. We may have further comments.

Response:	In response to the Staff’s comments, we have modified the language referred to in the bullet points above and in other similar subjective and comparative statements in the prospectus by eliminating or narrowing the comparative assertions. In addition, we are providing supplemental support for the statements as modified to the Staff as Annexes B-D to this letter.

8.	Revise to provide a balanced overview of your business. In this regard, we note that you make numerous statements about your business strategy and competitive strengths but you do not reference the challenges and material risks you face such as your operations’ reliance principally on supporting gas drilling

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November 15, 2005 Page 5
versus oil drilling or the risk you face due to exposure to competition from new entrants and established companies in your field. Briefly discuss in this section the more significant risks that may impact your operations and future plans.

Response:	We have revised pages 2, 3 and 4 in response to the Staff’s comment.

9.	You repeat much of this section in the Business section. Revise this section to summarize and highlight the principal aspects of your business and eliminate repetitive disclosure.

Response:	We have revised pages 1-4 in response to the Staff’s comment.
Summary Combined Financial Data, page 7
10.	We note your disclosure of “gross profit”, which does not include depreciation and amortization. Although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of sales, it is not permissible to report a measure of gross profit excluding such amounts. Please revise your disclosure accordingly.

Response:	We have removed the line “gross profit” from the disclosure and adjusted the financial statements accordingly.
Risk Factors, page 10
11.	Many of your risk factors could apply to any company in your industry. To assist investors’ understanding of the unique risks to which your business is exposed, please review your risk factor discussion and revise where necessary to tailor your discussion. Make clear how each identified risk impacts you specifically.

Response:	We have reviewed our risk factor discussion and have tailored our discussion more specifically to our business to the extent practicable. Although many of these risks could have a similar effect on other participants in our industry, we still believe that it is appropriate to include these risks in our disclosure. Other risk factors that we have described are specific to us such as the risks relating to the Combination, our

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November 15, 2005 Page 6
Canadian operations and our Mexican operations (including Mexican workforce unionization and dependence on PEMEX).

12.	Provide captions that concisely identify the risk. Examples of captions for which the underlying risk is unclear include the last on page 11, the third on page 13 and the third and fourth on page 16. Also eliminate references such as “no guarantee,” “no assurance” and “not certain,” instead stating the risk plainly and directly.

Response:	We have revised risk captions on pages 11, 13, 16 and 17. We have eliminated references such as “no guarantee,” “no assurance” and “not certain” on pages 10, 12, 14, 52, 67, 69 and 71.
Risks Related to our Business and our Industry, page 10
“Our business depends on the oil and gas industry...”, page 10
13.	We note the disclosure in the last paragraph of the risk factor disclosure in which you indicate that your operations principally support gas versus oil drilling activities. If this constitutes a separate material risk, move it so that it appears under a new caption. In the new risk factor, state what percentage of your overall services and products relate to service of the gas versus the oil industry and the risk associated with such dependence, if material.

Response:	Based on the Staff’s comment, we have further analyzed this risk and have concluded that this is not a separate material risk for us for the following reasons:

1.	We believe our mix of gas versus oil services is representative of the North American mix of gas versus oil wells which are currently being completed. (According to Baker Hughes 82% of drilling rigs operating in the United States and Canada are drilling for natural gas and 18% are drilling for oil as of November 4, 2005). We estimate that our own operations support gas versus oil drilling activities at a comparable ratio; and

2.	The equipment we use on gas wells is the same equipment we use on oil wells. There would be little, if any, cost to us if we shifted our focus to services on oil-related opportunities.

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In light of this analysis, we have deleted the referenced disclosure. We believe that the remaining disclosure in this risk factor adequately and more appropriately addresses the risks we face relating to dependence on the oil and gas industry.
“Our indebtedness could restrict...”, page 13
14.	Provide quantification if it helps put this risk in context. For example, we note that all of your bank debt is structured under floating rate terms. As you did on page 49, provide an example of how an increase in interest rates would impact your interest expense and reduce your operating cash flows.

Response:	We have added language to quantify the impact of a change in interest rates. Please see page 13.
“We are subject to extensive and costly environmental laws...”, page 14
15.	We note the disclosure on pages 66-68 with respect to your exposure to environmental regulation. Expand your risk factor discussion to provide greater detail regarding such regulation. For example, identify the particular regulations that relate to the fluid handling aspect of your business, and make clear how you are potentially exposed to risk as a result of your operations in that segment. Further, provide a cross reference to the more detailed discussion of such regulations as disclosed in the business section of the prospectus.

Response:	The Registration Statement has been revised as requested. Please see page 14.
“Our U.S. operations in the Gulf of Mexico...”, page 16
16.	Please tailor the risk factor discussion to address the impact to your operations, if material, during the most recent hurricane season. If material, delineate the days your operations were affected and the dollar amount associated with the damage or loss caused by the hurricanes.

Response:	During the 2005 hurricane season, we did not incur any significant damage to our equipment or facilities. We experienced minor shutdowns, the most significant of which was the shut down of our offshore Gulf of Mexico business for a total of 19 days. We do not believe that we experienced any material decrease in revenue or any

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other material adverse effect on our business as a result. As such, we have determined that no revision to the disclosure is necessary.
Use of Proceeds, page 21
17.	We may have additional comments once you provide details regarding the intended uses and the amount of the proceeds to be used to repay affiliates.

Response:	We have revised the disclosure under “Use of Proceeds” to provide details regarding the maximum amount of proceeds that could be used to repay affiliates of the underwriters.
Unaudited Pro Forma Combined Financial Data, page 24
Pro Forma Combined Statement of Operations, page 26
18.	Expand your disclosure to address the nature of the $5,800 adjustment to selling, general and administrative expenses and explain why a corresponding adjustment has not been reflected in the pro forma combined statement of operations for the year ended December 31, 2004 on page 27.

Response:	The pro forma adjustment relating to the write-off of deferred financing costs has been reflected in the 2004 pro forma consolidated statement of operations and is explained in Note 3(a) thereto. We have determined that the amount of the write-off is $2.8 million (rather than $5.8 million). The write-off was recorded in September 2005 and is reflected in the unaudited consolidated statements of operations for the nine months ended September 30, 2005.

19.	We note the “(b)” label identifying the adjustments to minority interest expense in the column labeled “MI Acq. Note 2” on pages 26 and 27. However, the purpose of the “(b)” label is unclear as these amounts appear to be disclosed in Note 2. Please remove the labels or clarify your disclosure.

Response:	We have complied with the Staff’s request.

Securities and Exchange Commission
November 15, 2005 Page 9
Notes to Unaudited Pro Forma Combined Financial Statements, page 28
Acquisitions of Minority Interest, page 28
20.	Please expand your disclosure to clearly identify how the amounts included in the table at the bottom of page 28 reconcile to the amounts recorded as adjustments to the pro forma combined balance sheet in the column labeled “MI Acq. Note 2” on page 25.

Response:	Inasmuch as the balance sheet as of September 30, 2005 now included in the Registration Statement reflects the Combination, the Financing and related matters that occurred on or about September 12, 2005, a pro forma consolidated balance sheet has no longer been included in the Registration Statement. Therefore, the adjustment referred to in the comment is no longer included in the Registration Statement.

21.	Under paragraph 14 of SFAS 141, the acquisition of a minority interest should be accounted for under the purchase method. Based on your disclosure, it is unclear where you have allocated the purchase price among the interest acquired in the underlying assets and liabilities. Please expand your disclosure to clearly identify how you accounted for this acquisition of minority interests.

Response:	Although this comment no longer is applicable to the pro forma financial statements inasmuch as a pro forma balance sheet has no longer been included in the Registration Statement, we have expanded our disclosure in Note 2 to the consolidated financial statements for the nine months ended September 30, 2005 and 2004 on page F-7 to better describe the accounting treatment for the acquisition of minority interests.

22.	We note you have treated CES as the accounting acquirer of the minority interests as a result of the Combination. However, consistent with the guidance of SFAS 141, paragraph 14, we believe the acquisition of minority interest pro forma adjustments should also include the minority interests held in CES, as these minority shareholders participated in the exchange of shares as a result of the Combination. Please amend your pro forma combined financial statements and related notes to include the effect of the acquisition of the minority interest of CES under the purchase method.

Securities and Exchange Commission
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Response:	On September 12, 2005, the Company completed the combination of Complete Energy Services, Inc. (“CES”), Integrated Production Services, Inc. (“IPS”) and I.E. Miller Services, Inc. (“IEM”) pursuant to which the CES and IEM shareholders exchanged all of their common stock for common stock of IPS. The Company applied the continuity of interests accounting method as required by SFAS No. 141 as a reorganization of entities under common control. Under this method of accounting, Complete combined CES, IEM and IPS (each with non-controlling shareholders) to form an entity with a common majority shareholder, SCF.

The combination transaction described in the preceding paragraph resulted in the acquisition of a minority interest (non-controlling shareholders). Under paragraph 14 of SFAS No. 141, the acquisition of a minority interest should be accounted for under the purchase method, which requires the identification of an accounting acquirer. Although IPS is the legal acquirer, we determined CES to be the accounting acquirer of the minority interest based primarily on the relative share ownership and people in key management positions after the combination.

Since CES was the acquiring entity, we believe that the minority interest holders in CES would not be considered a minority interest of the combined entity. We believe that SFAS No. 141, paragraph 14 requires the acquisition of the minority interest to include only IPS and IEM.
Financing, page 29
23.	Expand your disclosures in parts (a) through (e) to clearly identify the adjustments recorded in the pro forma combined statements of operations presented on pages 26 and 27 and how they reconcile to the amounts currently disclosed in Note 3. It may be helpful to provide information in tabular format to facilitate the presentation and underlying calculation of the amounts.

Response:	We have revised the disclosures in Note 3 to the consolidated pro forma statements of operations relating to the transactions that occurred in the September 12, 2005 Combination.

24.	Part (b) of Note 3 appears to relate to the payment of the Dividend, as defined within the filing and discussed in the introduction to the pro forma combined

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financial statements on page 24. Please expand your disclosure in part (b) to identify this adjustment as the payment of the Dividend, if true.

Response:	As discussed in the response to comment 20, a pro forma consolidated balance sheet has no longer been included and the note referred to in the comment in no longer in the Registration Statement.

25.	Your disclosure in part (c) of Note 3 states the adjustment relates to interest expense for the senior secured financing and stockholder distribution. Please expand your disclosure and explain why a pro forma adjustment to interest expense relating to a stockholder distribution is necessary and appropriate.

Response:	We have included a pro forma adjustment to interest expense relating to the stockholder distribution because of the materiality of the distribution. If the Staff does not believe such an adjustment is appropriate, we would then propose eliminating the pro forma financial statements.

26.	We note you have recorded adjustments to tax expense, which appear to relate to part (c) of Note 3. Please expand your disclosure in part (c) to address the nature of these amounts and how they were determined.

Response:	We have revised the disclosure in Note 3(c) in response to the Staff’s comment.

27.	We note you have recorded a pro forma adjustment to deferred income taxes, which appears to relate to part (d) of Note 3. Please expand your current disclosure to address the nature of this amount and how it was determined.

Response:	The pro forma discussion relating to deferred income taxes is no longer applicable since we are no longer presenting the pro forma consolidated balance sheet.

28.	We also note adjustments to cash and retained earnings that appear to relate to part (d) of Note 3. It remains unclear why these line items would be affected

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based on the disclosure in part (d). Please expand your disclosure to address the nature of these amounts and how they were determined.

Response:	We believe that this comment is no longer applicable as the consolidated pro forma balance sheet is no longer included.

29.	Please expand your disclosure in part (e) to clarify that adjustments to record transaction costs have been included in the pro forma combined balance sheet only. Adjustment to the pro forma combined statements of operations is not appropriate as the transaction costs are non-recurring.

Response:	We note the Staff’s comment. No adjustments to the pro forma statements of operations have been made as a result of the transaction costs.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33
Overview, page 33
30.	If material, discuss here and in the Risk Factors sections risks associated with your practice of charging for services on a dayrate basis. Include in this section details regarding the other types of contracts you enter into with customers and the percentage breakdown of each type of contract, or explain why this information is not material.

Response:	We have revised our disclosure in response to the Staff’s comments. Please see pages 11, 33 and 34. We have not included details regarding other types of contracts because we believe those other contracts do not generate material revenues or net income.
Critical Accounting Policies and Estimates, page 36
31.	The disclosures of your critical accounting policies and estimates appear to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. Please revise your disclosures to address the material implications of the uncertainties that are associated with

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the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:
(a)	An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

(b)	An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

(c)	An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.
Please refer to FRC Section 501.14 for further guidance

Response:	We have provided additional information in tabular form to better describe the critical estimates used to prepare our consolidated financial statements. Please see pages 40 and 41.
Liquidity and Capital Resources, page 44
32.	We note that you explain your cash flows from operations by describing the items identified on the face of your statement of cash flows. Please enhance your discussion and analysis to address the material changes in the underlying drivers (e.g. cash receipts from service contracts and cash payments for increased labor costs to perform the services under these contracts). In addition, please discuss and analyze any known trends in your cash used from operations. Also identify and explain the impact of expected changes in service contract performance and product sales on the amount and timing of future cash flows. Refer to FRC 501.13.b.1 for further guidance.

Response:	We have expanded our disclosure as requested under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

33.	You have not disclosed the existence and timing of commitments for future capital expenditures and other known reasonably likely cash requirements in future periods. For example, on page 47, you describe the construction of two

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drilling rigs to meet provide future drilling services under two new customer agreements but have not quantified or discussed the timing of these expenditures. Please expand your disclosure as appropriate. Refer to FRC Section 501.13 for further guidance.
Response:	We have amended the disclosure to indicate the expected level of investment in capital equipment for 2005. We have also expanded the disclosure related to the specific commitment to build two drilling rigs. Please see pages 47, 48 and 50.

34.	Please revise your disclosure to clarify whether you will have sufficient capital to fund your operations for the next 12 months.

Response:	We have added language as requested. Please see pages 47 and 48.

35.	We note that the underwriters have granted an exception to the 180-day lock-up period referenced in the Underwriting section of the prospectus for, among other things, the issuance of shares in future acquisitions. Please inform us of the specific plans, if any, that you have to acquire future businesses within the 180 day period following the date of the prospectus. We may have further comments.

Response:	At this time we do not have any specific plans to issue shares of our common stock in connection with the acquisition of businesses within the 180 day period following the date of the prospectus. However, while we have no such specific plans at this time, we will continue to consider the issuance of stock in connection with acquisition opportunities.
Description of Our Indebtedness, page 45
36.	On page 46, you disclose that the Credit Agreement contains “certain provisions requiring us to prepay certain amounts outstanding thereunder as a result of certain actions.” Revise the disclosure to delineate the provisions that you are referencing so that you provide investors with an accurate and complete summary of the material terms of the agreement.

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Response:	The discussion relating to the Credit Agreement has been revised in accordance with the Staff’s request.
Business, page 52
Environmental Matters, page 66
37.	If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities.

Response:	We believe there are no material environmental liabilities and have not recorded any liabilities as a result.
Management, page 69
38.	Revise to clarify for each individual the times each office or title was held during the entire five year period, eliminating all gaps or ambiguities as to time. Also specify the various offices held during that period, rather than referring to a “number of” such positions.

Response:	We have revised the disclosure in response to the Staff’s comment. Please see pages 72 through 75.
Certain Relationships and Related Party Transactions, page 79
39.	Disclose whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm’s length negotiations with unaffiliated third parties. Also discuss how you intend to address future potential conflicts of interest, and state whether you have any policy regarding the terms of future transactions with your affiliates.

Response:	We have revised the disclosure in response to the Staff’s comment. Please see page 85.

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Principal and Selling Stockholders, page 81
40.	Please identify any selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its securities as compensation for investment banking services. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such stockholder is an underwriter.

Response:	The selling stockholders have not yet been determined. We will disclose the selling stockholders in an amendment prior to printing preliminary prospectuses. We do not anticipate that any of the selling stockholders will be a registered broker-dealer or an affiliate of a registered broker-dealer.

Renouncement of Business Opportunities, page 85

41.	Disclose whether you believe that the “renouncement” to which you refer is common practice, and provide us with other recent examples of this arrangement if you are aware of any. Explain in necessary detail whether you believe that it is consistent with protecting the interests of the company. Also address whether and how you believe this arrangement affects the fiduciary duties of board members under applicable state law. We may have additional comments.

Response:	We have provided to the Staff as Annex E recent examples from filed Form S-1’s that have disclosed a similar arrangement. We do not believe that the renouncement is an unusual practice in the context of an initial public offering by a registrant with a controlling stockholder. We believe this arrangement is consistent with protecting the interests of the company, due to the fact that the renouncement is limited in its scope. Opportunities that arise solely from a person’s capacity as a director or officer of the company, or opportunities identified solely through disclosure from the company are not included in the renouncement. We also believe this arrangement is consistent with the fiduciary duties of the board members under Delaware law as contemplated by Section 122(17) to the Delaware General Corporation Law. This section permits a corporation, in its certificate of

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incorporation or by action of its board of directors, to renounce in advance specified business opportunities or types of business that are presented to the corporation or one or more of its officers, directors or stockholders.
Underwriting, page 92
42.	If the underwriters will engage in an electronic offer, sale or distribution of the shares, please describe their procedures to us.

Response:	Credit Suisse First Boston LLC (“CSFB”) and UBS Securities LLC (“UBS” and, together with CSFB, the “Representatives”) have advised us that one or more members of the underwriting syndicate may engage in an electronic offer, sale or distribution of the shares and may make a prospectus in electronic format available on the websites that they maintain or may distribute prospectuses electronically. The Representatives have advised us that at the time they send out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the Commission and the Commission raised no objections.

As disclosed in the last paragraph of the “Underwriting” section, one or more members of the underwriting syndicate may make a prospectus in electronic format available on the websites maintained by such underwriter(s) and may distribute prospectuses electronically.

CSFB has informed us that it plans to post the preliminary prospectus and the final prospectus on the “Equity New Issues US” portion of its external website. Please note, however, that CSFB will not rely on such availability to satisfy its prospectus delivery requirements. The procedures employed in connection with CSFB’s electronic website posting of the prospectus were reviewed by the Staff in connection with the Google Inc. initial public offering dated August 18, 2004, as well as the Spirit Finance initial public offering dated December 15, 2004. Moreover, screen shots of both the posting of the Google preliminary prospectus and the Spirit Finance preliminary prospectus on the “Equity New Issues US” portion of CSFB’s external website were cleared by the Staff. Neither CSFB’s procedures with respect to “Equity New Issues US” nor the appearance of the screen shots have changed since they were cleared by the Staff in the aforementioned transactions.

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In addition, CSFB has informed us that, as an accommodation to its customers, it sends PDF versions of the preliminary and final prospectuses only to potential investors who specifically request information from CSFB about similar offerings. Please note, however, that CSFB will not rely on the PDF versions to satisfy its prospectus delivery requirements. The PDF files are accompanied by an email that contains only a descriptive subject header (issuer name and type of document, e.g., preliminary prospectus, final prospectus) and the PDF icon, but no text message. CSFB’s Equity Sales Force is under instructions that they may forward such email (along with the PDF) to their customers in the appropriate jurisdictions, provided no message is added to the email being forwarded. Subject lines and emails containing PDFs of preliminary and final prospectuses from CSFB do not depart substantively from this format.

As a courtesy to certain of their customers to whom a preliminary prospectus will be sent, UBS and UBS Financial Services Inc. (“UBS Financial”), a selected dealer affiliated with UBS, may distribute preliminary prospectuses electronically to certain of their customers. UBS will not accept indications of interest, offers to purchase or confirm sales electronically except for the indications of interest accepted by UBS through its “New Issues” system (formerly known as DealKey (SM) and described in the next paragraph). To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”) has been prepared and filed with the Commission.

UBS intends to make the preliminary prospectus available to certain of its customers through “New Issues,” a section of the UBS Investment Bank Client Portal that is part of UBS’s web-based client services site. UBS will accept indications of interest from those certain customers through “New Issues” but will not accept offers to purchase or confirm sales through any of its websites in connection with the offering. The “New Issues” section is separate from UBS’s publicly available website as access to “New Issues” is password-protected. UBS customers may obtain password access to “New Issues” upon request. UBS currently limits access to “New Issues” in the United States to institutional customers that are “qualified institutional buyers” under Rule 144A. “New Issues” contains a listing of equity and equity-linked offerings, with each offering hyperlinked to an offering summary page. The offering summary page will contain Rule 134 information pertaining to the offering, a hyperlink to the preliminary prospectus and other non-offering related information (such as administrative or logistical information). The preliminary prospectus will be in Adobe PDF format, and a link will be available on the page to download the required viewer. We has been informed by UBS that Ms. Kristina Schillinger, Esq. of the

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Commission reviewed UBS’s electronic offering procedures without objection in the spring of 2001.

UBS has informed us that, in addition to distributing preliminary prospectuses electronically through “New Issues,” it may send preliminary prospectuses via email as a courtesy to certain of its customers to whom it is concurrently sending a prospectus in hard copy.
Raymond James & Associates, Inc. (“Raymond James”) has notified us that as a courtesy to its customers to whom a preliminary prospectus will be sent, it may distribute preliminary prospectuses electronically via email to certain of its customers, but will not accept indications of interest, offers to purchase or confirm sales electronically. To the extent distributed electronically, the preliminary prospectus will be in Adobe PDF format. No preliminary prospectus will be sent until a preliminary prospectus meeting the requirements of the Securities Act has been prepared and filed with the Commission. Raymond James has also notified us that it will not be making the prospectus available on the Internet.

Banc of America Securities LLC (“BAS”) has advised us that it will not accept indications of interest, offers to purchase or otherwise offer and/or sell securities electronically, nor will it confirm sales electronically. However, it may deliver the preliminary prospectus and any amendments thereto to certain of its clients by posting these documents on the “i-Deal” website. These customers will also be sent a hard copy of the preliminary prospectus and any amendment thereto. Electronic versions of the preliminary prospectus and any amendments thereto will be made available to those customers only as a convenience. BAS will not be relying on electronic delivery to meet its delivery obligations under the federal securities laws. No preliminary prospectus will be delivered electronically until a preliminary prospectus has been prepared and filed with the Staff in conformity with the Securities Act. BAS will only deliver hard copies of the final prospectus to its customers. We understand that Ms. Kristina Wyatt of the Staff reviewed and approved BAS’ electronic offering procedures and that BAS continues to employ the same procedures as those reviewed by Ms. Wyatt.

Each of Jefferies & Company, Inc., Johnson Rice & Company L.L.C., Simmons & Company International and Pickering Energy Partners, Inc. has advised us that it does not intend to conduct an electronic offer, sale or distribution of the shares and that it will not make available a prospectus in electronic format on a website it maintains.

Securities and Exchange Commission
November 15, 2005 Page 20
43.	Disclose whether your underwriters have any present intent or any understandings, explicit or otherwise, to release the lock-ups early. If so, please disclose the factors to be considered in making such determination.

Response:	The Representatives have advised us that they have no present intent or arrangement to release any shares subject to a lock-up. The Representatives have further advised us that the release of any lock-up will be considered on a case by case basis. Upon a request to release any shares subject to a lock-up, the Representatives would consider the particular circumstances surrounding the request, including but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, the reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of the company.

44.	You indicate that you intend to conduct a “directed share program.” Please indicate the number of common shares and percentage of shares being reserved for issuance pursuant to the directed share program. Further, provide us with any material you have sent or intend to send to these potential purchasers such as a “friends and family letter.” Please inform us of when you first sent materials or intend to send materials to these potential purchasers. Inform us of whether the sale will be handled by you directly or by the underwriting syndicate. Explain to us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

Response:	We expect to reserve for the directed share program up to 5% of the amount of common stock to be sold in the offering. UBS Financial, a selected dealer affiliated with UBS, will administer the directed share program. The directed share program materials that we intend to deliver to potential purchasers will include:
•	a cover letter to potential purchasers from the company;

•	a Directed Share Program Procedures guide with contact information;

•	a set of frequently asked questions and answers regarding the directed share program;

•	an Indication of Interest Form to be completed by potential purchasers;

•	an NASD Certification Form;

Securities and Exchange Commission
November 15, 2005 Page 21
•	an Account Application (including a new account instruction form, a Form W-9 and a client agreement) to be completed by the potential purchaser in order to allow UBS Financial to open an account for the potential purchaser (a potential purchaser must have a UBS Financial account in order to participate in the directed share program); and

•	a copy of the preliminary prospectus.
A form of each of these documents, other than the preliminary prospectus, is provided as Annex F to this memorandum.

We and UBS Financial intend to adhere to the following procedures for the directed share program:
1.	We will provide to UBS Financial a database with each potential participant’s name, address and phone number.

2.	A new account mailer containing the directed share program materials will be sent to each potential participant via Federal Express with a Federal Express return envelope. Please note that no directed share program materials have been sent as of the time of this response, and no directed share program materials will be sent until after a preliminary prospectus meeting the requirements of Section 10 of the Securities Act has been prepared and filed with the Commission.

3.	Participants will return packages, as applicable, to express their interest.

4.	Any potential participant that cannot sign the NASD Certification will not be allowed to participate in the directed share program.

5.	Upon receipt of a package, a UBS Financial salesperson will call the potential participant to:
a.	confirm receipt of the package;

b.	confirm the potential participant’s indication verbally and advise the potential participant of the expected pricing date and price range;

c.	reiterate that if UBS Financial is unable to confirm the potential participant’s indication of interest on the night of pricing (after the Registration Statement is effective and before trading the morning after pricing), the potential participant will not be allocated any shares;

Securities and Exchange Commission
November 15, 2005 Page 22
d.	review payment options and the time by which payment must be received by UBS Financial (UBS Financial does not accept funds prior to pricing and effectiveness); and

e.	advise the potential participant of any lock-up restrictions.
6.	The salesperson will update the database of potential participants to reflect that the indications have been orally confirmed.

7.	On the morning of pricing, the allocation amount and final indication list will be e-mailed to us with instructions to give UBS Financial final allocations after the pricing.

8.	On the night of pricing, after the issue is priced and effective, a UBS Financial salesperson will call each participant to:
a.	confirm his or her final allocation, price and amount due (the directed shares will be purchased at the full initial public offering price);

b.	ask for his or her acceptance;

c.	review payment options and timing; and

d.	discuss any lock-up restrictions.
If a message is left, the salesperson will leave the following message: “I am calling from UBS Financial Services Inc. regarding the Complete Production Services, Inc. directed share program. The issue was priced this evening (day, date). We must speak to you no later than 9:30 a.m. EST tomorrow to confirm your participation and pricing. If we do not speak to you by then, you will not be able to participate. Please return this call to ___.”

9.	On the morning after pricing, a UBS Financial salesperson will call those participants who were not reached the night before. By 9:00 a.m. EST, UBS Financial will inform us of the participants who have not been contacted.

10.	When the issue begins trading, UBS Financial will review the list for completeness. If there are any participants who have not been reached, UBS Financial will inform us and the shares will be given back to UBS.

Securities and Exchange Commission
November 15, 2005 Page 23
45.	Please inform us of the “other persons” affiliated with you who will be able to participate in the directed share program, as well as the nature of the affiliations.

Response:	We expect that directors, officers, employees, customers, suppliers and other interested persons known to us will be able to participate in the directed share program. We have not yet identified other interested persons that we may permit to participate in the program. No person affiliated with an NASD member will participate in the program.

46.	You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response and update your disclosure. We may have further comments.

Response:	With respect to availability of a prospectus in electronic format on websites maintained by one or more of the underwriters, please see our response to Comment 42. It is also possible that an electronic prospectus may be posted online by any member of the underwriting syndicate. The Representatives have advised us that none of the agreements they have with the other underwriters contractually limits the ability of those underwriters to make an Internet posting. The Representatives have also advised us that they do not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The Representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the Registration Statement is declared effective.

The Representatives have also advised us that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the Registration Statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, the Representatives know only

Securities and Exchange Commission
November 15, 2005 Page 24
who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, the Representatives do not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the Registration Statement.

As stated in our response to Comment 42, at the time the Representatives send out invitations to participate in the offering to potential syndicate members, the potential underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the Commission and the Commission raised no objections.

Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by the Representatives that syndicate members will so comply, there would not appear to be a regulatory need to make the Representatives responsible for the Internet activities of other syndicate members. The Representatives have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

The Representatives have advised us that they currently have no arrangement with a third party to host or access the preliminary prospectus on the Internet other than as described in the response to Comment 42 regarding BAS’s use of i-Deal. While certain of the underwriters may contract with Yahoo! NetRoadshow (www.netroadshow.com) to conduct an “Internet road show” with respect to this offering, the purpose of these contracts is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet road show is to provide access to the road show to institutional investors who cannot, or elect not to, attend the road show meeting in person. As part of the electronic road show process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to and will be made available on the web site. The preliminary prospectus will be accessible via the Internet, for informational purposes only, in accordance with the road show vendor’s customary procedures. We expect that in any agreement with the underwriters, Yahoo! NetRoadshow will agree to conduct Internet road shows in accordance with the Net Roadshow Inc. no-action letter dated September 8, 1997, and subsequent no-

Securities and Exchange Commission
November 15, 2005 Page 25
action letters received from the Commission in connection with virtual roadshows. Copies of the agreements with Yahoo! Net Roadshow will be provided to the Staff under separate cover in the event any of the underwriters enter into any such agreements.
Experts, page 96
47.	We note the disclosure stating you have agreed to indemnify and hold KPMG harmless for any legal action relating to the inclusion of its audit reports in this filing. Please tell us how you have concluded that this arrangement has not impaired your auditor’s independence. For further guidance, please refer to Financial Reporting Policies — Section 600 — 602.02.f.i. “Indemnification by Client”.

Response:	We believe that this arrangement is consistent with the SEC’s Staff Training Manual (Topic Four I.C.) and its administrative practices because (1) KPMG LLP is the predecessor auditor, as Grant Thornton LLP was appointed as our auditor on September 12, 2005, (2) Grant Thornton has opined on the most recent fiscal year of our consolidated financial statements and (3) the indemnification arrangement with KPMG has been disclosed under the “Experts” section of the Registration Statement.
Report of Independent Certified Public Accountants, page F-l8
48.	We note the audit opinions issued by Grant Thornton and KPMG as presented on pages F-18 and F-20, respectively, state the audits were performed in accordance with auditing standards generally accepted in the United States of America. These auditor’s reports should refer to the standards of the Public Company Accounting Oversight Board (United States). You may refer to the example 3 in the chart found in Section VI of the minutes to the SEC Regulations Committee meeting dated June 15, 2005, amended June 17, 2005 at http://www.aicpa.org/download/belt/2004_6015_highlights.pdf. Please have your auditors update their reports to appropriately reference the standards of the Public Accounting Oversight Board (United States), if their audits were performed in accordance with these standards.

Response:	Our independent auditors have modified their audit reports as requested.

Securities and Exchange Commission
November 15, 2005 Page 26
Combined Statements of Operations (Loss), page F-22
49.	Revise your disclosure to include the tax effects of each component of other comprehensive income. You may refer to paragraphs 24 and 25 of SFAS 130 for further guidance.

Response:	Comprehensive income consists solely of foreign exchange losses which are not deductible for tax purposes therefore no tax effect is shown.
Combined Statements of Cash Flows, page F-24
50.	We note you have reported a negative balance in 2002 of issuances of bank operating loans. Please tell us the nature of this amount and revise the title of this line item, if necessary. If this amount represents the net amount of issuances and repayments of bank operating loans, please also address in your response why you believe the presentation of net cash flows is appropriate under SFAS 95.

Response:	We have revised the title of this line item to “Net Borrowings (Repayments) under Lines of Credit” as suggested by the Staff. We believe that our presentation of net cash flows is consistent with paragraph 13 of SFAS 95, Statement of Cash Flows.

51.	Tell us the nature of the amounts reported as “Additions to intangible assets” and why you believe its presentation and classification as an investing activity is appropriate.

Response:	We believe that most of the amounts reported as additions to intangible assets relate to the acquisition of the remaining 50% interest of a patent for a wireline hydraulic retrievable tool. We believe it appropriate to classify these investments as an investing activity.

Securities and Exchange Commission
November 15, 2005 Page 27
Notes to Combined Financial Statements, page F-25
52.	We note several references throughout the filing incorrectly refer to the discussion of certain subsequent events in note 19. Please amend your filing to correct these references to note 20, if correct.

Response:	We have corrected the disclosures as requested.
Significant accounting policies, page F-25
53.	Please expand your disclosures to address your accounting for shipping and handling costs in accordance with EITF 00-10, if applicable.

Response:	We do not have material shipping and handling costs that are recovered from our customers. As such, we do not believe that expanded disclosure is necessary or advisable.
(c) Revenue recognition, page F-27
54.	Please tell us in more detail how you account for the revenues and costs under your service contracts and cite the accounting literature you relied upon. In addition, explain what factors are taken into account when determining the progress of work under a specific contract involving upfront and lump sum payments. In your response, address how you account for changes in your estimate of work completed in future periods.

Response:	We have no material percentage of completion contracts in accordance with SOP 81-1. We infrequently receive advance payments from customers, and in those cases we record revenue at such time as it is earned based upon predetermined dayrates or hourly rates for the actual period of time the services are provided to the customer. Our contracts are typically short duration contracts which are completed in a relatively short period of time (usually less than one month). Product sales are only recorded at the time ownership transfers, the sale is completed and the product is shipped or delivered to the customer.

Securities and Exchange Commission
November 15, 2005 Page 28
55.	We understand from your disclosures on pages 37 and 47 of Management’s Discussion and Analysis that revenues under certain arrangements have been deferred until earned. Tell us where you have recorded the amounts of deferred revenue on your combined balance sheet and identify the amounts recorded as of June 30, 2005 and December 31, 2004 and 2003.

Response:	We have revised the disclosure to provide more information as requested. Please see page 50. Such amounts have been recorded in the consolidated balance sheet for the nine months ended September 30, 2005. There were no such arrangements in place in 2004 or 2003.

56.	We note you defer the revenues and direct costs associated with the mobilization of rigs and other drilling equipment and recognize such amounts over the term of the related drilling contract, if such contract has been secured. Please expand your disclosure to differentiate the manner in which you recognize revenues and costs associated with mobilization and those related to your drilling activities. In addition, please quantify for us the revenues and costs associated with the mobilization of rigs and drilling equipment recognized in your statements of operations during the six-month period ended June 30, 2005 and the years ended December 31, 2004, 2003 and 2002 and the similar amounts deferred in your balance sheet as of June 30, 2005 and December 31, 2004 and 2003.

Response:	We have expanded our disclosure footnote on revenue recognition to more fully explain that mobilization revenues and costs are treated in a manner consistent with the recognition of drilling contract day-rate charges. Drilling contracts are typically short term in nature and usually cover one well at a time. As such, the recognition of revenue from rig mobilization involves little subjective evaluation on the part of management and overall is not material. For the nine-month period ended September 30, 2005 the revenues and costs associated with mobilization were $4.2 million and $1.8 million, respectively. For the years ended December 31, 2004 and 2003 mobilization revenues were $3.6 million and $0.3 million and mobilization costs were $1.8 million and $0.1 million, respectively. There were no mobilization revenues and costs for 2002. Also there were no mobilization revenues and costs deferred on our balance sheets as of September 30, 2005 and December 31, 2004 and 2003.

Securities and Exchange Commission
November 15, 2005 Page 29
57.	We also understand from disclosures in Management’s Discussion and Analysis that your contracts are both short and long-term in nature. Please summarize the amount of revenues, earned and unearned, subject to long-term and short-term contracts as of June 30, 2005 and December 31, 2004 and 2003.

Response:	Substantially all of our operations are conducted on a short-term basis with the exception of the operations in Mexico with PEMEX. The contract for PEMEX covers a 26-month period of time, but revenue recorded under this contract is based on actual services provided on a call-out basis. Complete was deemed to be the service provider of choice by PEMEX for the period of time covered by the contract, but there is no guarantee of revenue unless we provide services as required by the client. There were no material revenues recorded under long-term contracts in 2004 or 2003.

58.	We note your disclosures on page 16 of contractual arrangements with PEMEX that account for substantially all of the business performed in Mexico. Please expand your footnotes to discuss the nature and significant terms of this multi-year contract, if appropriate. If you believe disclosure of this contract in your financial statements is not significant, please support your conclusions and quantify the amounts of revenue and deferred revenue, if applicable, are subject to this contract.

Response:	See number 57 above. We have recognized $16.8 million of revenue under the PEMEX contract in 2005 through September 30.

Business Combinations, page F-31

59.	We note your disclosures regarding numerous acquisitions made by Integrated Production Services, Inc., Complete Energy Services, Inc. and I.E. Miller Services, Inc. during the periods presented. Please tell us in detail how you determined the presentation of the financial statements of these acquired businesses is not required under Rule 3-05 of Regulation S-X and the guidance of Staff Accounting Bulletin Topic 1:J. In your response, please also address the recently acquired businesses disclosed in Note 20 and those businesses likely to be acquired. It may be helpful to provide the results of the significance tests performed in a tabular format, accompanied by a qualitative discussion of your conclusions.

Securities and Exchange Commission
November 15, 2005 Page 30
Response:	The registrant was formed as a result of the combination of Integrated Production Service, Inc., Complete Energy Services, Inc. and I.E. Miller Services, Inc. (“Combined Companies”). Our consolidated financial statements include the activities of the Combined Companies from their respective date of common control and have been prepared using the continuity of interests accounting method, which yields results similar to the pooling of interests accounting method.

We believe Rule 3-05 of Regulation S-X and Staff Accounting Bulletin Topic 1:J apply only to acquisitions made by the registrant, which was formed as noted above through a business combination of the Combined Companies, but does not generally extend to acquisitions of the acquired businesses. As such, we believe that the acquisitions made by each of the combining companies in the business combination which formed the registrant, and that are disclosed in Note 2, need not be furnished unless their omission would render our financial statements misleading or substantially incomplete. We believe this position is further supported based on interpretative guidance provided in the SEC’s Staff Training Manual, Topic Two I.A.2.

The registrant has considered whether the registrant’s financial statements would be rendered misleading or substantially incomplete if the financial statements of the acquired businesses are not included. Annex G hereto tests the significance of the acquisitions referred to in Note 2 utilizing 2004 year data. The registrant believes that utilizing 2004 data is appropriate for this purpose because it is consistent with the spirit of SAB 80 (although more conservative since the 2004 information does not reflect pro forma results). As we are not aware of any specific guidance regarding the terms “misleading or substantially incomplete,” we determined that the Registration Statement would be misleading or substantially incomplete if any of the companies acquired by any of the Combined Companies were significant, based on the tests provided by Rule 1-02(w) of Regulation S-X, at a 40 percent significance level of the registrant’s last audited fiscal year in the year of acquisition. Based on the attached analysis, no individual acquisition meets that 40 percent significance level.

From a qualitative perspective, the registrant has had very substantial growth in assets and earnings and the registrant does not believe that the historical financial statements of the acquired businesses relating to earlier periods would provide meaningful additional information to investors. There were a number of discrete businesses that were acquired. The acquired businesses were all in the energy service sector and none of the acquired businesses were so dissimilar from the registrant’s business so that the inclusion of the acquired businesses financial statements would, in our judgment, be a material addition to the information in the consolidated statements we provide. In

Securities and Exchange Commission
November 15, 2005 Page 31
most cases, the registrants financial statements, after taking into account the financial statements as of and for the nine-month period ending September 30, 2005, already include at least twelve months of operations of the acquired businesses. In addition, after reviewing the available financial statements of the acquired businesses, the registrant has not identified any material trend or other information that an investor would be likely to gain by including the acquired company financial statements. Furthermore, the inclusion of the acquired company financials could be confusing to some extent because they are not directly comparable to the results of such businesses under the control of the registrant because of adjustments resulting from the purchase method of accounting, the change in management supervision and different capital resource allocations.

For the reasons discussed above, we do not believe that the financial information in the Registration Statement is misleading or substantially incomplete.

Although for the reasons described above we do not believe that Rule 3-05 of Regulation S-X would apply to the acquisition of Parchman Energy Group, Inc., described in Note 20 of the 2004 consolidated financial statements, this acquisition is not significant as defined under Rule 3-05. See the attached analysis that demonstrates that all tests provided by Rule 1-02(w) of Regulation S-X are less than 20 percent of the registrant’s 2004 audited financial statements.

We acknowledge that Rule 3-05 would apply to acquisitions made after the consummation of the Combination. In that regard, on November 1, 2005, we acquired Big Mac as described in Note 14 to the interim consolidated financial statements. See the attached analysis that demonstrates that the pre-tax income test provided by Rule 1-02(w) of Regulation S is greater than 20 percent but less than 40 percent. As the acquisition of Big Mac is less than 50 percent significant, we have elected to not include the financial statements of Big Mac in this Registration Statement as we expect the Registration Statement to be declared effective within 75 days of the date of acquisition. We believe this position is supported based on interpretative guidance provided in the SEC’s Staff Training Manual, Topic Two I.A.1. The financial statements of Big Mac will be included in a Form 8-K filed within 75 days of its acquisition as required under Rule 3-05 of Regulation S-X.
IPS 2002 Acquisition, page F-34
60.	We note you acquired an interest in IPSL through two acquisitions, the first, in 2000 for a 44.8% equity interest and the second, in 2002 for the remaining

Securities and Exchange Commission
November 15, 2005 Page 32
55.2% equity interest. Please tell us in more detail how you accounted for these two acquisitions and your interests in IPSL in the periods subsequent to each acquisition. For example, you have stated that you transferred your interest in IPSL to Acquisition Co. in 2002 at cost; however, your disclosures also state the acquisition of IPSL has been accounted for using the purchase method with the allocation of the aggregate purchase price of $49,508 to assets and liabilities at fair values. Please explain to us in further detail and cite the accounting literature you relied upon. Additionally, in your response, please address whether the use of push-down accounting was required and applied.
Response:	The following details how we accounted for the two acquisitions of IPSL:
•	On October 16, 2000, SCF-IV, L.P. (“SCF-IV”) purchased 44.8% equity interest in Integrated Production Services Ltd. (“IPSL”) for $20 million. SCF-IV accounted for this business combination using the purchase method, with the investment in IPSL being accounted for using the equity method. SCF-IV’s share of equity earnings from October 16, 2000, the date of acquisition, to July 2, 2002 was negligible.

•	In June 2002, SCF-IV incorporated a wholly owned subsidiary (“AcquisitionCo”) and invested $29.5 million in common stock.

•	On July 3, 2003, AcquisitionCo acquired the remaining 55.2% equity interest in IPSL for $29.5 million. AcquisitionCo accounted for the business combination using the purchase method. The results of operations of IPSL were included in the accounts of AcquisitionCo from the date of acquisition.

•	SCF-IV transferred its 44.8% equity interest in IPSL at its cost of $20 million plus negligible cumulative earnings from October 16, 2000 to July 2, 2003. As this transaction was between a parent and its wholly owned subsidiary, continuity of interests accounting was used.

•	AcquisitionCo and IPSL were amalgamated and continued as IPSL (“AmalgamationCo”). The accounting for this series of transactions resulted in pushdown accounting (as discussed in SAB Topic 5J) being applied as follows:
•	the assets and liabilities of AmalgamationCo were recorded at the fair value established in the two-step acquisition of IPSL on October 16, 2000 and July 3, 2003 by the commonly controlled entities (SCF-IV and AcquisitionCo); and

•	The results of operations of AmalgamationCo include the 44.8% interest using the equity method held from October 16, 2000 to July 2, 2003 and 100% consolidation of earnings thereafter.

Securities and Exchange Commission
November 15, 2005 Page 33
(h) Goodwill, page F-35
61.	Please expand your disclosure to address the nature of the $1,400 tax valuation adjustment to goodwill and why it was recorded in fiscal year 2003.

Response:	We have amended the disclosure as requested at the end of Note 2(h) to the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002. We believe that this adjustment has been made in accordance with paragraph 30 of SFAS 109.

62.	Expand your disclosure to include all information required by paragraph 45(c), including the last paragraph within paragraph 45 of SFAS 142. We note you have included some information regarding balances of goodwill acquired on a segment basis within other portions of Note 3. Please ensure all information required to be disclosed under SFAS 142 is included in your footnotes.

Response:	We have reviewed the requirements of SFAS No. 142, paragraph 45(c) and noted the following requirements: (1) disclose goodwill acquired, (2) disclose impairment losses recorded related to goodwill, (3) disclose goodwill associated with the disposal of a business, and (4) disclose goodwill by operating segment and whether or not any goodwill was not yet allocated to a reportable segment.

We believe we have addressed these disclosure requirements as follows: (1) we disclose goodwill acquired in Notes 2 to the annual and interim consolidated financial statements, as well as a roll forward of goodwill at Note 2(h) of the annual consolidated financial statements and Note 9 of the interim consolidated financial statements; (2) we have recorded no impairment losses related to goodwill, therefore, no disclosure is deemed necessary; (3) we have not disposed of a business during the periods covered by this S-1 filing, and therefore, disclosure is not deemed necessary; and (4) goodwill by segment is disclosed at Note 14 of the annual consolidated financial statements and Note 11 of the interim consolidated financial statements. All goodwill has been allocated to a reportable segment, including $38.4 million associated with the acquisition of minority interest associated with the Combination, recorded in the Corporate and Other segment.

Securities and Exchange Commission
November 15, 2005 Page 34
Intangible assets, page F-37
63.	Expand your disclosures to include all information required to be disclosed under paragraphs 44 and 45 of SFAS 142.

Response:	We have expanded our disclosure in Note 6 to our consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 in response to the Staff’s comment.

Please direct any questions that you have with respect to the foregoing or with respect to Amendment No. 1 to Scott N. Wulfe at (713) 758-2750 or Nicole E. Clark at (713) 758-3344.

Very truly yours, VINSON & ELKINS L.L.P.
/s/ Nicole E. Clark
By: Nicole E. Clark

Enclosures

cc (with enclosures):	Joseph C. Winkler (Complete Production Services, Inc.)
J. Michael Mayer (Complete Production Services, Inc.)
Robert L. Weisgarber (Complete Production Services, Inc.)
Scott N. Wulfe (Vinson & Elkins L.L.P.)
Brandon Sear (Grant Thornton LLP)
T. Imam Hasan (KPMG LLP)
R. Joel Swanson (Baker Botts L.L.P.)
Felix P. Phillips (Baker Botts L.L.P.)

ANNEX A

     Tel 713.758.2222 Fax 713.758.2346

[______], 2005
Complete Production Services, Inc.
14450 JFK Blvd.
Houston, Texas 77032
Ladies and Gentlemen:
     We have acted as counsel for Complete Production Services, Inc., a Delaware corporation (the “Company”), in connection with the proposed offer and sale (the “Offering”) by the Company and the selling stockholders (the “Selling Stockholders”), pursuant to a prospectus forming a part of a Registration Statement on Form S-1, Registration No. 333-128750, originally filed with the Securities and Exchange Commission on September 30, 2005 (such Registration Statement, as amended at the effective date thereof, being referred to herein as the “Registration Statement”), of common stock, par value $.01 per share, of the Company (the “Common Shares”).
     In connection with this opinion, we have assumed that (i) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective, (ii) the Common Shares will be issued and sold in the manner described in the Registration Statement and the prospectus relating thereto and (iii) a definitive underwriting agreement in the form filed as an exhibit to the Registration Statement with respect to the sale of the Common Shares will have been duly authorized and validly executed and delivered by the Company and the other parties thereto.
     In connection with the opinion expressed herein, we have examined, among other things, (i) the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Company, (ii) the records of corporate proceedings that have occurred prior to the date hereof with respect to the Offering, and (iii) the Registration Statement. We have also reviewed such questions of law as we have deemed necessary or appropriate. As to matters of fact relevant to the opinion expressed herein, and as to factual matters arising in connection with our examination of corporate documents, records and other documents and writings, we relied upon certificates and other communications of corporate officers of the Company, without further investigation as to the facts set forth therein.
     Based upon the foregoing, we are of the opinion that:

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai	First City Tower, 1001 Fannin Street, Suite 2300, Houston, TX 77002-6760
Houston London Moscow New York Shanghai Tokyo Washington	Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Complete Production Services, Inc. November 14, 2005 Page 2
(a)	with respect to the Common Shares to be issued or sold by the Company, when (i) the Board of Directors of the Company or to the extent permitted by the Delaware General Corporation Law, a duly constituted and acting committee thereof (such Board of Directors or committee being referred to herein as the “Board”), has taken all necessary corporate action to approve the price of the Common Shares and (ii) the Common Shares have been delivered in accordance with a definitive underwriting agreement approved by the Board and upon payment of the consideration therefor provided for therein (not less than the par value of the Common Shares), the Common Shares will be duly authorized, validly issued, fully paid and nonassessable; and

(b)	the Common Shares proposed to be sold by the Selling Stockholders will be duly authorized, validly issued, fully paid and nonassessable.
     This opinion is limited in all respects to the Constitution of the State of Delaware and the Delaware General Corporation Law, as interpreted by the courts of the State of Delaware and of the United States.
     We hereby consent to the statements with respect to us under the heading “Legal Matters” in the prospectus forming a part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement, but we do not thereby admit that we are within the class of persons whose consent is required under the provisions of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission issued thereunder.

Very truly yours,

ANNEX B

Support for “local leadership” and “basin-level expertise”
Complete has pursued a strategy of acquiring a number of regionally focused businesses that have allowed Complete to capitalize on the local knowledge, skills, reputations and relationships of these companies. Complete has successfully integrated these companies and has retained the vast majority of the management and employees. Four examples are as follows:
•	In October 2004, Complete acquired the Hamm Co. group of companies, whose operations are predominately in Western Oklahoma. The senior five members of Hamm Co. management team, all of whom stayed with Complete after the acquisition, have a combined experience of 177 years working in Western Oklahoma. They know the fields, customer and idiosyncrasies of the Western Oklahoma oil and gas business intimately.

•	In March 31, 2004 Complete acquired Double Jack, a pressure testing business in Wyoming, Colorado and Utah. The three senior managers of this company have a combined experience of 71 years working in the Greater Green River, Wind River or Uinta basins. The company has a premier reputation and an intimate knowledge of the customers, and the geological characteristics and challenges in each of these Rockies basins.

•	In November 2003, Complete acquired BSI Companies, an integrated services company in North Texas with operations in the Fort Worth Basin. BSI was particularly focused on tight gas production in the Barnett Shale formation. The two senior managers of this company have a combined experience of 50 years leading companies and working in the oil and gas fields of the Barnett Shale region of north Texas.

•	In February 2005, Complete acquired Parchman Energy Group (PEG), whose operations include a Production Enhancement business in Mexico. The Mexican oilfield service business is a challenging environment for foreign companies to be successful; however, the four key managers of PEG’s Mexico operations have a combined experience of 122 years working in and leading companies in the Mexican oil field. These managers understand the industry dynamics, have a strong working knowledge of the geological characteristics of Mexico’s oil and gas basins, and have strong relationships with PEMEX, Mexico’s national oil company.
Unlike several of its larger competitors, Complete has employed and intends to continue to employ a personnel strategy of retaining its operations managers in one geographic market for a significant period of time. We believe this strategy provides Complete with significant knowledge and experienced leadership at a local level.
Support for “innovative application of proprietary and other technologies”
Complete uses several proprietary technologies and the innovative application of non-proprietary technologies to differentiate itself from its competitors. Examples of these proprietary technologies and the innovative applications of existing technologies include the following:
•	Proprietary Technologies:
•	Complete’s Pacemaker Plunger lift systems utilize a unique two piece design that incorporates a large bypass area enabling it to make more trips per day (up and down the wellbore) and remove more wellbore fluids in wells with certain characteristics, versus other plunger lift designs. We have been issued U.S. patent nos. 6,209,637; 6,467,541; and 6,719,060 which protect the design of our system. This proprietary system has enabled us to capture a leadership position in the plunger lift industry — Spears and Associates, an independent oilfield research firm located in Tulsa, Oklahoma, ranks Complete as the number 3 provider of plunger lift sales with approximately 11% market share behind only Dover (25% market share) and Weatherford (18% market share).

•	Complete’s proprietary Green Flowback system permits the flow of gas for our customers while performing drill-outs of bridge plugs and flowback operations. The ability to flow gas while performing these services increases gas production, accelerates time to production and eliminates the need to flare gas. We have a patent pending on the design of our system. Complete’s Green Flowback system enables us to capture a significant share of the flowback market on “the Mesa” in Wyoming where wells are generally high pressure and have multiple pays/stages and require the drill-out of multiple bridge plugs.

•	Complete’s proprietary Hard Kote thermochemical process significantly reduces the wear and prolongs the life of metal components. One major application of this coating process is for Electrical Submersible Pumps (ESP’s) components. We provide a major customer (the third largest manufacturer of ESP’s according to Spears & Associates) with our coating for their ESP’s. Complete and this customer have case studies in which ESP’s that did not utilize our Hard Kote process were lasting only 30 days before they needed to be replaced. In the same application, wells which utilized our Hard Kote technology were able to operate for over 900 days. Complete developed this Hard Kote process by partnering with the Alberta Research Council. Complete does not have a patent on the system, however the process is considered by Complete to be a highly protected trade secret.
•	Innovative Application of Existing Technologies:
•	Complete has two coiled tubing units, which have electric-line conductors within their coiled tubing strings (eCoil units), operating in the Barnett Shale region of North Texas. These specially configured units can deploy e-line services including perforating and logging in high inclination and “horizontal wells” that are prevalent throughout the Barnett Shale. Traditionally, a separate e-line unit and coiled tubing unit are required to perform e-line services in horizontal wells as the electric conductor is a flexible line which can not be pushed into a horizontal well and therefore requires some means (e.g., coiled tubing) for conveying the line into the horizontal leg of the well. We believe our specially configured units are an example of innovatively applying existing technologies to improve our service offerings. Combining the components of two traditionally distinct units reduces the footprint required on the well site and enables a reduction of the number of personnel required on site, thereby reducing the cost and time required to provide e-line services in horizontal wells.

•	Complete has designed and built heli-portable and winterized equipment which are specifically designed to work in the harsh environment of the Northwest Territories of Canada. This equipment incorporates commonly utilized technologies and equipment, but is specially configured so that it can be mobilized, deployed and operated quickly and efficiently in environments that have limited access.

ANNEX C

Analysis of Complete’s Position in Attractive Basins
The U.S. National Petroleum Council (NPC), a federal advisory committee to the U.S. Secretary of Energy, conducted a study of the North American Natural Gas market in 2003. One of the teams of industry experts (task group) assembled wrote a 479 page report on the U.S. Natural Gas Supply situation. In that report the task group identified 17 Super-regions (see picture below on the left) and further subdivided these in 70 Supply-regions (see picture below on the right), which are approximately the same United States Geological Survey (USGS) regions. A map of the Super-regions and Supply-regions are shown below.
The attached two-page appendix extracted from the NPC report shows the reserve potential of the 70 Supply-regions. Complete designates “Unproved and Discovered Undeveloped” resource potential, the second last column of each row, as having the highest potential for growth.
For the continental United States, it can be seen that of the ten largest onshore supply-regions with the most growth potential, Complete has significant positions in seven of these. Subsequent to the NPC’s finding and report, the USGS upgraded the resource potential of the Barnett Shale to 26.6 TCF of undiscovered reserves. In the NPC report, the Barnett Shale was a subset of the West Texas Super-region. If the Barnett Shale is added into the list of Supply-regions as a separate Supply region, it can be seen that Complete has significant positions in eight of the top ten regions. The table below is a summary.

Onshore Lower 48	TCF Unproved and	Complete has
Supply-regions	Discovered Undeveloped	position

SoWeWY	94.3	Yes
APPAL	68.1	No
SoTX	66.4	Yes
PERMIAN	48.1	No
ANADARKO	42.4	Yes
ARKLATX	38.7	Yes
SJB-ASF	35.5	No
UINTA-PIC	34.6	Yes
Barnett Shale	26.6	Yes
SoLA	25.3	Yes
POWDER	22.6	No
MI-IL	22.5	No
MAFLA	15.4	No
OR-WA	13.6	No
WY-TB	13.4	Yes
WL	13.1	Yes
ARKOMA	13.1	Yes
NoMIDCON	8.5	Yes
WeMT	8.3	Yes
SoCAL	7.3	No
WARRIOR	6	No
DEN-P-L	5.7	Yes
NoCAL	5.6	No
WINDRVR	4	Yes
PDX-GB	3.7	No
RATON	2	No
BIGHORN	0.9	No

Complete also has a significant position in the Western Canadian Sedimentary Basin, which has 77% of Canada’s onshore gas growth potential.

Attachment to Annex C
NATURAL GAS ULTIMATE RECOVERY AND UNDISCOVERED RESOURCES AS OF 1/1/02

					(TCF dry; total gas)
					(Technically recoverable resource)				Entire resource including no access portion
																Unproved
			NPC	Discovered/proved				Unproved								Plus	Expected
Region		Region	Super	Cumulative	Proven	Ultimate	Discovered	Old Field	New				Low-BTU/	Total		Discovered	All Time
Number	Acronymn	Name	Region	Production	Reserves	Recovery	Undeveloped	Appreciation	Fields	Shale	Coalbed	Tight	other	Non-conv	Total undisc	Undeveloped	Recovery

United States
Lower-48 onshore
1	APPAL	Appalachian Basin	8	45.9	9.4	55.3	0.0	2.0	6.2	17.0	8.2	34.7	0.0	59.9	66.1	68.1	123.4
2	WARRIOR	Black Warrior Basin	8	2.6	1.3	3.9	0.0	0.1	1.5	0.0	4.5	0.0	0.0	4.5	5.9	6.0	10.0
3	MAFLA	Mississippi, South Alabama, and Florida	6	9.2	1.9	11.1	0.0	4.4	11.0	0.0	0.0	0.0	0.0	0.0	11.0	15.4	26.5
4	MI-IL	Michigan & Illinois Basins	8	6.4	3.0	9.4	0.0	2.6	7.8	10.4	1.6	0.0	0.0	12.0	19.8	22.5	31.8
5	ARKLATX	East Texas, South Arkansas, & North Louisiana	6	64.5	14.2	78.7	0.0	14.7	18.2	0.0	0.0	5.9	0.0	5.9	24.0	38.7	117.4
6	SoLA	South Louisiana (onshore)	6	102.1	5.2	107.3	0.0	6.5	18.8	0.0	0.0	0.0	0.0	0.0	18.8	25.3	132.6
7	SoTX	South Texas (onshore)	6	145.7	16.2	161.9	0.0	34.6	29.1	0.0	0.0	2.6	0.0	2.6	31.7	66.4	228.2
8	WL	Williston, Northern Great Plains	4	4.5	1.3	5.8	0.0	2.1	3.4	0.0	0.0	7.7	0.0	7.7	11.1	13.1	18.9
9	UINTA-PIC	Uinta-Piceance Basin	4	4.7	7.2	11.9	0.0	3.8	2.1	0.0	5.9	22.8	0.0	28.7	30.8	34.6	46.5
10	POWDER	Powder River Basin	4	2.3	2.4	4.6	0.0	1.0	1.5	0.0	19.4	0.8	0.0	20.2	21.7	22.6	27.3
11	BIGHORN	Big Horn Basin	4	1.9	0.1	2.0	0.0	0.5	0.4	0.0	0.0	0.0	0.0	0.0	0.4	0.9	2.9
12	WINDRVR	Wind River Basin	4	3.2	2.4	5.7	0.0	2.0	1.6	0.0	0.4	0.0	0.0	0.4	2.0	4.0	9.7
13	SoWeWY	Southwestern Wyoming (Green Rvr B)	4	12.8	12.7	25.5	0.0	7.3	4.7	0.0	2.0	65.8	14.5	82.3	87.0	94.3	119.8
14	DEN-P-L	Denver Basin, Park Basins, Las Animas Arch	4	4.2	2.0	6.2	0.0	2.0	1.7	0.0	0.0	2.0	0.0	2.0	3.7	5.7	11.9
15	RATON	Raton Basin-Sierra Grande Uplift	4	0.2	1.2	1.4	0.0	0.0	0.0	0.0	1.9	0.0	0.0	1.9	2.0	2.0	3.3
16	SJB-ASF	San Juan and Albuquerque-Santa Fe Rift	4	29.1	19.6	48.8	0.0	5.4	0.7	0.0	8.4	21.0	0.0	29.4	30.1	35.5	84.3
17	WeMT	Montana Thrust Belt and SW Montana	4	0.2	0.0	0.3	0.0	0.0	8.3	0.0	0.0	0.0	0.0	0.0	8.3	8.3	8.6
18	WY-TB	Wyoming Thrust Belt	4	3.9	0.7	4.6	0.0	1.4	12.0	0.0	0.0	0.0	0.0	0.0	12.0	13.4	18.0
19	PDX-GB	Great Basin and Paradox	3	1.4	1.0	2.4	0.0	1.0	2.7	0.0	0.0	0.0	0.0	0.0	2.7	3.7	6.1
20	OR-WA	Western Oregon-Washington	2	0.1	0.0	0.1	0.0	0.0	1.1	0.0	0.7	11.8	0.0	12.5	13.6	13.6	13.7
21	ANADARKO	Anadarko Basin	7	141.1	17.7	158.8	0.0	21.4	21.0	0.0	0.0	0.0	0.0	0.0	21.0	42.4	201.2
22	ARKOMA	Arkoma-Ardmore	7	25.6	4.8	30.4	0.0	6.8	3.8	0.0	2.6	0.0	0.0	2.6	6.4	13.1	43.5
23	NoMIDCON	Northern Midcontinent	7	13.2	1.5	14.7	0.0	4.1	2.1	0.0	2.3	0.0	0.0	2.3	4.4	8.5	23.1
24	PERMIAN	Permian	5	105.4	16.4	121.8	0.0	21.5	19.6	7.0	0.0	0.0	0.0	7.0	26.6	48.1	169.9
25	NoCAL	Northern California	2	9.2	0.6	9.9	0.0	2.1	3.4	0.0	0.0	0.0	0.0	0.0	3.4	5.6	15.4
26	SoCAL	Central and Southern California	2	22.6	2.0	24.5	0.0	1.1	5.9	0.3	0.0	0.0	0.0	0.3	6.2	7.3	31.8
		total		762.0	144.9	906.9	0.0	148.4	188.5	34.7	57.7	175.1	14.5	282.1	470.6	619.0	1525.9
Lower 48 offshore
29	EaGOM-S	Eastern GOM Offshore Shelf	9	3.5	3.4	6.9	0.7	3.4	17.7	0.0	0.0	0.0	0.0	0.0	17.7	21.8	28.8
30	EaGOM-DW-s	Eastern GOM Offshore DW Shallow	9	0.0	0.0	0.0	0.0	0.0	1.9	0.0	0.0	0.0	0.0	0.0	1.9	1.9	1.9
31	EaGOM-DW-d	Eastern GOM Offshore DW Deep	9	0.0	0.0	0.0	0.0	0.0	9.0	0.0	0.0	0.0	0.0	0.0	9.0	9.0	9.0
32	WeGOM-S	Central & Western GOM Offshore Shelf	9	156.7	10.2	166.9	0.0	43.6	86.8	0.0	0.0	0.0	0.0	0.0	86.8	130.5	297.4
33	GOM-DW-PP	C & W GOM Deepwater Plio-Pleistocene	9	2.9	15.5	18.4	0.0	3.4	23.6	0.0	0.0	0.0	0.0	0.0	23.6	27.0	45.5
34	GOM-DW-MIO	C & W GOM Deepwater Miocene	9	0.0	0.0	0.0	0.0	3.0	78.3	0.0	0.0	0.0	0.0	0.0	78.3	81.3	81.3
35	GOM-DW-FB	C & W GOM Deepwater Foldbelts	9	0.0	0.0	0.0	0.0	1.1	27.1	0.0	0.0	0.0	0.0	0.0	27.1	28.1	28.1
36	Pac-Off	Pacific Offshore	11	2.6	0.6	3.2	0.0	1.0	20.7	0.0	0.0	0.0	0.0	0.0	20.7	21.7	24.9
37-39	AU-Off	Atlantic Offshore	10	0.0	0.0	0.0	0.0	0.0	32.8	0.0	0.0	0.0	0.0	0.0	32.8	32.8	32.8

		total		165.7	29.8	195.5	0.7	55.6	297.9	0.0	0.0	0.0	0.0	0.0	297.9	354.2	549.7

	Eastern GOM			3.5	3.4	6.9	0.7	3.4	28.6	0.0	0.0	0.0	0.0	0.0	28.6	32.7	39.7
	Cental and Western GOM			159.6	25.7	185.3	0.0	51.1	215.8	0.0	0.0	0.0	0.0	0.0	215.8	267.0	452.3
	GOM total			163.1	29.2	192.3	0.7	54.6	244.4	0.0	0.0	0.0	0.0	0.0	244.4	299.7	492.0

Lower 48 onshore total				762.0	144.9	906.9	0.0	148.4	188.5	34.7	57.7	175.1	14.5	282.1	470.6	619.0	1525.9
Lower 48 offshore total				165.7	29.8	195.5	0.7	55.6	297.9	0.0	0.0	0.0	0.0	0.0	297.9	354.2	549.7
Lower 48 total				927.8	174.7	1102.4	0.7	204.0	486.4	34.7	57.7	175.1	14.5	282.1	768.5	973.2	2075.6

40	CeNoAK	North Alaska Onshore: Central	1	3.9	4.9	8.8	8.6	19.4	18.4	0.0	10.6	0.0	0.0	10.6	28.9	56.9	65.7
41	NPRA-AK	North Alaska Onshore: NPRA	1	0.0	0.1	0.1	0.1	0.0	40.7	0.0	31.8	0.0	0.0	31.8	72.4	72.5	72.6
42	ANWR-AK	North Alaska Onshore: ANWR	1	0.0	0.0	0.0	0.0	0.0	13.1	0.0	2.1	0.0	0.0	2.1	15.2	15.2	15.2
43	NoAK-Off	North Alaska Offshore	1	0.4	1.9	2.3	5.3	0.6	96.5	0.0	0.0	0.0	0.0	0.0	96.5	102.3	104.6
44	CeAK	Central Alaska	1	0.0	0.0	0.0	0.0	0.0	2.8	0.0	0.0	0.0	0.0	0.0	2.8	2.8	2.8
45	SoAK-On	South Alaska Onshore	1	3.5	0.9	4.4	0.4	1.1	0.9	0.0	12.5	0.0	0.0	12.5	13.5	15.0	19.4
46	SoAK-Off	South Alaska Offshore	1	3.0	1.0	4.0	0.0	1.0	28.7	0.0	0.0	0.0	0.0	0.0	28.7	29.7	33.7

		total		10.8	8.8	19.6	14.4	22.0	201.0	0.0	57.0	0.0	0.0	57.0	258.0	294.4	314.0

	North Alaska onshore total			3.9	5.0	8.9	8.7	19.4	72.1	0.0	44.5	0.0	0.0	44.5	116.6	144.6	153.6
	North Alaska total			4.3	6.9	11.3	13.9	19.9	168.6	0.0	44.5	0.0	0.0	44.5	213.0	246.9	258.2
	Central Alaska total			0.0	0.0	0.0	0.0	0.0	2.8	0.0	0.0	0.0	0.0	0.0	2.8	2.8	2.8
	South Alaska total			6.5	1.9	8.3	0.4	2.1	29.6	0.0	12.5	0.0	0.0	12.5	42.2	44.7	53.1

NATURAL GAS ULTIMATE RECOVERY AND UNDISCOVERED RESOURCES AS OF 1/1/02

				(TCF dry; total gas)
				(Technically recoverable resource)				Entire resource including no access portion
																Unproved
			NPC	Discovered/proved				Unproved								Plus	Expected
Region		Region	Super	Cumulative	Proven	Ultimate	Discovered	Old Field	New				Low-BTU/	Total		Discovered	All Time
Number	Acronymn	Name	Region	Production	Reserves	Recovery	Undeveloped	Appreciation	Fields	Shale	Coalbed	Tight	other	Non-conv	Total undisc	Undeveloped	Recovery

Alaska onshore total				7.5	5.9	13.3	9.1	20.5	75.8	0.0	57.0	0.0	0.0	57.0	132.8	162.4	175.7
Alaska offshore total				3.4	2.9	6.3	5.3	1.6	125.2	0.0	0.0	0.0	0.0	0.0	125.2	132.0	138.3
Alaska total				10.8	8.8	19.6	14.4	22.0	201.0	0.0	57.0	0.0	0.0	57.0	258.0	294.4	314.0

US onshore total (L48 + AK)				769.5	150.7	920.2	9.1	168.8	264.4	34.7	114.7	175.1	14.5	339.1	603.4	781.4	1701.6
US offshore total (L48 + AK)				169.1	32.7	201.8	6.0	57.2	423.1	0.0	0.0	0.0	0.0	0.0	423.1	486.2	688.0
US total				938.6	183.5	1122.0	15.1	226.0	687.4	34.7	114.7	175.1	14.5	339.1	1026.5	1267.6	2389.6

Canada
49	ASM	Alberta, Saskatchewan and Manitoba	12	110.8	48.1	158.9	0.0	24.8	69.9	16.7	25.1	0.0	0.0	41.8	111.7	136.5	295.4
50	BC	British Columbia and Liard Plateau	12	15.2	9.4	24.6	0.0	3.3	22.7	0.0	4.0	0.0	0.0	4.0	26.7	29.9	54.5
51	WeCoastCan	Canada West Coast (prim. offshore)	16	0.0	0.0	0.0	0.0	0.0	10.9	0.0	0.0	0.0	0.0	0.0	10.9	10.9	10.9
52	NWC-On	Northwest Canada Onshore	13	0.1	0.0	0.1	6.3	0.0	12.0	0.0	0.0	0.0	0.0	0.0	12.0	18.4	18.5
53	NWC-Off	Northwest Canada Offshore	13	0.0	0.0	0.0	4.4	0.0	21.8	0.0	0.0	0.0	0.0	0.0	21.8	26.3	26.3
54	EaCanOn	Eastern Canada Onshore	14	1.1	0.4	1.5	0.0	0.2	1.7	0.0	3.9	0.0	0.0	3.9	5.6	5.8	7.3
55-57	EaCanOff	Eastern Canada Offshore	15	0.3	2.2	2.5	15.0	0.4	67.6	0.0	0.0	0.0	0.0	0.0	67.6	83.0	85.5
58	ArcticCan	Arctic Canada	13	0.0	0.0	0.0	13.9	0.0	12.5	0.0	0.0	0.0	0.0	0.0	12.5	26.3	26.3

WCSB total				126.0	57.5	183.5	0.0	28.1	92.6	16.7	29.1	0.0	0.0	45.8	138.4	166.5	349.9
NWC total				0.1	0.0	0.1	10.7	0.0	33.9	0.0	0.0	0.0	0.0	0.0	33.9	44.6	44.7
Eastern Can. Total				1.4	2.6	4.0	15.0	0.6	69.3	0.0	3.9	0.0	0.0	3.9	73.2	88.8	92.8

Canada onshore total		(Includes Arctic)		127.2	57.9	185.1	20.2	28.3	118.8	16.7	33.0	0.0	0.0	49.7	168.5	217.0	402.1
Canada offshore total		(Includes West Coast)		0.3	2.2	2.5	19.4	0.4	100.3	0.0	0.0	0.0	0.0	0.0	100.3	120.1	122.6
Canada total				127.5	60.1	187.6	39.6	28.7	219.2	16.7	33.0	0.0	0.0	49.7	268.8	337.1	524.7

Mexico
59	Sabinas	Sabinas Basin	17	0.3	0.0	0.3	0.0	0.0	3.7	0.0	0.0	0.0	0.0	0.0	3.7	3.7	4.0
60	Burgos-On	Burgos Onshore	17	7.0	2.1	9.1	0.0	3.0	22.8	0.0	0.0	0.0	0.0	0.0	22.8	25.7	34.8
61	Burgos-Shelf	Burgos Shelf	17	0.0	0.0	0.0	0.0	0.0	2.4	0.0	0.0	0.0	0.0	0.0	2.4	2.4	2.4
62	Burgos-DW	Burgos Deepwater	17	0.0	0.0	0.0	0.0	0.0	0.6	0.0	0.0	0.0	0.0	0.0	0.6	0.6	0.6
63	Tamp-On	Tampico-Misantla Onshore	17	7.0	13.2	20.2	0.0	12.6	2.5	0.0	0.0	0.0	0.0	0.0	2.5	15.1	35.3
64	Tamp-Shelf	Tampico-Misantla Shelf	17	0.3	0.0	0.3	0.0	0.0	2.5	0.0	0.0	0.0	0.0	0.0	2.5	2.5	2.8
65	Tamp-DW	Tampico-Misantla Deepwater	17	0.0	0.0	0.0	0.0	0.0	2.4	0.0	0.0	0.0	0.0	0.0	2.4	2.4	2.4
66	Verac-On	Veracruz Onshore	17	1.0	0.3	1.2	0.0	0.7	3.9	0.0	0.0	0.0	0.0	0.0	3.9	4.5	5.8
67	Verc-Shelf	Veracruz Shelf	17	0.0	0.0	0.0	0.0	0.0	3.8	0.0	0.0	0.0	0.0	0.0	3.8	3.8	3.8
68	Verc-DW	Veracruz Deepwater	17	0.0	0.0	0.0	0.0	0.0	2.4	0.0	0.0	0.0	0.0	0.0	2.4	2.4	2.4
69	Sureste-On	Sureste Onshore	17	23.6	8.4	31.9	0.0	2.6	12.9	0.0	0.0	0.0	0.0	0.0	12.9	15.5	47.5
70	Sureste-Off	Sureste Offshore	17	9.2	4.2	13.5	0.0	3.6	10.6	0.0	0.0	0.0	0.0	0.0	10.6	14.2	27.7

Mexico onshore total				38.9	23.9	62.8	0.0	18.9	45.7	0.0	0.0	0.0	0.0	0.0	45.7	64.5	127.4
Mexico offshore total				9.5	4.3	13.8	0.0	3.6	24.7	0.0	0.0	0.0	0.0	0.0	24.7	28.4	42.1
Mexico total				48.5	28.2	76.6	0.0	22.5	70.4	0.0	0.0	0.0	0.0	0.0	70.4	92.9	169.5
US total				938.6	183.5	1122.0	15.1	226.0	687.4	34.7	114.7	175.1	14.5	339.1	1026.5	1267.6	2389.6
Canada total				127.5	60.1	187.6	39.6	28.7	219.2	16.7	33.0	0.0	0.0	49.7	268.8	337.1	524.7
Mexico total				48.5	28.2	76.6	0.0	22.5	70.4	0.0	0.0	0.0	0.0	0.0	70.4	92.9	169.5

total				1114.5	271.7	1386.2	54.6	277.2	977.0	51.4	147.7	175.1	14.5	388.8	1365.7	1697.5	3083.8

US, Canada, and Mexico onshore				935.6	232.5	1168.1	29.3	216.0	428.8	51.4	147.7	175.1	14.5	388.8	817.6	1062.9	2231.0
US, Canada, and Mexico offshore				178.9	39.2	218.1	25.3	61.2	548.1	0.0	0.0	0.0	0.0	0.0	548.1	634.6	852.7
US, Canada, and Mexico total				1114.5	271.7	1386.2	54.6	277.2	977.0	51.4	147.7	175.1	14.5	388.8	1365.7	1697.5	3083.8

ANNEX D

Position in Barnett Shale
In the Barnett Shale region we believe we have the following positions:

Complete
	Assets/Presence	Other Competitors Assets/Presence
Service Line	(market share)	(Management Estimate)
Well Service Rigs	16 rigs (36% market share)	Total Competitors: 29 rigs
Drilling Rigs	13 rigs (10% market share)	Total Competitors: 117 rigs
Supply Stores	4 stores (27% market share)	Total Competitors: 11 stores
Frac Tanks	285 tanks (29% market share)	Total Competitors: 705 tanks
Fluid Handling Transports	45 transports (15% market share)	Total Competitors: 250 transports
Coiled Tubing Services	3 Coiled Tubing Units (21-30% market share)	Total Competitors: 11 Units (4 of which are not based in Barnett area, but are occasionally roll units from East Texas)
Production Testing	5 Testing Packages (15% market share)	Total Competitors: 32 packages
E-Line Services	3 E-line Units (10% market share)	Total Competitors: 30 Units

ANNEX E

As filed with the Securities and Exchange Commission on September 1, 2005
Registration No. 333-125524

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Texas Genco Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	4911 (Primary Standard Industrial Classification Code Number)	20-2886772 (I.R.S. Employer Identification Number)
1301 McKinney
Suite 2300
Houston, Texas 77010
(713) 795-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Thad Miller, Esq.
Executive Vice President, Chief Legal Officer
Texas Genco Inc.
1301 McKinney
Suite 2300
Houston, Texas 77010
(713) 795-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Joshua Ford Bonnie, Esq. Edward P. Tolley III, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Tel: (212) 455-2000 Fax: (212) 455-2502	Marc D. Jaffe, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 Tel: (212) 906-1200 Fax: (212) 751-4864

     Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum
Securities to be Registered	Aggregate Offering Price(1)	Amount of Registration Fee
Class A Common Stock, par value $0.01 per share(2)	$600,000,000	$70,620(3)

Investors cease to own a majority of the voting power of all the then outstanding shares of our capital stock.
     Advance Notice Requirements for Stockholder Proposals and Director Nominations
     Our amended and restated bylaws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the secretary.
     Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year’s annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.
     Supermajority Provisions
     The DGCL provides generally that the affirmative vote of a majority of the outstanding shares then entitled to vote at an election of directors, voting together as a single class, is required to amend our amended and restated certificate of incorporation or bylaws, unless the amended and restated certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the following provisions in the amended and restated certificate of incorporation and bylaws may be amended only by a vote of 80% or more of all of the outstanding shares of our capital stock then entitled to vote:
•	the classified board (the election and term of our directors);

•	the removal of directors;

•	the prohibition on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our board of directors, our chairman and our chief executive officer;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with an 80% supermajority vote.
     In addition, subject to the foregoing, our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.
     Conflicts of Interest
     Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees.

144

As filed with the Securities and Exchange Commission on October 28, 2005
Registration No. 333-127375

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 5
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CLEAR CHANNEL OUTDOOR HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7312 (Primary standard industrial classification code number)	86-0812139 (I.R.S. employer identification number)
200 East Basse Road
San Antonio, Texas 78209
(210) 832-3700
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Mark P. Mays
Clear Channel Outdoor Holdings, Inc.
200 East Basse Road
San Antonio, Texas 78209
(210) 832-3700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:

Daryl L. Lansdale, Jr., Esq. Fulbright & Jaworski L.L.P. 300 Convent Street, Suite 2200 San Antonio, Texas 78205 Telephone: (210) 224-5575 Facsimile: (210) 270-7205	John W. White, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000 Facsimile: (212) 474-3700
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	be Registered	per Share	Price(1)(2)	Registration Fee

Class A Common Stock, $0.01 par value per share	40,250,000 shares	$22.00	$885,500,000	$104,224 (3)
(1)	Includes shares to be sold upon exercise of the underwriters’ option to purchase additional shares of Class A common stock. See “Underwriting.”

(2)	Estimated solely for the purpose of calculating the registration fee under Rule 457(a) of the Securities Act of 1933, as amended.

(3)	Of this amount, $41,195 has been previously paid.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission acting pursuant to said Section 8(a), may determine.

Provisions of Our Amended and Restated Certificate of Incorporation Relating to Related-Party Transactions and Corporate Opportunities
     In order to address potential conflicts of interest between Clear Channel Communications and us, our amended and restated certificate of incorporation contains provisions regulating and defining the conduct of our affairs as they may involve Clear Channel Communications and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and stockholders in connection with our relationship with Clear Channel Communications. In general, these provisions recognize that we and Clear Channel Communications may engage in the same or similar business activities and lines of business, have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including officers and directors or both of Clear Channel Communications serving as our officers or directors or both.
     Our amended and restated certificate of incorporation provides that, subject to any written agreement to the contrary, Clear Channel Communications will have no duty to refrain from engaging in the same or similar business activities or lines of business as us or doing business with any of our clients, customers or vendors or employing or otherwise engaging or soliciting any of our officers, directors or employees.
     Our amended and restated certificate of incorporation provides that if Clear Channel Communications acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both Clear Channel Communications and us, we will have renounced our interest in such corporate opportunity. Clear Channel Communications will, to the fullest extent permitted by law, have satisfied its fiduciary duty with respect to such a corporate opportunity and will not be liable to us or our stockholders for breach of any fiduciary duty as our stockholder by reason of the fact that it acquires or seeks the corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.
     If one of our directors or officers who is also a director or officer of Clear Channel Communications learns of a potential transaction or matter that may be a corporate opportunity for both Clear Channel Communications and us, our amended and restated certificate of incorporation provides that we will have renounced our interest in the corporate opportunity unless that opportunity is expressly offered to that person in writing solely in his or her capacity as our director or officer.
     If one of our officers or directors, who also serves as a director or officer of Clear Channel Communications, learns of a potential transaction or matter that may be a corporate opportunity for both Clear Channel Communications and us, our amended and restated certificate of incorporation provides that the director or officer will have no duty to communicate or present that corporate opportunity to us and will not be liable to us or our stockholders for breach of fiduciary duty by reason of Clear Channel Communications’ actions with respect to that corporate opportunity.
     For purposes of our amended and restated certificate of incorporation, “corporate opportunities” include, but are not limited to, business opportunities that (i) we are financially able to undertake, (ii) are, from their nature, in our line of business, (iii) are of practical advantage to us and (iv) are ones in which we would have an interest or a reasonable expectancy.
     The corporate opportunity provisions in the restated certificate will expire on the date that Clear Channel Communications ceases to own shares of our common stock representing at least 20% of the total voting power and no person who is a director or officer of us is also a director or officer of Clear Channel Communications.
     By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of incorporation related to corporate opportunities that are described above.

As filed with the Securities and Exchange Commission on November 7, 2005
Registration No. 333-127525

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 4
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

UNION DRILLING, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1381 (Primary Standard Industrial Classification Code Number)	16-1537048 (I.R.S. Employer Identification No.)
South Pittsburgh Technology Park
3117 Washington Pike
Bridgeville, Pennsylvania 15017
(412) 257-9390
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Christopher D. Strong
President and Chief Executive Officer
Union Drilling, Inc.
South Pittsburgh Technology Park
3117 Washington Pike
Bridgeville, Pennsylvania 15017
(412) 257-9390
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edwin T. Markham Satterlee Stephens Burke & Burke LLP 230 Park Avenue New York, New York 10169 Telephone: (212) 818-9200 Fax: (212) 818-9606	Gerald S. Tanenbaum Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 Telephone: (212) 701-3000 Fax: (212) 269-5420

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee(2)

Common Stock, par value $0.01 per share	$150,000,000	$17,655

through which an acquirer may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.
Provisions of our certificate of incorporation and bylaws that may have anti-takeover effects
The board consists of directors who are divided into three classes and who are elected for three-year staggered terms at successive annual meetings of stockholders. Stockholders may remove a director with or without cause by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock of Union. In general, the board, not the stockholders, has the right to appoint persons to fill vacancies on the board.
Meetings of stockholders
Our bylaws provide that the only business (including election of directors) that may be considered at an annual meeting of stockholders, in addition to business proposed (or persons nominated to be directors) by the directors, is business proposed (or persons nominated to be directors) by stockholders who comply with the notice and disclosure requirements set forth in such bylaws, unless otherwise provided by law. In general, the bylaws require that a stockholder give us notice of proposed business or nominations no later than 90 days prior to the date one year from the date of the immediately preceding annual meeting of stockholders. In general, in addition to a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, the notice must also contain information about the stockholder proposing the business or nomination, his interest in the business, the number of shares of stock of Union owned by the stockholder, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy solicitations.
Amendment of the certificate of incorporation
Our certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the issued and outstanding voting stock is required to amend the provisions of the certificate of incorporation discussed above and certain other provisions, unless such amendment shall have been previously authorized by a majority of the entire board.
Amendment of bylaws
Our certificate of incorporation and our bylaws provide that a majority of the entire board shall have the power, without the assent or vote of the stockholders, to adopt, amend or repeal the bylaws and that, except as otherwise expressly prescribed by law, the stockholders may not adopt, amend or repeal the bylaws, except by the affirmative vote of the holders of 66 2/3% or more of the outstanding voting stock.
Renouncement of business opportunities
Several of our directors and affiliates of Union Drilling Company LLC, our majority stockholder prior to this offering, have investments in other oilfield service companies that may compete with us, and they may invest in other similar companies in the future. Our certificate of incorporation provides that we renounce any interest in those business opportunities and that neither our directors nor their affiliates have any obligation to offer us those opportunities. These provisions of our certificate of incorporation may be amended only by an affirmative vote of holders of at least 66 2/3% of our outstanding common stock.

73

As filed with the Securities and Exchange Commission on November 18, 2004
Registration No. 333-114554

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Bill Barrett Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	80-0000545 (I.R.S. Employer Identification Number)
1099 18th Street
Suite 2300
Denver, CO 80202
(303) 293-9100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Francis B. Barron
Senior Vice President — General Counsel
Bill Barrett Corporation
1099 18th Street
Suite 2300
Denver, CO 80202
(303) 293-9100
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Christine B. LaFollette Mark Zvonkovic Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana St. 44th Floor Houston, TX 77002 (713) 220-5896	Alan L. Talesnick Patton Boggs LLP 1660 Lincoln St. Suite 1900 Denver, CO 80264 (303) 830-1776	T. Mark Kelly David H. Stone Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Houston, TX 77002 (713) 758-4592
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
     If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

shareholder rights plan designed to prevent any potential acquirer from obtaining control of us without negotiating the terms of the transaction with our board of directors.
     Under our shareholder rights plan, among other things, in the event of an acquisition of, or an announced tender offer for, 15% or more of our outstanding common stock, holders of our common stock will have been granted the right to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Shares”), of the Company, at an expected price of $  per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The plan provides exceptions for acquisitions of up to an additional 1% of our common stock by existing stockholders who held at least 15% of our stock at the time of the approval of the plan. The rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by a majority of our board of directors.
     Although the shareholder rights plan is not intended to prevent acquisitions through negotiations with our board of directors, the existence of the shareholder rights plan may nevertheless discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial position in our equity securities or seeking to obtain control of us. To the extent any potential acquirers are deterred by our shareholder rights plan, the plan may have the effect of preserving incumbent directors and management in office or prevent acquisitions of the company. The shareholder rights plan will expire on June 30, 2014 unless extended by the Company or unless sooner redeemed or exchanged by the Company.
Delaware Business Opportunity Statute
     As permitted by Section 122(17) of the Delaware General Corporation Law, our restated certificate of incorporation provides that the Company renounces any interest or expectancy in any business opportunity or transaction involving the oil or natural gas business in which any of the original institutional investors in the Company participate, or seek to participate. Our institutional investor stockholders required this provision in connection with their entering into the Series B preferred stock purchase agreement because they may have other investments in entities that conduct operations in the oil and natural gas industry.
Amendments to our Certificate of Incorporation and Bylaws
     Pursuant to Delaware General Corporation Law and our restated certificate of incorporation, certain anti-takeover provisions of our certificate of incorporation may not be adopted, repealed or amended, in whole or in part, without the approval of at least 80% of the outstanding stock entitled to vote.
     Our certificate of incorporation permits our board of directors to adopt, amend and repeal our bylaws. Our bylaws provide that our bylaws can be amended by either our board of directors or the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our common stock.
Delaware Anti-Takeover Statute
     Upon completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, this section prevents certain Delaware companies under certain circumstances, from engaging in a “business combination” with (1) a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”); (2) an affiliate of an interested stockholder; or (3) an associate of an interested stockholder, for three years following the date that the stockholder became an “interested stockholder”. A “business combination” includes a merger or sale of 10% or more of our assets. However, the above provisions of Section 203 do not apply if (1) our board approves the transaction; (2) after the completion of the transaction that resulted in the stockholder becoming an “interested stockholder”, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction

ANNEX F

(On Complete Production Services Letterhead)
Dear Friend of Complete Production Services:
     We will be conducting an initial public offering (IPO) of our Common Stock in the near future. We have set aside a certain number of shares, which will be available for purchase at the IPO price by you and certain other persons identified by us through our Directed Share Program. The Complete Production Services IPO will be made through a group of underwriters including UBS Securities LLC. We have made arrangements with UBS Financial Services Inc., an affiliate of UBS Securities LLC, to handle the sale of the shares reserved for you and such other persons. The purchase price to you will be the same as the offering price to the public. However, the final purchase price will not be known until a few days prior to the IPO.
No sales of Common Stock may be made until the Registration Statement relating to the shares of our Common Stock to be sold in the IPO has been declared effective by the United States Securities and Exchange Commission (SEC) and the price per share of the Common Stock has been determined. This is expected to occur during the ___week of ___________2005.
The following statement is required to be included in this letter by the rules and regulations of the SEC:
“A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this advertisement will involve no obligation or commitment of any kind. This letter shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.”
THIS LETTER IS ACCOMPANIED BY A PRELIMINARY PROSPECTUS. YOU ARE URGED TO READ CAREFULLY THE PRELIMINARY PROSPECTUS AND CONSIDER WHETHER YOU WISH TO PURCHASE SHARES OF COMMON STOCK IN THE OFFERING ON THE TERMS STATED THEREIN. As the cover page of the Preliminary Prospectus indicates, it is currently estimated that the IPO price will be between $___.___ and $___.___ per share. The actual IPO price, however, could be higher or lower. The actual IPO price will be determined by negotiations as described in the prospectus under the caption “Underwriting” on the day before the offering is commenced.
Purchases of reserved shares in the Directed Share Program may be made only through a brokerage account at UBS Financial Services Inc. Enclosed you will find all of the information required to open a new account. Please be certain to complete and return the packet enclosures in all respects. It is the policy and practice of UBS Financial Services Inc. to afford confidentiality to any information that it receives about a client’s financial affairs. UBS Financial Services Inc. may, however, share with us information relating to a client’s requested allotment of shares in order to determine how best to allocate shares under the Directed Share

Program. You are permitted to purchase shares through the Directed Share Program only for your own personal account and not on behalf of any other person, although you may choose to purchase jointly with a member of your immediate family. The shares may not be purchased on margin and there is a $2,500 minimum investment. Given the limited number of shares available, we cannot assure that you will be allocated the number of shares requested.
In the event that the aggregate number of shares of Common Stock included in the indications of interest submitted by all of the participants in the Directed Share Program exceeds the maximum number of shares reserved for the program, shares of Common Stock will be allocated as determined by us. Again, we will not know the price of the shares of Common Stock until a few days before the IPO closes. Certain executive officers, members of our board of directors, and other share or option holders have executed “lock-up” agreements whereby they have agreed in writing not to offer, sell, or otherwise dispose of their shares for a period of at least 180 days after the date of the IPO. If you are allocated more than $100,000 worth of Common Stock under the Directed Share Program, you will likewise be required, as a condition to your purchase of Common Stock, to agree to execute a “lock-up” agreement.
If you would like to participate in the Directed Share Program, the enclosed information package must be completed and returned to UBS Financial Services Inc. no later than ___, ___ ___, 2004 (the cut-off date). Please be advised that the cut-off date for returning forms to UBS Financial Services Inc. will be strictly enforced. Information as to where the completed packages should be sent is included in this package. For your reference, a list of the most frequently asked questions is enclosed.
Once UBS Financial Services Inc. has received your completed documents, you will be contacted by a representative of UBS Financial Services Inc. to confirm your indication of interest. At that time, you may confirm your intention to purchase the number of shares you have previously indicated, confirm your intention to purchase a smaller number of shares or decide not to purchase any shares at all. If you orally confirm your intention to purchase shares, your account will be opened and you will be given an account number.
After the SEC declares the registration statement effective and the price of the shares has been determined, you will be again contacted by a representative of UBS Financial Services Inc. and informed of the number of shares allocated to you and the purchase price.
You must affirmatively confirm your participation during this conversation. If you do not affirmatively confirm your order at that time, we will disregard your order.
A final prospectus and a written confirmation of the sale will be mailed to you. Upon receipt of the written confirmation of the purchase you will have entered into a binding legal contract to purchase the shares and you must pay for them. Full payment is required by settlement date, which is three (3) business days after the IPO date.
Please note that the purchase of Common Stock involves certain risks, which are described under the caption “Risk factors” and elsewhere in the preliminary prospectus. Please review the preliminary prospectus carefully and discuss it with your financial advisor, if appropriate, before investing in this offering. If you have any questions regarding the contents of this mailing, please call a member of your assigned UBS Financial Services Inc. Investment Professional team. Their names and phone numbers are provided in the enclosed contacts list.
Sincerely,
Joseph C. Winkler, President and Chief Executive Officer

DIRECTED SHARE PROGRAM PROCEDURES
We urge you to carefully read the enclosed Preliminary Prospectus prior to submitting an indication of interest.
If you decide that you DO NOT want to participate, please sign and return the Indication of Interest form.
If you decide that you DO want to participate, please follow these instructions:
1.	Complete the New Account Application completely.

This form is used to establish your account with UBS Financial Services Inc. for the purpose of participating in the Directed Share Program. If you already have an account with UBS Financial Services Inc, please provide your account number and the name of your broker on the New Account Application.

2.	Complete and sign the Indication of Interest Form

This form will identify the maximum dollar investment you are interested in making. Please note that Company Management determines the final share allocation at the time of pricing. You may receive some, all or none of your desired shares.

3.	Complete and sign the Client Certification Regarding Issuer Directed Initial Public Offering of Securities

This document is required to help determine your status as an eligible purchaser under the securities laws.

4.	For international accounts, complete a W-8 BEN form
All original documentation must be returned to: UBS Financial Services Inc, ATT: [Assistant], [Address], [City, State, Zip]. To ensure that we receive your documents prior to the deadline of ________ ___, 2005, please use the Federal Express envelope provided to return the documents.
Upon receiving final confirmation of your allocation on the night of pricing or the morning after (before the issue opens for trading), you will be instructed to send in your payment either by federal funds wire or by overnighting a personal check. We will not accept third party checks. Payment must be received no later than three (3) days after the first day of trading (i.e., the day after the pricing of the IPO).
No offer to buy the securities can be accepted and no part of the purchase price can be received until the Registration Statement relating to the shares of our Common Stock to be sold in the IPO has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this letter will involve no obligation or commitment of any kind.

UBS Financial Services Inc. Wiring Instructions are:		Overnight checks to:

UBS AG ABA #: A/C Name: A/C Number: FFC:	026-007993 UBS Financial Services Inc. RMA 101-WA-258641-000 Your account name and number	UBS Financial Services Inc. ATT: [Assistant] [Address] [City, State, Zip] (3rd party checks NOT accepted)
Your Investment Representative team members are:

Investment Professionals & Titles	Phone Numbers	Assistant(s)	Phone Numbers	Fax Number

[Financial Advisor]	[Telephone]	[Assistant]	[Telephone]	[Fax]

Corporate and Executive Services
Daniel Radulovic	212-821-2615	Catrina Wheeler	212-821-3429	212-821-5536
Andy Cahill	212-821-2639

Frequently Asked Questions Regarding Directed Share Programs
1.	What forms will I need to complete in order to participate?
There are three forms that will need to be completed in order to participate in the Directed Share Program: the Indication of Interest Form, the New Account Application (unless you already have an account with UBS Financial Services Inc. — see question 7 below) and the Client Certification. These forms are included in this package. In addition, some people may need to execute a Lock-Up Agreement. If necessary, the Lock-Up Agreement will be provided to you after we receive your Indication of Interest Form.
Also accompanying these FAQs is a preliminary prospectus. You are urged to read carefully the preliminary prospectus and consider whether you wish to purchase shares of common stock in the offering on the terms stated therein.
2.	Where do I indicate my interest in participating in the offering? Is there a minimum investment?
The New Account Application and the Indication of Interest Form will provide you the opportunity to indicate the amount (in dollars) that you would like to invest in the company’s Common Stock through the Directed Share Program. It is used to allocate the appropriate number of shares into each person’s account. There is no guarantee that you will receive any portion of the dollar amount that you have requested. Please note when completing these forms, there is a $2,500 minimum investment.
3.	Why is it important that I complete the Client Certification Regarding Issuer Directed Initial Public Offering of Securities?
In order to comply with the rules of the NASD, a self-regulatory organization, UBS Financial Services Inc. is required to gather certain information to determine your eligibility to purchase shares in the Directed Share Program. It is important that you read all of the restrictions completely and answer accurately. Please pay particular attention to defined terms, which help you understand the restrictions.
4.	What is a Lock-Up Agreement?
Certain executive officers, members of the board of directors, and share and option holders execute “lock-up” agreements in connection with the IPO. Under these lock-up agreements, these persons agree in writing not to offer, sell, or otherwise dispose of any shares of Complete Production Services Common Stock held by them for a period of at least 180 days after the date of the IPO. Subject to limited exceptions, the lock-up agreement these persons signed applies to all shares held by them during the 180-day lock-up period, whether acquired before or after the time of the IPO, including any shares they have received upon exercise of stock options or as restricted stock awards.
If you are allocated more than $100,000 worth of Common Stock under the Directed Share Program, you must agree, if you are not an individual described above that has already done so, as a condition to purchasing such shares, not to offer, sell, or otherwise dispose of any of the shares you acquire in the Directed Share Program for a period of at least 180 days after the date of the IPO. If so required, you will have to sign a written lock-up agreement at the time of confirmation of sale. The shares of Common Stock will be held in your UBS Financial Services Inc. account and stock certificates will not be issued for the duration of the holding period.

5.	When can I sell my shares purchased in the Directed Share Program?
The shares may be sold or transferred, subject to certain SEC regulations governing the sale of shares by officers, directors, and affiliates of the company and subject to insider trading policies, at any time after their purchase (i.e. after you have paid for them). If you sign a Lock-Up Agreement (see Question 4), the shares may not be sold or transferred for the term of that agreement.
6.	Is it necessary to open a UBS Financial Services Inc. account to purchase shares if I have a brokerage account at another firm?
Yes, the shares must be purchased through UBS Financial Services Inc. However, the shares may later be transferred (after the expiration of any applicable Lock-Up Period) to your other brokerage account without incurring fees for such transfer. You will need to send instructions for such transactions.
7.	What if I already have a UBS Financial Services Inc. account?
You should provide your account number or the name of your broker on the Indication of Interest form. Your current broker will contact you regarding the purchase of shares.
8.	Can I purchase shares through a UBS Financial Services Inc. IRA, Roth IRA or SEP IRA?
No. IRA, Roth IRA or SEP IRA and other Qualified Plans are not eligible to participate in Directed Share Programs at UBS.
9.	Can I purchase shares through my 401(k) plan?
No.
10.	Will I be charged brokerage fee for setting up a new account?
There are no fees associated with setting up a new cash account.
11.	Will I receive a stock certificate?
Not automatically. However, if you desire an actual certificate, you must send UBS Financial Services Inc. a signed letter requesting the shares be registered in your name and shipped to a specified address.
12.	Will I be assigned to a UBS Financial Services Inc. Financial Advisor? How will I be contacted?
Yes. A UBS Financial Services Inc. Financial Advisor will be assigned to your account, and he/she will contact you directly upon receiving your completed new account documents and Indication of Interest. You will also be contacted on the night of pricing or the morning after (before the issue opens for trading) to be informed of the final price of the shares and your allocation and to confirm your participation in the deal. If you know that you will be unavailable at the contact numbers you provide to UBS on the New Account Application around the time of pricing, please call your dedicated Financial Advisor at his/her designated phone number between the hours of 9am and 5pm Eastern Time, Monday through Friday, to make alternative arrangements.

13.	When will I need to send payment for purchase?
UBS Financial Services Inc. will not accept funds into your account prior to the pricing of the IPO. Upon receiving final confirmation of your allocation on the night of pricing or the morning after (before the issue opens for trading), you will be instructed to send in your payment either by federal funds wire or by overnighting a check. Payment must be received no later than three (3) days after the first day of trading (four days after the pricing of the IPO).

UBS Financial Services Inc. wiring instructions are:		Overnight checks to:
UBS AG		UBS Financial Services Inc.
ABA #:	026-007993	ATT: [Assistant]
A/C Name:	UBS Financial Services Inc. RMA	[Address]
A/C Number:	101-WA-258641-000	[City, State, Zip]
FFC:	[Your account name and number]
14.	If I complete and submit the required forms in a timely fashion, but have not been contacted personally by a UBS Financial Services Inc. representative, will my purchase request still be honored?
No. There must be an oral confirmation of your indication of interest by a UBS Financial Services Inc. representative. If you cannot be reached by the time of pricing, your indication will be cancelled.
15.	Will I be able to purchase all of the shares I request on the Indication of Interest and New Account forms?
Not necessarily. The total dollar amount you indicate on these forms is used to calculate the maximum number of shares which you may be allocated. If the maximum number of shares requested by all the participants in the Directed Share Program exceeds the number of shares available for purchase, an allocation will be made in a manner determined by the company.
16.	Can other people, including my relatives and friends, buy shares through the Directed Share Program?
No. The Directed Share Program is limited to those persons invited to participate by the company. No other persons are eligible to purchase shares.
17.	If I have further questions whom should I call?
Enclosed in this package is a contact list with the names of the investment representative team assigned to Complete Production Services.
18.	Does completing an Indication of Interest require a deposit of funds to secure my request? If I complete an Indication of Interest, does it obligate me to purchase shares?
No. No offer to buy the securities can be accepted and no part of the purchase price can be received until the Registration Statement relating to the shares of our Common Stock to be sold in the IPO has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest will involve no obligation or commitment of any kind.

Account Number: ____________ (if applicable)	UBS Financial Services Inc. 299 Park Avenue 26th floor New York, NY 101071 Corporate and Executive Services Group Tel. +212-821-3429 Fax. +212-821-5536 www.ubs.com
Client Certification Regarding Complete Production Services
Directed Initial Public Offering of Securities
Full Account Title: ___
As a distributor of initial public offerings, UBS Financial Services Inc. is subject to regulatory requirements that prohibit the allocation of issuer directed initial public offerings of equity securities to certain categories of accounts. In order for the above referenced account to receive an allocation of an issuer directed security from UBS Financial Services Inc. all authorized signatories for the account must execute this certification
For your convenience, all underlined terms are defined at the bottom of this document.
National Association of Securities Dealers’ (“NASD”) Rule 2790 Restrictions on the Purchase and Sale of Issuer Directed Initial Public Offerings of Equity Securities.
NASD Rule 2790 generally prohibits a broker-dealer from allocating an issuer directed initial public offering of an equity security to any account in which a restricted person has a beneficial interest unless such person is relying upon the anti-dilution provision of the rule, or his or her immediate family member is an employee or director of the issuer, the issuer’s parent or a subsidiary of the issuer’s parent. For the purposes of this section of the rule, a parent/subsidiary relationship is established if the parent has the right to vote 50% or more of a class of voting security of the subsidiary or has the power to sell or direct 50% or more of a class of a voting security of the subsidiary. A restricted person is defined as:
1.	An officer, director, general partner, associated person or employee of a broker-dealer (other than a limited business broker-dealer).

2.	An agent of a broker-dealer (other than a limited business broker-dealer) that is engaged in the investment banking or securities business.

3.	Owners and affiliates of a broker-dealer, excluding any affiliate (except another broker dealer) that is publicly traded.

4.	An immediate family member of 1, 2 or 3 above if the person referenced in 1, 2 or 3:
a.	Materially supports or receives support from the immediate family member; or

b.	Is employed or associated with the broker-dealer, or an affiliate of the broker dealer, selling the security to the immediate family member; or

c.	Has the ability to control the allocation of the initial public offering.
5.	A finder or any person acting in a fiduciary capacity to the managing underwriter with respect to the security offered, including but not limited to attorneys, accountants and financial consultants.

6.	An immediate family member of 5 above if the person referenced in 5 materially supports or receives material support from the immediate family member.
Certification
I certify that to the best of my knowledge, the above referenced account is not restricted under Rule 2790 as described above.

X____________ Signature	Date____________	X____________ Signature	Date____________

X____________ Signature	Date____________	X____________ Signature	Date____________
Explanation of Terms:
Beneficial Interest means any economic interest, such as the right to share in gains and losses . This does not include the receipt of a management or performance fee for operating a collective investment account or other fees for acting in a fiduciary capacity.
Limited Business Broker Dealer means any broker dealer whose authorization to engage in the securities business is limited solely to the purchase and sale of investment company/variable contracts securities and direct participation securities.
Immediate Family Member means an individual’s parents, mother-in-law or father-in-law, spouse, brother or sister, brother-in-law or sister-in-law, son-in-law or daughter-in-law and children and any other person to whom the individual provides material support.
Material Support means directly or indirectly providing more than 25% of a person’s income in the prior calendar year. An individual; is deemed to provide material support to an immediate family member living in the same household.
Anti-Dilution Provision- . A restricted person seeking an exemption under this provision must meet the following criteria: (1) the account has held an equity ownership interest in the issuer, OR A COMPANY THAT HAS BEEN ACQUIRED BY THE ISSUER IN THE PAST YEAR, for a period of one year prior to the effective date of the offering; (2) the sale of the new issue to the account does not increase the account’s percentage equity ownership in the issuer above the ownership level as of three months prior to the filing of the registration statement in connection with the offering; (3) the sale of the new issue to the account does not include any special terms; and (4) the new issue purchased pursuant to this exemption is not sold or transferred, ASSIGNED, PLEDGED OR HYPOTHECATED for three months following the effective date of the offering.

Account #: ____-____________ (if applicable)
INDICATION OF INTEREST
COMPLETE PRODUCTION SERVICES DIRECTED SHARE PROGRAM
☐	I/We am/are not interested in purchasing any shares of the common stock of Complete Production Services (the “Company”).

☐	I/We hereby indicate my/our interest in purchasing ___dollars ($) worth of shares of the common stock of the “Company” in its initial public offering.
By signing below, I/we agree to and certify the following:
1.	I/we have received the Preliminary Prospectus;

2.	I/we understand and agree that, because the amount of Common Stock available as part of the Directed Share Program is limited and subject to certain conditions, the number of shares I/we am/are interested in purchasing may be reduced without further consultation with me/us and, furthermore, that there is no assurance I/we will be able to participate in the program or to purchase any shares;

3.	After I/we have confirmed that I/we intend to purchase such shares, I/we agree to pay for whatever amount of shares is finally allocated to me/us within three (3) business days of the Offering Date;

4.	I/we hereby authorize UBS Financial Services Inc. to release to the Company information about the number of shares allocated to me/us;

5.	I/we agree and acknowledge that I/we have not received or relied upon any investment advice from UBS Financial Services Inc, and that my/our decision to invest in the Common Stock was made independently, based upon my/our own investment analysis and/or that of my/our investment advisors.

Signed:

____________ Print Name	_____________________ Signature	_____________________ Date

_____________________ Print Name (Joint Account)	_____________________ Signature	_____________________ Date
(Both signatures are required for joint accounts)
6.	I/we hereby acknowledge and agree that (i) if more than $100,000 worth of securities are allocated to me/us in the public offering, I/we will not be permitted to sell, transfer, assign, pledge or hypothecate any of the securities for a period of 180 days following the effective date of the offering and (ii) after the registration statement has been declared effective I/we will sign a Lock-Up Agreement to the foregoing effect. I/we further understand that no securities may be allocated to me unless authorized pursuant to NASD rules.

Signed:

_____________________ Print Name	_____________________ Signature	_____________________ Date

_____________________ Print Name (Joint Account)	_____________________ Signature	_____________________ Date
(Both signatures are required for joint accounts)
No offer to buy the securities can be accepted and no part of the purchase price can be received until the Registration Statement relating to the shares of our Common Stock to be sold in the IPO has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest will involve no obligation or commitment of any kind.

UBS Financial Services Inc.

Account Number

SS#/TIN

Account Application and Agreement for Individuals and Custodial Accounts
Shading indicates optional information.
Account Ownership
Select the type of ownership:

☐	Sole Owner	☐	Guardian/Committeeman/Conservator

☐	Custodian (UGMA/UTMA)	☐	College Fund 529
Joint Owners
Please read carefully the Joint Agreement section of the attached Master Account Agreement.

☐	Community Property	☐	Tenants in Common
☐	Tenants by Entirety		Specify Percentage of Ownership:
☐	Joint Tenants with Rights of Survivorship		Primary Account Holder %
☐	Other:		Joint Account Holder %

If no percentage is indicated ownership will be divided equally (50/50).
Account Ownership Information
Complete this section for: a Sole Owner Account, the Minor for a Custodial Account, the Primary Account Holder for a Joint Account, the Individual on whose behalf the Guardian Account is being opened.
Basic Information

Individual First Name:	Middle Name:

Last Name:

Account Title:

Country of Citizenship:	SS#:
☐ USA ☐ Other (specify):

Passport/CEDULA and Green Card#: (If non-U.S. and no SS# specified)

/

Tax Bracket:		E-mail Address:

%

Location of Address:	☐ Home-Legal Residence ☐ Business-Primary
☐ Other (specify):

Street Address 1: (If a P.O. Box or you have an additional address, complete the Additional Address Information on page 8.)

Street Address 2:

City:	State:	Zip:

Telephone Contact Information

Residence:	Home Fax:

Mobile:	Pager:

Financial Information This information will be kept strictly confidential. If you share assets with another person, please provide financial information (e.g. annual income, liquid assets, net worth) per individual. For example, a total net worth of $50,000 should be split as you deem appropriate.

Annual Income:	Liquid Assets:

Net Worth (exclusive of residence):

Investment Experience (in years):

____ Equities ____ Bonds ____ Futures ____ Options-Buy ____ Options-Sell

Do you currently have any loans outstanding? ☐ Yes ☐ No

If yes, please specify the loan amount and interest rate:
		%			%

Loan 1 Amount	Rate		Loan 2 Amount	Rate
List financial firms where other accounts are held:

Is the Client, any trustee or director/principal officer, or any of his/her immediate family members, a control person of any publicly traded corporation (examples of control persons are policy making officers, directors or 10% shareholders)?
☐ Yes ☐ No If yes, please specify company and %:

%

Financial Services Reference — Firm Name:

Financial Services Reference — Firm Telephone Number:

CL-RMA-BASIC (Rev. 5/05)	1	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC.
Sign and date the application on page 7.

UBS Financial Services Inc.

Account Number

SS#/TIN

Personal Information

Date of Birth:	Gender:
☐ Male ☐ Female

Marital Status:
☐ Single ☐ Married ☐ Divorced ☐ Widowed
Is the Client or any immediate family member (spouse, child living at home or relative residing in the employee’s household to whom the employee lends support) affiliated with any securities firms or broker/dealer subsidiaries of a financial institution? (NYSE Rule 407)

☐ Yes ☐ No If yes, please specify the firm:

Is the Client an employee or related to an employee of UBS AG, its subsidiaries or affiliates (e.g., UBS Financial Services, UBS Securities LLC)?

☐ Yes ☐ No If yes, please specify:

Affiliate or Subsidiary	Employee Name and SS#

Emergency Contact Name:

Emergency Contact’s Telephone Number:	Number of Dependents:

Dependent Name (First/Last)	Social Security #	Date of Birth

1)

2)

3)

Employment Information
This section must be completed if your employment status is employed or self-employed.

Status: (select one)
☐ Employed	☐ Self-Supported	☐ Volunteer
☐ Retired	☐ Student	☐ Work in the Home
☐ Self-Employed	☐ Unemployed

Occupation:	Industry (i.e., Construction, Service, etc.):

Business Phone:	Business Fax:

Employer Name:

Employer’s Street Address:

City:	State:	Zip:

Joint Account Holder/Parent/Guardian/Committeemen/Conservator/Spouse
Complete this section for: the Joint Account Holder for a Joint Account, the Parent or Guardian for a Custodial Account, the Guardian/Committeeman/Conservator managing the account. Please note that joint ownership of property is an important part of estate planning and involves important legal and tax consequences. Please consult your legal and tax advisors if you have any questions regarding your joint account ownership selection. Note: Non-resident aliens who elect to maintain a joint account agree in the Master Account Agreement that the account will be governed by New York law.
If your marital status is married, and your spouse does not jointly hold this account please provide his/her spousal information here. (Optional)
Basic Information

Individual First Name:	Middle Name:

Last Name:

Country of Citizenship:	SS#:
☐ USA ☐ Other (specify):

Passport/CEDULA and Green Card#: (If non-U.S. and no SS# specified)

/

Tax Bracket:		E-mail Address:

%

Location of Address:	☐ Home-Legal Residence ☐ Business-Primary
☐ Other (specify):

Street Address 1: (If a P.O. Box or you have an additional address, complete the Additional Address Information on page 8.)

Street Address 2:

City:	State:	Zip:

Telephone Contact Information
Residence:	Home Fax:

Mobile:	Pager:

Financial Information This information will be kept strictly confidential. If you share assets with another person, please provide financial information (e.g. annual income, liquid assets, net worth) per individual. For example, a total net worth of $50,000 should be split as you deem appropriate.

Annual Income:	Liquid Assets:

Net Worth (exclusive of residence):

Investment Experience (in years):

_____ Equities _____ Bonds _____ Futures _____ Options-Buy _____ Options-Sell

Do you currently have any loans outstanding? ☐ Yes ☐ No
If yes, please specify the loan amount and interest rate:

		%			%

Loan 1 Amount	Rate		Loan 2 Amount	Rate

List financial firms where other accounts are held:

CL-RMA-BASIC (Rev. 5/05)	2	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC.
Sign and date the application on page 7.

UBS Financial Services Inc.

Account Number

SS#/TIN

Financial Information continued
Is the Client, any trustee or director/principal officer, or any of his/her immediate family members, a control person of any publicly traded corporation (examples of control persons are policy making officers, directors or 10% shareholders)?

☐ Yes ☐ No If yes, please specify company and %:

%

Financial Services Reference — Firm Name:

Financial Services Reference — Firm Telephone Number:

Personal Information

Date of Birth:	Gender:
☐ Male ☐ Female
Marital Status:
☐ Single ☐ Married ☐ Divorced ☐ Widowed
Is the Client or any immediate family member (spouse, child living at home or relative residing in the employee’s household to whom the employee lends support) affiliated with any securities firms or broker/dealer subsidiaries of a financial institution? (NYSE Rule 407)

☐ Yes ☐ No If yes, please specify the firm:

Is the Client an employee or related to an employee of UBS AG, its subsidiaries or affiliates (e.g., UBS Financial Services, UBS Securities LLC)?
☐ Yes ☐ No If yes, please specify:

Affiliate or Subsidiary	Employee Name and SS#

Emergency Contact Name:

Emergency Contact’s Telephone Number:	Number of Dependents:

Dependent Name (First/Last)	Social Security #	Date of Birth

1)

2)

3)

Employment Information
(This section must be completed if your employment status is employed or self-employed.)

Status: (select one)
☐ Employed	☐ Self-Supported	☐ Volunteer
☐ Retired	☐ Student	☐ Work in the Home
☐ Self-Employed	☐ Unemployed

Occupation:	Industry (i.e., Construction, Service, etc.):

Business Phone:	Business Fax:

Employer Name:

Employer’s Street Address:

City:	State:	Zip:

Note: If there are additional account holders, please photocopy the Joint Account Holder section on pages 2-3 and submit it with the application.

Resource Management Account® Features
Individual and joint RMA® accounts are automatically enrolled in certain services, unless otherwise indicated below. Custodial and guardian accounts are not automatically enrolled in any services listed and will have to select each of the services on the account. The annual fee for an RMA is $125, which is deferred for the first year.
Platinum MasterCard®

Individual and Joint Accounts
Complete the Additional MasterCard Information below.
OR

☐	Check here if you do not want to be automatically enrolled in this service.
Custodial/Guardian Accounts

☐	Check here if you would like a Platinum MasterCard and complete the Additional MasterCard Information below.

Additional MasterCard Information
A)	Please indicate the number of cards you would like issued for this account:[1] ☐ 1 ☐ 2

B)	Please indicate below how the name should appear on the card (not exceeding 21 characters, including spaces):[2]

Card 1:	Card 2:

C)	Print the alternate mailing address for card delivery if different from the address on the account, and any special delivery instructions:

Address — Line 1	Address — Line 2	Special Delivery Instructions (Branch Use Only)

[1]	To request additional cards, contact your Financial Advisor.

[2]	Only account holders can be issued cards in this section. Other individuals must be designated on the Authorized Agent/Dual Signor Addendum on page 12.

CL-RMA-BASIC (Rev. 5/05)	3	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC.
Sign and date the application on page 7.

UBS Financial Services Inc.

Account Number

SS#/TIN

Resource Management Account® Features continued
UBS Rewards

All Accounts

☐	If you would like to enroll in this program, please check this box. Now you can enjoy the rewards of travel, merchandise and dining simply by using your UBS Financial Services Inc. Platinum MasterCard® when you sign up for the UBS Rewards program. An annual $50 enrollment fee will be charged to your account at the end of the month following enrollment.
Check Writing

Individual and Joint Accounts
Complete the Additional Check Writing Information below.
OR

☐	Check here if you do not want to be automatically enrolled in this service.
Custodial/Guardian Accounts

☐	Check here if you would like Check Writing and complete the Additional Check Writing Information below.

Additional Check Writing Information
A)	Select a check style: ☐ Wallet[1] ☐ 3-page desk ☐ 3-page business ☐ Other[2]

B)	☐ Check here for dual signature checks (complete the Authorized Agent/Dual Signor Addendum on page 12.)

C)	Please print the full name and address that you would like to appear on your checks.[3]

Name	Address — Line 1	Address — Line 2
D)	Print the alternate mailing address for check delivery if different from the address on the account, and any special delivery instructions:

Address — Line 1	Address — Line 2	Special Delivery Instructions (Branch Use Only)

[1]	Initial order of wallet checks is free. All other orders involve a fee.

[2]	To order a different check style, please contact your Financial Advisor.

[3]	If none provided, the full name specified in the Account Ownership Information section (page 1) will be imprinted on the checks.
Bill Payment and Electronic Funds Transfer (EFT) Services

Individual and Joint Accounts
Complete the Bill Payment Addendum (page 10) or EFT Addendum (page 11), as appropriate.
OR

☐	Check here if you do not want to be automatically enrolled in the Bill Payment Service.

☐	Check here if you do not want to be automatically enrolled in the EFT Service.
Custodial/Guardian Accounts

☐	Check here if you would like to be enrolled in the Bill Payment Service.

☐	Check here if you would like to be enrolled in the EFT Service.
If selected, complete the Additional Bill Payment and EFT Information below.

Additional Bill Payment and EFT Information (For Custodial/Guardian Accounts Only)
A)	Bill Payment Service Indicate below how you would like to use the service and complete the Bill Payment Addendum on page 10:

☐ Pay bills using Online Services.[1] (Web) ☐ Pay bills using ResourceLine®, the toll-free telephone voice response system. (Voice)

B)	EFT Service Indicate below how you would like to use the service and complete the EFT Addendum on page 11:

☐ Transfer funds using Online Services.[1](Web)
Type of transfer: ☐ Incoming/Outgoing ☐ Incoming Only
☐ Transfer funds using ResourceLineSM. (Voice)
Type of transfer: ☐ Incoming/Outgoing ☐ Incoming Only

[1]	To use the Bill Payment or EFT Services via the web, you must be enrolled in Online Services.
Online Services

All Accounts

☐	Check here for online access to account information, the latest research and market data at no additional charge. Only Resource Management Account (RMA), Business Services Account BSA®, InsightOne and Managed Accounts can enroll in Online Services.

CL-RMA-BASIC (Rev. 5/05)	4	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC.
Sign and date the application on page 7.

UBS Financial Services Inc.
Account Number

SS#/TIN

Sweep of Uninvested Cash Balances
Please select a sweep option from section A for all accounts including PACE. The following Managed Programs can only select a sweep option from section B: ACCESSSM, MAC, PMP, and SELECTIONSSM .
A     ALL ACCOUNTS (except ACCESS, MAC, PMP, and SELECTIONS)
I — Taxable Sweep Options
Basic Investment and Resource Management Accounts® (RMA®) automatically default to the UBS Bank USA Deposit Account Sweep Option. If you have an RMA and prefer to select a tax-free sweep option, skip to section II below.

☐	Check here if you would like to cap the amount of funds that will sweep into the UBS Bank USA Deposit Account Sweep Option ($100,000 for individual accounts and $200,000 for joint accounts, in each case on a per account basis), and select a secondary sweep option below for amounts in excess of the cap. If you have multiple accounts at UBS Financial Services held in the same recognized legal capacity that will sweep into the UBS Bank USA Deposit Account Sweep Option, once those accounts exceed in the aggregate the applicable $100,000 or $200,000 threshold, then your aggregate funds on deposit with UBS Bank USA will exceed FDIC insurance coverage limits. UBS Financial Services will not be responsible for any insured or uninsured portion of the Deposit Accounts. (Refer to the UBS Financial Services Deposit Account Sweep Program Disclosure Statement for more details.)
If you selected a cap by checking the box above, choose a secondary sweep option below. Please note, the secondary sweep option for Basic Investment Accounts (Non-RMA) is automatically Cashfund.1,2

☐	RMA Money Market Portfolio	☐	New York Municipal Fund	☐	New Jersey Municipal Fund
☐	California Municipal Fund	☐	Tax-Free Fund	☐	U.S. Government Portfolio
II — Tax-Free Sweep Options (RMA Only)1,2

☐	New York Municipal Fund	☐	New Jersey Municipal Fund	☐	California Municipal Fund	☐	Tax-Free Fund
Note: If you selected a secondary sweep option or Tax-Free Sweep Option above, the annual RMA fee will apply.
B     MANAGED PROGRAMS (ACCESS, MAC, PMP, and SELECTIONS)
Select a sweep option below if this account is utilizing one of the following Managed Programs: ACCESS, MAC, PMP, and SELECTIONS.1,2,3

☐	RMA Money Market Portfolio	☐	New York Municipal Fund	☐	New Jersey Municipal Fund
☐	California Municipal Fund	☐	Tax-Free Fund	☐	U.S. Government Portfolio

[1]	Money market funds and UBS Cashfund Inc. are sold by prospectus only.

[2]	State municipal funds are available only to residents of those states, respectively. is selected from the previous section.

[3]	RMA annual fee does not apply unless a Resource Management Account feature
Additional Account Features
Margin1 Accounts automatically come with margin unless they are Retirement, UGMA/UTMA, Estate, 529 Plan, or certain other accounts. Most man- aged programs cannot have margin.
☐Check here if you do not want margin.
If your account will have margin, you are required to answer the following questions:
1- Do you intend to engage in “pattern day trading” as defined by NYSE Rule 431:2 ☐Yes ☐No
2- Do you have any other margin accounts with UBS Financial Services Inc.? ☐Yes ☐No     If yes, complete the information below:

Account Number	Account Number

Account Number	Account Number
Direct Deposit

☐	If you would like to have your payroll or other recurring payments automatically deposited into your account, please check this box. Complete the Direct Deposit Application on page 13 and send it to the employer, organization or financial institution making the deposit.
Duplicate Parties

☐	Check here if you would like duplicate trade confirmations and statements sent to additional individuals. If checked, please complete the Duplicate Party Addendum on page 8.

[1]	Margin is not suitable for all clients. Please review UBS Financial Services’ Loan Disclosure Statement carefully for information on the risks involved with using margin.

[2]	“Day trading” means purchasing and selling or selling and purchasing the same security in the same day in a margin account. “Pattern day trading” means executing four or more day trades within five business days if the number of day trades exceeds six percent of the total trades during that period.

CL-RMA-BASIC (Rev. 5/05)	5	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC. Sign and date the application on page 7.

UBS Financial Services Inc.
Account Number

SS#/TIN

Account Investment Objectives
Return Objective (select one):
☐Capital Appreciation — Investments seeking growth of principal rather than the generation of income.
☐Current Income and Capital Appreciation — Investments seeking both the generation of income and the growth of principal.
☐Current Income — Investments seeking the generation of income.
Primary Risk Profile (select one):
☐Aggressive/Speculative — Seeks the potential for significant appreciation; willing to accept a high degree of loss of principal.
☐Moderate — Seeks potential returns with a lower risk of loss of principal.
☐Conservative — Seeks securities that are most likely to preserve principal with low risk.
Secondary Risk Profile (optional):
This may be applicable if you intend to engage in options trading.
☐Aggressive/Speculative
☐Moderate
☐Conservative
Senior Political Affiliation
Is the account holder, any authorized signatories, beneficial owners, trustees, power of attorneys or other individuals with authority to effect transactions, or any of their immediate family members (including in-laws) or close associates (persons they are “widely and publicly known” to maintain an unusually close relationship with), a current or former senior non-U.S. political official? ☐Yes ☐No     If yes, please complete the following information:

Political Official’s Name	Current or Former Position	Relationship to Client(s)
Source of Funds
Please indicate the source of funds in the account: (Check all that apply.)
If funds are from investments transferred from another firm, please indicate the source of funds to purchase the initial investments.

☐	Income from current/previous employment or business. If you are not currently employed, provide the following information from your last employment.

Occupation	Employer Name	City	State
☐Inheritance — From whom:
☐Sale of Real Estate — Location of real estate sold:
☐Sale of Business — Name of business sold:
☐Gifts — From whom:
☐Legal Settlement
☐Other — Please specify:

CL-RMA-BASIC (Rev. 5/05)	6	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC. Sign and date the application on page 7.

UBS Financial Services Inc.
Account Number

SS#/TIN

Client Agreement
BY SIGNING BELOW, I UNDERSTAND, ACKNOWLEDGE AND AGREE:
A. that UBS Financial Services does not provide legal or tax advice;
B. that in accordance with the last paragraph of the Master Account Agreement entitled “Arbitration” I am agreeing in advance to arbitrate any controversies which may arise with, among others, UBS Financial Services in accordance with the terms outlined therein;
C. if my account is established with margin, that pursuant to the Master Account Agreement, certain of the securities in my account may be loaned to UBS Financial Services or to others;
D. if I have not selected any RMA features, I understand that I will be opening a Basic Investment account and will be bound by the terms and conditions of the Master Account Agreement;
E. if I have selected any RMA features, I understand that an annual service fee will be charged as described in the RMA Fee section of the Master Account Agreement;
F. that I understand UBS Financial Services will not supply my name to issuers of any securities held in my account so I will not receive information regarding those securities directly from the issuer, but rather will receive information from UBS Financial Services instead, unless I notify UBS Financial Services in writing otherwise;
G. that I have received and read a copy of this Client Agreement and the attached Master Account Agreement (which contains a copy of this Paragraph for my reference) and agree to be bound by the terms and conditions contained therein (which terms and conditions are hereby incorporated by reference);
H. that, if eligible, I have received and read a copy of the UBS Financial Services Deposit Sweep Program Disclosure Statement;
I. that, upon execution of this Account Application and Client Agreement, I will have supplied all of the information requested in the Account Application and I declare it as true and accurate and further agree to promptly notify UBS Financial Services in writing of any material changes to any or all of the information contained in the Account Application including, but not limited to, information relating to my financial situation or investment objectives;
J. that I have received a copy of, read and understand the “Account Information” booklet which contains, among other things, UBS Financial Services’ Privacy Statement, Statement of Credit Practices describing interest charges, the Bill Payment and Electronic Funds Transfer Services Agreement, Instructions for W-9 Preparation, Selected Fee & Charges and other important information regarding my account and relationship with UBS Financial Services, which booklet and terms and conditions (other than the Privacy Statement) are incorporated herein by reference;
K. that, if I elected the Electronic Funds Transfer Service as contained herein, I authorize (a) UBS Financial Services and its processing institution (the “Processing Bank”) to initiate the types of transactions indicated in the Description of the Electronic Funds Transfer Service section of the Account Information booklet, and adjustments for any entries made in error, to or from my account(s) as contained herein, and authorize the depository(ies) named on my bank account(s) or UBS Financial Services to debit and/or credit the same to my bank accounts) ; (b) the Processing Bank and my bank to comply with any instructions regarding electronic fund transfers between this RMA, my bank account, and/or other accounts with UBS Financial Services provided that such instructions are given to UBS Financial Services with my PIN/Password and (c) UBS Financial Services, the Processing Bank and my bank to make changes and/or cancellations requested by me.
W-9 Form Certification
I certify as the Account Holder by signing below, or in my representative capacity for the Account Holder by signing below, and under penalties of perjury that: (1) the taxpayer identification number set forth herein is the Account Holder’s correct taxpayer identification number (or the Account Holder is waiting for a number to be issued to Account Holder), and (2) the Account Holder is not subject to backup withholding because: (a) the Account Holder is exempt from backup withholding, or (b) the Account Holder has not been notified by the Internal Revenue Service (IRS) that Account Holder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Account Holder that Account Holder is no longer subject to backup with- holding, and (3) the Account Holder is a U.S. person (including a U.S. resident alien).
Certification Instruction: The Account Holder understands that Account Holder must strike out item (2) above if Account Holder has been notified by the IRS that Account Holder is subject to backup withholding because Account Holder failed to report all interest or dividends on Account Holder’s tax return. The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

X			X

	Signature	Date		Additional Party Signature	Date

X			X

	Additional Party Signature	Date		Additional Party Signature	Date
For UBS Financial Services Branch Use Only

X			X

	Branch Office Manager Temporary Approval	Date		Branch Office Manager Final Approval	Date
X

	Financial Advisor Approval	Date

Is the FA registered in both the client’s state of residence and mailing address? ☐Yes					☐No
What was the initial transaction for this account?		☐Buy	☐Sell	☐Deposit	☐Transfer of Accounts▶
How was the account obtained?	☐Walk-In/Call-In/Mail-In		☐Referral:

☐CEFS-Seminar/Adv Svcs
Interest/Dividends:	☐Monthly	☐Weekly	☐Hold in Account
Account Settles:	☐Assets in Account	☐Equity DVP	☐Government DVP		☐Transfer/Ship
Initial Trade Information
Security Name:

Security Symbol:

Value:
$
or
Shares:

Please Note: If the Account Holder, or their immediate family members, are affiliated with a securities firm or financial institution (NYSE Rule 407) a letter of authorization from the firm specified must be obtained before the account can be opened.
☐ EZ ☐ JT ☐ LG ☐ ML ☐ NA ☐ RT ☐ W9
Sweep Fund:                     Bank Code:                     Plan Code:                     Assoc Code:                     Managed Account Code:                     Family of Account Code:
UBS Financial Services is a service mark of UBS AG. Resource Management Account, RMA, Business Services Account BSA and ResourceLine are registered service marks of UBS Financial Services Inc. Platinum MasterCard and MasterCard are registered trademarks and service marks of MasterCard International Incorporated.

CL-RMA-BASIC (Rev. 5/05)	7	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC.

UBS Financial Services Inc.
Account Number

SS#/TIN

Duplicate Party Addendum
Complete for each Duplicate Party

Check all that apply:
☐Trade Confirmation Recipient     ☐Statement Recipient
Name:

Street Address:

Internal Location Code (UBS Financial Services Use Only):

Country of Citizenship:
☐USA ☐Other (specify):

City:	State:	Zip:

Check all that apply:
☐Trade Confirmation Recipient     ☐Statement Recipient
Name:

Street Address:

Internal Location Code (UBS Financial Services Use Only):

Country of Citizenship:
☐USA ☐Other (specify):

City:	State:	Zip:

Additional Address Information
If your mailing address is a P.O. Box please provide a legal residence address below.

First Name:	Last Name

Location of Address:

☐Home — Legal Residence	☐Business — Primary
☐Home — Secondary	☐Business — Secondary
☐Other (specify):
Street Address 1:

Street Address 2:

City:	State:	Zip:

First Name:	Last Name

Location of Address:

☐Home — Legal Residence	☐Business — Primary
☐Home — Secondary	☐Business — Secondary
☐Other (specify):
Street Address 1:

Street Address 2:

City:	State:	Zip:

D1 (Rev. 5/05)	8	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC.

UBS Financial Services Inc.

Account Number

SS#/TIN

DTC/COD Instructions
If your account is set up to deliver securities and cash to a third party (i.e. deliver versus payment), please provide either DTC or Fed Wire instructions.

DTC Clearing Number:	Name of Delivering Institution:	Internal Account Number:

Additional Information:

Del/Rec N Y

Government Delivery Instructions

ABA Number:	Bank Name:	Department:

Third Party:		Internal Account Number:

Other Instructions:

Physical Delivery:

ID Confirm Instructions

Institutional ID Number:	Agent Bank/ID:	Instructions Matrix:	AID CID:

Internal Account Number of Receiving Bank:		Internal Account Number of Institution:

Interested Party ID Number:		Interested Party Internal Account Number:

Interested Party ID Number:		Interested Party Internal Account Number:

Receive Physical Master Confirm:	SID Indicator:	GHMRW35:
☐Yes ☐No	☐Yes(on SID) ☐No(Not on SID)

Special Instructions:

D4 (Rev. 5/05)	9	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC.

UBS Financial Services Inc.

Account Number

SS#/TIN

Bill Payment Service Addendum
The Bill Payment Service allows you to pay your bills and/or make payments to a third party vendor without writing and mailing a check. If paying bills via ResourcelineSM, complete the information below. Online Services clients can set up Vendor/Payee information online.

Vendor/Payee #1

Name of Vendor/Payee:

Vendor/Payee Account Number:

Vendor/Payee Address:	Street Address:

	City:	State:	Zip:

Vendor/Payee Telephone:

Expense Code* (optional):

Recurring Payments:	Recurring Amount: $

(Payments are limited to a maximum of $100,000.)

Frequency (select one):
	☐Weekly	☐Bi-weekly	☐Monthly
	☐Quarterly	☐Semi-annually	☐Annually

Start Date:___/___/___
(May not be greater than one year from the current date.)

End Date:___/___/___
(May not be greater than 30 years from the start date.)

Final Payment Amount: $

(Specify only if different from recurring amount.)

Vendor/Payee #2

Name of Vendor/Payee:

Vendor/Payee Account Number:

Vendor/Payee Address:	Street Address:

	City:	State:	Zip:

Vendor/Payee Telephone:

Expense Code* (optional):

Recurring Payments:	Recurring Amount: $

(Payments are limited to a maximum of $100,000.)

Frequency (select one):
	☐Weekly	☐Bi-weekly	☐Monthly
	☐Quarterly	☐Semi-annually	☐Annually

Start Date:___/___/___
(May not be greater than one year from the current date.)

End Date:___/___/___
(May not be greater than 30 years from the start date.)

Final Payment Amount: $

(Specify only if different from recurring amount.)

Vendor/Payee #3

Name of Vendor/Payee:

Vendor/Payee Account Number:

Vendor/Payee Address:	Street Address:

	City:	State:	Zip:

Vendor/Payee Telephone:

Expense Code* (optional):

Recurring Payments:	Recurring Amount: $

(Payments are limited to a maximum of $100,000.)

Frequency (select one):
	☐Weekly	☐Bi-weekly	☐Monthly
	☐Quarterly	☐Semi-annually	☐Annually

Start Date:___/___/___
(May not be greater than one year from the current date.)

End Date:___/___/___
(May not be greater than 30 years from the start date.)

Final Payment Amount: $

(Specify only if different from recurring amount.)

Vendor/Payee #4

Name of Vendor/Payee:

Vendor/Payee Account Number:

Vendor/Payee Address:	Street Address:

	City:	State:	Zip:

Vendor/Payee Telephone:

Expense Code* (optional):

Recurring Payments:	Recurring Amount: $

(Payments are limited to a maximum of $100,000.)

Frequency (select one):
	☐Weekly	☐Bi-weekly	☐Monthly
	☐Quarterly	☐Semi-annually	☐Annually

Start Date:___/___/___
(May not be greater than one year from the current date.)

End Date:___/___/___
(May not be greater than 30 years from the start date.)

Final Payment Amount: $

(Specify only if different from recurring amount.)
*Please note that RMA® and Business Services Account BSA® offer an easy-to-use expense-coding system. Using pre-assigned letters (except H, I, J, O, Q and X), you may establish your own expenditure categories and track them either on your UBS Financial Services Inc. check register or online. When writing checks and submitting bill payments, be sure to indicate your expense code. For your convenience, all checking and bill payment expense codes are totaled on your monthly premier statement.
Please attach a separate sheet to add more Vendors/Payees.

FA (Rev. 5/05)	10	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC.

UBS Financial Services Inc.

Account Number

SS#/TIN

Electronic Funds Transfer Service Addendum

Non-UBS Financial Services Inc. Accounts
If you would like to use the Electronic Funds Transfer Service to move funds electronically, please complete the information below for your account(s) outside of UBS Financial Services Inc. Please attach a voided check when applicable, otherwise provide a deposit slip, client statement or letter on bank stationery confirming account title, account number, and ABA routing number.

Authorized External Account #1

Name of Financial Institution:

ABARouting Number (a):

Account Title/Name (b):

Account Number:

Account Type (c):	☐ Savings	☐ Checking

Financial Institution Telephone:

Permission:	☐ Deposit to external account #1
(select all that apply)	☐ Withdrawal from external account #1

Recurring Transfers:	Recurring Amount: $

(Transfers are limited to a maximum of $100,000.)

	Permission:	☐ Deposit To	☐ Withdraw From
(select one)

Frequency (select one):
	☐ Weekly	☐ Bi-weekly	☐ Monthly
	☐ Quarterly	☐ Semi-annually	☐ Annually

Start Date: ___/ ___/ ___
(May not be greater than one year from the current date.)

End Date: ___/ ___/ ___
(May not be greater than 30 years from the start date.)

Authorized External Account #2

Name of Financial Institution:

ABARouting Number (a):

Account Title/Name (b):

Account Number:

Account Type (c):	☐ Savings	☐ Checking

Financial Institution Telephone:

Permission:	☐ Deposit to external account #2
(select all that apply)	☐ Withdrawal from external account #2

Recurring Transfers:	Recurring Amount: $

(Transfers are limited to a maximum of $100,000.)

	Permission:	☐ Deposit To	☐ Withdraw From
(select one)

Frequency (select one):
	☐ Weekly	☐ Bi-weekly	☐ Monthly
	☐ Quarterly	☐ Semi-annually	☐ Annually

Start Date: ___/ ___/ ___
(May not be greater than one year from the current date.)

End Date: ___/ ___/ ___
(May not be greater than 30 years from the start date.)

UBS Financial Services Inc. Accounts
Complete the information below for your other UBS Financial Services Inc. (UBS-FinSvc) accounts. Please Note: Electronic Funds Transfer withdrawals can only be made from a Resource Management Account® (RMA®) or Business Services Account BSA®.

Designated Internal Account #1

UBS-FinSvc Account #:

Account Title/Name (b):

Permission:	☐ Deposit to designated internal account #1
(select all that apply)	☐ Withdrawal from designated internal account #1

Recurring Transfers:	Recurring Amount: $

(The maximum transfer limit is your withdrawal limit.)

	Permission:	☐ Deposit To	☐ Withdraw From
(select one)

Frequency (select one):
	☐ Weekly	☐ Bi-weekly	☐ Monthly
	☐ Quarterly	☐ Semi-annually	☐ Annually

Start Date: ___/ ___/ ___
(May not be greater than one year from the current date.)

End Date: ___/ ___/ ___
(May not be greater than 30 years from the start date.)

Designated Internal Account #2

UBS-FinSvc Account #:

Account Title/Name (b):

Permission:	☐ Deposit to designated internal account #2
(select all that apply)	☐ Withdrawal from designated internal account #2

Recurring Transfers:	Recurring Amount: $

(The maximum transfer limit is your withdrawal limit.)

	Permission:	☐ Deposit To	☐ Withdraw From
(select one)

Frequency (select one):
	☐ Weekly	☐ Bi-weekly	☐ Monthly
	☐ Quarterly	☐ Semi-annually	☐ Annually

Start Date: ___/ ___/ ___
(May not be greater than one year from the current date.)

End Date: ___/ ___/ ___
(May not be greater than 30 years from the start date.)
Attach an additional sheet to add more accounts.
(a)	The ABA routing number usually appears on the bottom of printed checks or deposit tickets. To confirm, please consult your financial institution.

(b)	If you wish to transfer funds into your UBS Financial Services Inc. account from a UBS Financial Services Inc. or external account that is titled differently, a signed Letter of Authorization from all account holders is required.

(c)	If the authorized external account is a money market account, select the “Checking” account type.

FT (Rev. 5/05)	11	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC.

UBS Financial Services Inc.

Account Number

SS#/TIN

Authorized Agent/Dual Signor Addendum	RW
If you would like to add an additional card or check user on the Resource Management® Account (RMA®)or Business Services Account BSA, complete the Authorized Agent for RMA/Business Services Account BSA Cards and Checkwriting and the Account Holder Certification sections. If you would like to remove an authorized agent, complete the Authorized Agent Removal and the Account Holder Certification sections. If you selected the dual-signature option on the Account Application, complete the Dual Signors for RMA/Business Services Account BSA Checkwriting and the Account Holder Certification sections.

Authorized Agent for RMA/Business Services Account BSA Cards and Checkwriting
Each additional card and/or check user (who is not a minor) named below is appointed an agent to the Account Holder, unaffected by the Account Holder’s subsequent disability or incompetence, to effect card and/or checking transactions in the Account Holder’s designated UBS Financial Services Inc. account. The additional card and/or check user is authorized to act on behalf of the Account Holder to effect transactions using the Account Holder’s UBS Financial Services Inc. MasterCard debit card and/or write checks for the payment or withdrawal of funds drawn on the designated UBS Financial Services Inc. Account or payable to the Account Holder and bearing the signature or signatures now or hereafter authorized by the Account Holder without limit as to amount, without inquiry and without regard to its application. UBS Financial Services Inc. will send all confirmations, notices, demands, statements and other communications regarding checking activity in the designated UBS Financial Services Inc. account to the Account Holder.

Agent Name:

Country of Citizenship:
☐USA	☐Other (specify):

Home Address:

Mailing Address: (if different than home address)

SS#:	Date of Birth:	Phone Number:

Passport/CEDULA and Green Card#: (If non-U.S. and no SS# specified)

/

City:	State:	Zip:

City:	State:	Zip:

X

Agent Signature	Date

Authorized Agent Removal
If you are removing an authorized agent, please print the name of the agent you are removing below.

Agent Name:	Agent Name:

Dual Signors for RMA/Business Services Account BSA Checkwriting
Dual-Signature checks require two signatures at all times. If you are designating more than two signors and you would like one of the signors to be required, at all times, please check “Required” next to the signor’s name. Only one individual can be a required signor. If you do not designate a required signor, please specify all signors as optional. If the individual designated below is not a UBS Financial Services Inc. client (i.e. account holder, authorized agent, power of attorney, etc.) also complete the Authorized Agent for RMA/Business Services Account BSA Cards and Checkwriting section above.

☐	Check here if you do NOT want UBS Financial Services Inc. to order new dual signature checks. If checked, you will be responsible for obtaining checks with dual signatures. UBSFinancial Services Inc. will not accept single signature checks.

Dual Signor 1 Name:	Specify the type of signor:

	☐ Required	☐ Optional

X

Signature	Date

Dual Signor 2 Name:	Specify the type of signor:

	☐ Required	☐ Optional

X

Signature	Date
Note: You must complete and sign a new addendum to add, remove or update dual signors. UBS Financial Services Inc. will rely on the most recently dated addendum to supercede and replace any other previous dual signor addendum on file.

Account Holder Certification
By signing below, I UNDERSTAND, ACKNOWLEDGE AND AGREE that (1) I have reviewed all of the information contained in this addendum and I declare it as true and accurate and (2) UBS Financial Services Inc. is authorized to rely upon the authority conferred by this document until UBS Financial Services Inc. receives an updated copy of this form revoking or modifying this addendum.

X

Signature	Date

X

Signature	Date

X

Signature	Date
Note: If there are additional authorized agents or dual signors please print another copy of this form.

CL-DSA (Rev. 5/05)	12	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC.

UBS Financial Services, Inc.

Account Number

SS#/TIN

Direct Deposit Application
Direct Deposit allows you to have all or part of your payroll, government, social security, or other recurring payment automatically deposited into your account.
In order to sign up for Direct Deposit, you must have either an RMA® checking account number or a UBS Financial Services Inc. account number. If you do not have a UBS Financial Services Inc. account number, one will be provided when your account is opened. Please keep this form until you receive your account number or checks.
To arrange to have your Social Security checks directly deposited into your account, call the Social Security Administration at 800-772-1213. For other government payments, contact the issuing government agency directly. For all other organizations or financial institutions, complete the information below.
Please forward this completed form to the organization or financial institution sending the direct deposit.

Client Information

Name:

Street:

City:	State:	Zip:

Account Information
Please complete either section A or B below based on the type of account that will be receiving the direct deposit.
A.)	If your account has the RMA checking feature, you must enter your checking account number in the boxes below. This is a 10-digit number that begins with 8 and appears after the bank transit routing number 044000804 on the bottom of your RMA checks.

8 ___ ___ ___ ___ ___ ___ ___ ___

B.)	If your account does not have the RMA checking feature or if you do not have an RMA account, you must enter in your alphanumeric UBS Financial Services Inc. account number in the boxes below.

9 0 8 3 ___ ___ ___ ___ ___ ___ ___
The information below will be utilized by the organization or financial institution issuing the deposit.

Bank Name:			Bank Transit (or Routing) Number:
Bank One, NA			044000804

Bank Street Address:			Type of Account:
800 Brooksedge Blvd., Dept. OH1-0465			Checking

Bank City:	State:	Zip:
Columbus	OH	43271-0465

Amount of Payment
A.)	For payroll or government payments, I authorize you to deposit % of each payment automatically into the UBS Financial Services Inc. account named above. Please Note: This must be done by electronic funds transfer.

B.)	For deposits from my account at another financial institution, I authorize you to deposit $ automatically into the UBS Financial Services Inc. account named above. Please Note: This must be done by electronic funds transfer.
Please indicate the frequency of deposit:     ☐ Weekly     ☐ Bi-weekly     ☐ Monthly     ☐ Quarterly     ☐ Other:

X

	Signature	Date
Do not send this Direct Deposit Application to UBS Financial Services Inc.

CL-DDA (Rev. 5/05)	13	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC.

UBS Financial Services, Inc.

Account Number

SS#/TIN

Account Transfer Form Delivery Instructions
Delivery Instructions: All deliveries must include client name and UBS Financial Services Inc. account number. (Tax Identification No. 13-2638166)

All DTC-Eligible Securities	Deliver to DTC Clearing 0221. All securities must have client name and UBS Financial Services Inc. account number.

Dividend Reinvestment/Closed-end Mutual Funds	Issue a certificate for all whole shares, liquidate all fractional shares and discontinue dividend reinvestment. All deliveries must include client name and UBS Financial Services Inc. account number.

Physical Delivery of Securities	Physical Securities Window UBS Financial Services Inc. 1000 Harbor Blvd., 6th Floor Weehawken, NJ 07086

Retail Transfer of Federal Funds	UBSAG ABA #026007993 UBS FINANCIAL SERVICES RETAIL INCOMING A/C #101-WA-258641-000 F/C UBS-FINSVC CLIENT A/C NAME A/C UBS-FINSVC INTERNAL A/C NUMBER

U.S. Government/Fed Book Entry Securities	ABA 021000021 JPMChase/PAINE/CLIENT A/C # & NAME

Forward Checks	UBS Financial Services Inc. 1000 Harbor Blvd. Weehawken, NJ 07086 Attn: Central Check Deposit, 7th Floor All checks must include client name and account number

For All Other Correspondence	UBS Financial Services Inc. 1000 Harbor Blvd. Weehawken, NJ 07086 Attn: Account Transfer, 5th Floor
Do not use these delivery instructions for your Direct Deposit Application.
They only apply to the Account Transfer Form (pages 15-16).

CL-XFR (Rev. 5/05)	14	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC.

UBS Financial Services, Inc.

Account Number

SS#/TIN

Account Transfer Form	TF

Branch Use Only	UBS Financial Services Inc. Clearing Number: 0221	Broker Clearing Number:	Custodian or Trustee of this UBS Financial Services Inc. account. (If applicable)
Information About Your UBS Financial Services Inc. Account

Account Title:

For Retirement Accounts Only

Account to be transferred into a:
☐ Traditional IRA	☐ Traditional IRA as a Rollover		☐ QP
☐ SEP IRA	☐ Roth IRA		☐ SIMPLE IRA
☐ CODA SEP-IRA	☐ Coverdell Education Savings Account

The account is transferring from a qualified retirement plan by means of a direct rollover into a*:

☐ Traditional IRA	☐ SEP IRA	☐ Rollover IRA	☐ CODA SEP IRA
*	Pursuant to IRS Regulations, qualified retirement plan assets cannot be rolled over to a SIMPLE IRA or Roth IRA.
Information About the Account You Are Transferring
Please refer to your statement for the following information and attach a complete copy of your most recent statement for this account. Please complete a separate form for each account you transfer (photocopies are acceptable).

Name(s) and Title of Account shown on your statement:

Your Account Number:

Social Security Number on Account:

Name of Firm/Fund Company:

Street Address of Firm/Fund Company:

City:	State:	Zip:

Type of Transfer You Are Making
Please answer questions A through D.

A) Do you wish to transfer your entire account?	☐ Yes	☐ No
If you answered “yes,” skip to question B. If you answered “no” and the transfer is not coming directly from an insurance or mutual fund company, please provide the following information for the assets you intend to transfer.
PARTIAL TRANSFER

Quantity (indicate
	Description of Asset	# of shares or “All”)

(1)

(2)

(3)

(4)

Quantity (indicate
	Description of Asset	# of shares or “All”)

(5)

(6)

(7)

(8)

ANNUITY/MUTUAL FUND TRANSFER

B) Are you transferring directly from an insurance or mutual fund company?	☐ Yes	☐ No
If you answered “no,” skip to question C. If you answered “yes,” please provide the following information for each annuity or mutual fund you intend to transfer. (Some assets are not transferable. If the asset is not transferable, UBS Financial Services Inc. can be named broker-dealer and/or custodian at the company, or the assets can be sold. Requests to sell positions are dependent upon the delivering firm receiving and processing the request and may take several weeks to complete. Liquidations can also be processed by calling the delivering firm.)

Quantity (indicate
	Name of Fund/Annuity	Account Number	# of shares or “All”)
(1)

(2)

(3)

(4)

CL-XFR (Rev. 5/05)	15	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC.

UBS Financial Services, Inc.

Account Number

SS#/TIN

Type of Transfer You Are Making continued
BANK, SAVINGS & LOAN OR CREDIT UNION TRANSFER

C) Are you transferring directly from a Bank, Savings & Loan or Credit Union?	☐ Yes	☐ No
If you answered “no,” skip to question D. If you answered “yes,” please complete the following section.
Initiate the transfer of a maturing Certificate of Deposit (CD) no more than two weeks prior to the maturity date. Otherwise, you may incur early withdrawal penalties.

I am only transferring cash. Please transfer:		I have a CD that I want to transfer. Please:
☐	All cash in account	☐	Liquidate it IMMEDIATELY. I am aware of and acknowledge the penalty I will incur from any early withdrawal.
☐	Only $	☐	Liquidate it AT MATURITY. Maturity date ___/___/______ (Please submit 2 weeks before maturity date.)
LIQUIDATIONS

D) Do you wish to liquidate any assets as part of this transfer?	☐ Yes	☐ No
If you answered “yes,” you must complete a Liquidation Letter, which is available from your Financial Advisor or online. Liquidations can also be processed by contacting the delivery firm.
Client Instruction
Please transfer the assets specified to UBS Financial Services Inc., which has been authorized by me to make payment to you of the debit balance or to receive payment of the credit balance in my securities account and will act as clearing broker by arrangement with UBS Financial Services Inc. I understand that to the extent any assets in my securities account are not readily transferable, with or without penalties, such assets may not be transferred within the time frame required by New York Stock Exchange Rule 412 or similar rule of the National Association of Securities Dealers or other designated examining authority.
Unless otherwise indicated in the instruction contained herein, I authorize you to liquidate any proprietary money market fund assets that are part of my securities account and transfer the resulting credit balance to UBS Financial Services Inc. I understand that you and/or UBS Financial Services Inc. will contact me with respect to the disposition of any other assets in my securities account that are either non-transferable or non-deliverable. If certificates or other instruments in my securities account are in your physical possession, I instruct you to transfer them in good deliverable form, including affixing any necessary tax waivers, to enable UBS Financial Services Inc. to transfer them in its name for the purpose of sale, when and as directed by me. I further instruct you to cancel all open orders for my securities account on your books.
I affirm that I have destroyed or returned to you any credit/debit cards and unused checks given to me in connection with my securities account.
Delivering Agents: Please refer to the attached page for delivery instructions.

X

	Signature	Date

X

	Joint Account Holder/Authorized Individual’s Signature	Date
For Internal Branch Use Only
Liquidations
1.	Check with the client to determine if any assets require liquidation.

2.	If liquidations are requested, ask the client to contact the branch operations manager at previous firm with verbal instructions or send the Liquidation Letter (BMKT3423) to the same person. Verbal instructions generally result in fewer delays in the transfer process. PLEASE DO NOT SEND LIQUIDATION INSTRUCTIONS TO THE ACCOUNT TRANSFER DEPT. Always follow up the next day to ensure receipt and execution of liquidation request.
ACAT versus Non-ACAT — The transfer is an ACAT transfer if both of the following conditions are met: the entire account is to be transferred and the delivering firm is ACAT-eligible.
Account is transferring via:    ☐ ACAT    ☐ Non-ACAT. If ACAT or Non-ACAT, the branch should process the transfer and retain the paperwork.
All Account Transfer procedures are available on InfoNet.
Authorization (UBS Financial Services Inc. completes).
To the prior trustee or custodian: Please be advised that UBS Financial Services Inc. will accept the above-captioned account as successor custodian.

X

	Successor Custodian/Trustee Authorized Signature	Date

CL-XFR (Rev. 5/05)	16	©2005 UBS Financial Services Inc. All rights reserved. Member SIPC.

UBS Financial Services Inc.
Client Agreement
BY SIGNING THE ACCOUNT APPLICATION, I UNDERSTAND, ACKNOWLEDGE AND AGREE:
A.	that UBS Financial Services does not provide legal or tax advice;

B.	that in accordance with the last paragraph of the Master Account Agreement entitled “Arbitration” I am agreeing in advance to arbitrate any controversies which may arise with, among others, UBS Financial Services in accordance with the terms outlined therein;

C.	if my account is established with margin, that pursuant to the Master Account Agreement, certain of the securities in my account may be loaned to UBS Financial Services or to others;

D.	if I have not selected any RMA features, I understand that I will be opening a Basic Investment account and will be bound by the terms and conditions of the Master Account Agreement;

E.	if I have selected any RMA features, I understand that an annual service fee will be charged as described in the RMA Fee section of the Master Account Agreement;

F.	that I understand UBS Financial Services will not supply my name to issuers of any securities held in my account so I will not receive information regarding those securities directly from the issuer, but rather will receive information from UBS Financial Services instead, unless I notify UBS Financial Services in writing otherwise;

G.	that I have received and read a copy of the Client Agreement and the Master Account Agreement and agree to be bound by the terms and conditions contained therein (which terms and conditions are hereby incorporated by reference);

H.	that, if eligible, I have received and read a copy of the UBS Financial Services Deposit Sweep Program Disclosure Statement;

I.	that, upon execution of the Account Application and Client Agreement, I will have supplied all of the information requested in the Account Application and I declare it as true and accurate and further agree to promptly notify UBS Financial Services in writing of any material changes to any or all of the information contained in the Account Application including, but not limited to, information relating to my financial situation or investment objectives;

J.	that I have received a copy of, read and understand the “Account Information” booklet which contains, among other things, UBS Financial Services’ Privacy Statement, Statement of Credit Practices describing interest charges, the Bill Payment and Electronic Funds Transfer Services Agreement, Instructions for W-9 Preparation, Selected Fee & Charges and other important information regarding my account and relationship with UBS Financial Services, which booklet and terms and conditions (other than the Privacy Statement) are incorporated herein by reference;

K.	that, if I elected the Electronic Funds Transfer Service as contained herein, I authorize (a) UBS Financial Services and its processing institution (the “Processing Bank”) to initiate the types of transactions indicated in the Description of the Electronic Funds Transfer Service section of the Account Information booklet, and adjustments for any entries made in error, to or from my account(s) as contained herein, and authorize the depository(ies) named on my bank account(s) or UBS Financial Services to debit and/or credit the same to my bank accounts) ; (b) the Processing Bank and my bank to comply with any instructions regarding electronic fund transfers between this RMA, my bank account, and/or other accounts with UBS Financial Services provided that such instructions are given to UBS Financial Services with my PIN/Password and (c) UBS Financial Services, the Processing Bank and my bank to make changes and/or cancellations requested by me.
MASTER ACCOUNT AGREEMENT
Introduction
This agreement (“Agreement”) contains the terms and conditions governing Client’s brokerage Account with UBS Financial Services Inc. opened herewith and any other accounts of the Client opened by UBS Financial Services in connection with an assignment of this Agreement or otherwise (the “Account”). Clients who establish an account in one of our Investment Consulting Services programs will be required to execute additional applications and agreements. Those documents supplement this brokerage agreement and all, collectively, govern your relationship with UBS Financial Services. Terms used in this Agreement shall be defined as follows:
•	“Application” means this Agreement and one of the application forms entitled “Account Application and Agreement for Individuals and Custodial Accounts,” “Account Application and Agreement for Trust and Estate Accounts,” “Account Application and Agreement for Organizations and Businesses,” “Account Services Selection,” “Business/Trust New Account Form,” “IRA Application and Adoption Agreement,” “403(b)(7) Custodial Account Application and Agreement,” “Account Application and Agreement for ERISA Plans,” “Participant Account Application and Agreement for ERISA Plans,” or “Coverdell Education Savings Account Application and Adoption Agreement” signed by Client and containing Client’s acknowledgement of receipt and review of this Agreement.

•	“Card Issuer” means the issuer of Platinum MasterCard® or MasterCard BusinessCard® appointed by UBS Financial Services from time to time.

•	“Cashfund” means UBS Cashfund, Inc. as more fully described in the prospectus of UBS Cashfund, Inc.

•	“Check Provider” means, as applicable, the provider or processor of RMA® checks appointed by UBS Financial Services from time to time.

•	“Client” means each person, entity, trust or estate, sole proprietor, organization, or business designated on the Application as the “Sole Owner/Minor/Primary Account Holder/ Individual/Trust/Estate,” “Joint Account Holder/Parent/Guardian/Committeeman/ Conservator/Trustee/Executor/Administrator,” or each person signing the application, and each beneficiary of an IRA or 403(b)(7) entitled to receive assets from the IRA or 403(b)(7) upon the death of the Account Holder. For ERISA Plans, the term “Client” means the plan sponsor, the trustees, fiduciaries, and also any plan participants and beneficiaries responsible for directing the investments in the Account.

•	“Custodial Agreement” means, as applicable, the IRA custodial agreement approved by the Internal Revenue Service applicable to the Account with respect to which Client has acknowledged receipt and his or her agreement or the 403(b)(7) custodial agreement applicable to the account with respect to which Client has acknowledged receipt and his or her agreement.

•	“Deposit Accounts” means interest-bearing FDIC-insured deposit accounts at UBS Bank USA.

•	“Deposit Account Sweep Program” means the UBS Financial Services deposit account sweep program through which free cash balances in eligible securities accounts at UBS Financial Services will be automatically deposited into Deposit Accounts. The Deposit Account Sweep Program is available only for Eligible Participants.

•	“Disclosure Documents” collectively refers to the booklet entitled “Account Information” (hereinafter referred to as the “Account Information booklet”), the prospectuses of the Funds, the Cashfund prospectus and the offering documentation for the Other Sweep Options, the UBS Financial Services Deposit Account Sweep Program Disclosure Statement, and, if applicable, the Disclosure Statement for IRAs.

•	“Eligible Participants” means individuals, trusts (providing that the all beneficiaries of the trust accounts are natural persons or nonprofit organizations), sole proprietors and governmental agencies. Custodial accounts are also Eligible Participants if each beneficiary thereof is an Eligible Participant. Eligible Participants do not include Clients that are (a) non-profit organizations, including organizations described in sections 501(c)(3) through (13) and (19) of the Internal Revenue Code of 1986, as amended, (b) estates, (c) enrolled in UBS Financial Services Investment Consulting Services programs (other than InsightOneSM and PACESM1 accounts and Employee Self Directed Accounts), (d) not resident in the United States or (d) that are retirement plans qualified under Section 401(a) or Section 403(b)(7) of the Internal Revenue Code of 1986, as amended, or under any other employee retirement or welfare plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

•	“ERISA Plan” means a qualified plan account subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

•	“FDIC” means the Federal Deposit Insurance Corporation.

•	“Funds” means one or more of the RMA money market funds as more fully described in the prospectus of the UBS RMA Funds.

•	“Individual Retirement Accounts” means Traditional, SIMPLE, or Roth IRA accounts.

•	“Other Sweep Options” means such other

[1]	Only free cash balances that are non-PACE assets are eligible to be swept under the Deposit Account Sweep Program.

UBS Financial Services Inc.
applicable sweep investment options as may be offered from time to time.

•	“Property” includes, but is not limited to, securities, money, stocks, options, bonds, notes, futures contracts, commodities, commercial paper, certificates of deposit and other obligations, contracts, all other property usually and customarily dealt in by brokerage firms and any other property that can be recorded in any of Client’s accounts with UBS Financial Services.

•	“Retirement Money Fund” means the UBS Retirement Money Fund, as more fully described in the prospectus of the UBS Retirement Money Fund.

•	“RMA” means Resource Management Account®. RMA’s features are more fully described in the Account Information booklet.

•	“Securities Intermediary” means: 1) a clearing corporation; or 2) a person, including a bank or broker, that in the ordinary course of business maintains securities accounts for others and is acting in that capacity, as such terms are interpreted under Section 8-102(a)(14) of the Uniform Commercial Code, as in effect in the State of New York from time to time (“UCC”).

•	“UBS Bank USA” means UBS Bank USA, a Utah industrial bank, an affiliate of UBS Financial Services Inc. and a wholly-owned subsidiary of UBS AG.

•	“UBS Financial Services” means UBS Financial Services Inc., its successor firms, subsidiaries, correspondents and/or affiliates, including without limitation, its parent company, UBS AG, and/or its clearing broker, UBS Financial Services Inc., and all other subsidiaries and affiliates.

•	“UBS Financial Services BSA” means Business Services Account BSA®. UBS Financial Services Inc. BSA’s features are more fully described in the Account Information booklet.
Important Information About UBS Bank USA Deposit Sweep Program
Basic Investment Accounts of Eligible Participants automatically default to the Deposit Account Sweep Program. Resource Management Accounts and UBS Financial Services BSA Accounts of Eligible Participants automatically default to the Deposit Account Sweep Program unless Client selects one of the other sweep options available. Clients should review the UBS Financial Services Deposit Account Sweep Program Disclosure Statement carefully before selecting their sweep option and should note the following:
The Deposit Accounts are insured by the FDIC to a maximum of $100,000 (for individual accounts) or $200,000 (for joint accounts) (in each case, including principal and interest) for the total amount of all Deposit Accounts held in each recognized legal capacity (for example, individual accounts, joint accounts, certain retirement accounts, etc.). If you have multiple accounts at UBS Financial Services held in the same recognized legal capacity that sweep into the Deposit Accounts, once those accounts exceed, as applicable, $100,000 or $200,000 in the aggregate, then your aggregate funds on deposit with UBS Bank USA will exceed FDIC insurance coverage limits. UBS Financial Services is not responsible for any insured or uninsured portion of the Deposit Accounts.
UBS Financial Services is a member of the Securities Investor Protection Corporation (“SIPC”). SIPC provides protection for your account(s) at UBS Financial Services up to $500,000, including $100,000 for free cash balances in the unlikely event that UBS Financial Services fails financially. The SIPC asset protection limits apply, in the aggregate, to all accounts that you hold in a particular capacity. The Funds, Cashfund and Other Sweep Options are not bank accounts and balances held therein are not protected by the FDIC. However, balances in the Funds, Cash-fund and Other Sweep Options are covered by SIPC and the supplemental insurance obtained by UBS Financial Services for its clients’ benefit. See the Account Information booklet and the Disclosure Statement for more information regarding SIPC protection.
UBS Bank USA, UBS AG and UBS Financial Services Inc. may receive substantial financial benefits for activities related to the Deposit Accounts.
Please see the UBS Financial Services Deposit Account Sweep Program Disclosure Statement for details.
BASIC INVESTMENT ACCOUNT AGREEMENT
Authorization
If Client did not choose any RMA or UBS Financial Services BSA features on the Application or is opening an Individual Retirement Account, Coverdell Education Savings Account, or 403(b)(7) Account, Client hereby requests that UBS Financial Services open a Basic Investment Account in Client’s name. Client understands that the request to open the Account is subject to the receipt of a signed Application and the approval of UBS Financial Services. Client will automatically be considered for margin unless Client has indicated on the Application Client’s election not to be considered for margin or Client has requested the opening of an Account for which UBS Financial Services Inc. does not extend margin (e.g., Individual Retirement Account, ERISA Plan, Coverdell Education Savings Account, 403(b)(7) Account, UGMA, UTMA, Estate or 529 Plan Account). UBS Financial Services may at any time, with or without cause, in its sole discretion, terminate this Agreement and deliver any Property held in the Account to Client, subject to UBS Financial Services’ rights as described below under “Liquidation of Collateral or Account” and the Custodial Agreement included in the IRA Application and Adoption Agreement, 403(b)(7) Custodial Account Application and Agreement, and Coverdell Education Savings Account Application and Agreement.
Basic Investment Accounts of Eligible Participants automatically default to the Deposit Account Sweep Program (without limit if no limit is selected). If Client is not an Eligible Participant, the available funds of Client will automatically sweep into Cashfund or, if applicable, Retirement Money Fund. If Client has chosen a limit for the Deposit Account Sweep Program, available balances in excess of such limits will automatically be invested in Cashfund or Retirement Money Fund (Individual Retirement Account or Coverdell Education Savings Account only).
Client hereby authorizes UBS Financial Services to invest or “sweep” available credit balances, for which no interest is otherwise earned or paid, in the Account into the Deposit Accounts, Cashfund, or, if applicable, Retirement Money Fund depending upon whether or not Client is an Eligible Participant, and subsequently liquidate any such Cashfund or, if applicable, Retirement Money Fund shares or Deposit Account balances so purchased or deposited at such times, and for such periods of time as UBS Financial Services may decide in its sole discretion. If Client is an Eligible Participant and has chosen a limit for the Deposit Account Sweep Program or if Client is not an Eligible Participant, Client must open Client’s fund account with an initial investment of $1,000 or more and the following terms shall apply: (a) once Client’s fund account is opened, all free cash credit balances (that is, immediately available funds) of $500 or more in the Account (including proceeds from securities Client has sold) or that exceed the chosen limit, as applicable, are automatically invested in the fund on a daily basis; (b) these purchases are made daily for settlement the next business day; and (c) all remaining free credit cash balances of $1 or more in the Account or that exceed the chosen limit, as applicable, are invested in fund shares on the next to last business day of each month for settlement on the last business day of that month. If Client is an Eligible Participant, Client’s free cash credit balances in the Account will be automatically deposited into the Deposit Accounts pursuant to the terms set forth in the UBS Financial Services Deposit Account Sweep Program Disclosure Statement. In any case, such sweeps shall be made pursuant to UBS Financial Services’ then applicable policies and procedures, which may be amended from time to time, and are subject to the terms of, as applicable, the UBS Financial Services Deposit Account Sweep Program Disclosure Statement or the prospectus for the applicable money market fund or Other Sweep Option, which may also be amended from time to time. Prior to any sweep into the Deposit Accounts, a money market fund or Other Sweep Option, UBS Financial Services may receive certain benefits in connection with any credit balances to which Client will not be entitled. Client acknowledges that Client has received and read the Disclosure Documents.
If Client is an ERISA Plan, it is required to select a money market fund sweep feature or Other Sweep Option. If no money market fund sweep feature or Other Sweep Option is selected, Client authorizes UBS Financial Services Inc. to sweep available credit balances into the UBS Retirement Money Fund subject to the terms and conditions contained in the prospectus which is provided to Client upon opening the Account. If Client affirmatively elects not to have a sweep feature, there will be no automatic sweep from the Account and credit balances will not earn an investment return.
This authorization shall remain in full force and effect until a reasonable time following the receipt by UBS Financial Services’ of written notice of revocation.

UBS Financial Services Inc.
RESOURCE MANAGEMENT ACCOUNT / BUSINESS SERVICES ACCOUNT BSA AGREEMENT
Authorization
If Client selects a Resource Management Account (RMA) or UBS Financial Services BSA on the Application, Client thereby requests that UBS Financial Services provide the selected RMA or UBS Financial Services BSA features to this Account. Trust account clients may opt for the Personal Trust Account (PTA) which is an RMA for trust accounts and hereafter deemed included in references to “RMA.” Client understands and agrees that if Client currently has an account with UBS Financial Services, it will be converted into an RMA or UBS Financial Services BSA, if such RMA or UBS Financial Services BSA features or services are selected for this account and Client is eligible for one or more of such features or services. Client authorizes UBS Financial Services to redeem automatically any shares of Cashfund, the Retirement Money Fund and any other money market fund or similar mutual fund shares Client holds in the account and to invest the proceeds as provided in the section of this Agreement entitled “Sweep Options” below.
Client understands and agrees that Client’s request to open an RMA or UBS Financial Services BSA is subject to approval by UBS Financial Services in its sole discretion. If approved, UBS Financial Services will open Client’s RMA or UBS Financial Services BSA after receipt by UBS Financial Services of a signed Application and, if applicable, a completed section for checks and Platinum MasterCard or MasterCard BusinessCard and/or margin if Client selected such features. Certain of the services may be subject to limitations on their availability as required by law, regulation, rule or UBS Financial Services’ policies. Client will automatically be considered for margin unless Client has indicated on the Application their election not to be considered for margin or Client has requested the opening of an Account for which UBS Financial Services Inc. does not extend margin (e.g., an Individual Retirement Account, ERISA Plan, Coverdell Education Savings Account, 403(b)(7) Account, UGMA, UTMA, Estate or 529 Plan Account). By signing the Application, Client acknowledges that Client has received and read the Disclosure Documents.
Client’s authorization shall remain in full force and effect until a reasonable time following the receipt by UBS Financial Services of written notice of revocation.
Sweep Options
Resource Management Accounts and UBS Financial Services BSA accounts of Eligible Participants automatically default to the Deposit Account Sweep Program (without limit if no limit is selected) unless Client affirmatively elects a tax-free Fund (that is, California Municipal Fund, New Jersey Municipal Fund, New York Municipal Fund or Tax-Free Fund) on the Application (the “Primary Sweep Option”).
If Client is not an Eligible Participant and does not affirmatively elect a Fund on the Application, available funds will be automatically swept into the Money Market Portfolio, except for ERISA Plans which sweep into Retirement Money Fund.
If Client has chosen a limit for the Deposit Account Sweep Program, available balances in excess of such limits will automatically be invested in the Funds or Other Sweep Options selected on the Application.
Client hereby authorizes UBS Financial Services to invest or “sweep” available credit balances, for which no interest is otherwise earned or paid, in the Account into the Deposit Accounts, or the Funds, or Other Sweep Option selected on the Application, depending upon whether or not Client is an Eligible Participant, or if Client has elected a tax-free Fund, as instructed in the Application, and subsequently liquidate any such Primary Sweep Option shares so purchased or withdraw Deposit Account balances at such times, and for such periods of time as UBS Financial Services may decide in its sole discretion.
Additionally, Client authorizes UBS Financial Services to make withdrawals in accordance with the terms of the Disclosure Documents. Client agrees that UBS Financial Services has the right to withhold any redemption, liquidation or withdrawal proceeds or other payments from Client’s Account until all funds placed on account in Client’s Account have been collected. The collection periods are set forth in the Disclosure Documents.
Client acknowledges that UBS Financial Services may delay acting on Client’s instructions or effecting payments until Client’s Account contains funds sufficient to meet Client’s obligations.
Check Writing Privilege
If Client selects the check writing feature on the Application, Client may write checks or authorize drafts against an RMA or UBS Financial Services BSA checking account serviced by the Check Provider. Client may use these checks only in conjunction with Client’s RMA or UBS Financial Services BSA and only up to amounts within the Account’s “Withdrawal Limit” as defined in the Disclosure Documents. Client authorizes UBS Financial Services to reimburse the Check Provider in federal funds when checks or drafts are presented to the Check Provider and to automatically debit Client’s RMA or UBS Financial Services BSA on the day of payment to the Check Provider. Client agrees to have sufficient assets in Client’s RMA or UBS Financial Services BSA on the day UBS Financial Services receives notification for payment from the Check Provider of payment of a check as well as on the day Client writes the check. Client understands that the checks may be used in the same manner and are subject to the normal procedures, rules and regulations as regular checks payable at the Check Provider. Client hereby authorizes the Check Provider to honor checks (a) bearing a signature with an approved first name, a middle initial or a name deleted or added if the Check Provider otherwise reasonably believes the signature to be authorized and (b) bearing only one signature unless Client instructs the Check Provider in writing that multiple signatures are required. Further, Client authorizes the Check Provider to honor unsigned drafts presented by third parties based on a signed separate written authorization from Client to any such third party.
Platinum MasterCard(s)/MasterCard BusinessCard
If Client selects a Platinum MasterCard or MasterCard BusinessCard debit card (each, a “Card”) on the Application, Client must also apply to the Card Issuer in order to receive the Card. Cards are not permitted where the Client is an estate, trust, custodial, Individual Retirement Account, ERISA Plan, Coverdell Education Savings Account, 529 Plan, or 403(b)(7) Account. If approved for a Card, Client authorizes UBS Financial Services and the Card Issuer to effect Card transactions in the manner described in the Disclosure Documents.
Client understands that the Card is a debit card and will allow Card transactions to the “Withdrawal Limit” (as described in the Disclosure Documents). Client agrees to have sufficient available assets to make payment in full for Card transactions as they become available and understands that if sufficient assets are not available to cover Card transactions, the Card Issuer may suspend and then cancel Client’s Card. Client agrees that the use of any Card in connection with Client’s RMA or UBS Financial Services BSA will also be governed by the terms and conditions contained in the Cardholder Agreement set forth in the Account Information booklet.
By accepting a Card, Client agrees that Client will not dispose of Client’s assets in Client’s RMA or UBS Financial Services BSA or any other account Client may have with UBS Financial Services, if such disposal will negatively affect Client’s ability to pay for Card transactions. Client understands and agrees that UBS Financial Services has the right to apply assets in any of Client’s accounts with UBS Financial Services to pay debts incurred on Client’s Card or to pursue any other assets of Client to pay debts incurred on Client’s Card.
Limitations
Client agrees that Cards or checks issued in connection with Client’s RMA or UBS Financial Services BSA cannot be used to purchase securities or any other products or services available through UBS Financial Services. Client further understands and agrees that UBS Financial Services may request and the Card Issuer and Check Provider may provide UBS Financial Services with copies of checks and/or Card and bill payment drafts processed from Client’s RMA or UBS Financial Services BSA.
RMA/Business Services Account BSA Fees
Client will pay UBS Financial Services an annual service fee. Client understands that the annual fee is $125 for Client’s RMA and $150 for UBS Financial Services BSA. The annual service fee and any other fees are subject to change by UBS Financial Services at any time. Client will also pay UBS Financial Services brokerage fees for all securities transactions.
Client will pay the Check Provider and/or UBS Financial Services customary fees for check orders, specially imprinted checks, stop payment orders, copies of checks more than one month old, checks returned for insufficient funds and the fees associated with the Bill Payment service and Electronic Funds Transfer service, if applicable. Client authorizes UBS Financial Services to

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charge the annual service fee and to charge Client’s RMA or UBS Financial Services BSA for all other fees owed by Client.
UBS Financial Services reserves the right to begin to impose charges for utilization of RMA or UBS Financial Services BSA features beyond the annual fee at any future date.
Payments
Client authorizes UBS Financial Services to pay from the Withdrawal Limit in Client’s RMA or UBS Financial Services BSA all debts incurred by Client to UBS Financial Services, the Card Issuer or the Check Provider in connection with RMA or UBS Financial Services BSA services as set forth in the “Payments” section of the Account Information booklet. Debts include, but are not limited to, the amounts Client owes to UBS Financial Services for securities purchases, RMA or UBS Financial Services BSA Account fees, drafts, fees for federal fund wires, customary transactional and brokerage fees as well as interest Client may owe UBS Financial Services as a result of margin calls and/or loans in any of Client’s accounts with UBS Financial Services. Debts also include any Card transactions, Bill Payment service transaction debits, Electronic Funds Transfers, drafts or check charges, or any other means by which Client authorizes a third party to debit any of Client’s accounts with UBS Financial Services (in the case of the Card Issuer or Check Provider limited, however, to the amount of the Withdrawal Limit). This is in addition to, and not in any way limiting, any other rights UBS Financial Services may have, including without limitation, under the heading “Security Interest” of the General Terms and Conditions hereof.
MARGIN AGREEMENT
Authorization
Client will automatically be considered for margin unless Client has indicated on the Application that Client does not wish to be considered for margin or Client has requested the opening of an Account for which UBS Financial Services Inc., which provides margin services for UBS Financial Services clients, does not extend margin (e.g., an Individual Retirement Account, ERISA Plan, Coverdell Education Savings Account, 403(b)(7) Account, UGMA, UTMA, Estate or 529 Plan Account). For Managed Account programs, margin is not permitted unless expressly approved by UBS Financial Services. If Client is adding services to an existing Account that has margin, the margin feature will automatically apply to Clients upgraded Account. Client acknowledges that UBS Financial Services will receive increased compensation in connection with the Account from Client’s use of margin borrowing. In return for UBS Financial Services’ extension or maintenance of credit in connection with this Account, Client acknowledges that UBS Financial Services and its successors and assignees are authorized in the usual course of business to lend, relend, hypothecate, pledge or repledge separately or together with property of others, either to UBS Financial Services or to others, any Property which UBS Financial Services may carry for Client on margin or until such time as payment is received for any such Property. Due to industry regulations, in certain circumstances, such loans may limit, in whole or in part, Client’s ability to exercise voting rights of the securities lent. UBS Financial Services will determine which Client’s voting rights are limited via an impartial lottery allocation system. Therefore, in some cases, Client may receive proxy materials indicating voting rights for a fewer number of shares than are held in Client’s Account, or Client may not receive any proxy materials. Client agrees to participate in the lottery allocation system and to be bound by its results. In connection with such loans and in connection with securities loans made to Client in connection with short sales, UBS Financial Services is authorized to receive and retain certain benefits (including, but not limited to, interest on collateral posted for such loans) to which Client will not be entitled. Client’s authorization of a margin feature shall remain in full force until UBS Financial Services receives written notice of revocation.
Margin Requirements
Client agrees to maintain in the Account such positions and margin as required by all applicable statutes, rules, regulations, procedures and customs or as UBS Financial Services deems necessary or advisable, and where applicable, to satisfy any and all margin calls issued in connection with the Account.
Risk
Client understands that there are substantial risks involved in trading securities on margin, especially in periods of market volatility. When Client buys on margin, losses can increase significantly just as gains can increase. A decline in the value of the securities securing your margin loan may require Client to deposit additional funds into the Account. Unlike a cash trade, when a trade is done on margin, losses can exceed the amount of capital Client committed to the trade. If Client fails to promptly meet a margin call, and under certain other circumstances, UBS Financial Services can, among other things, force the sale of securities in the Account without notifying Client, and Client may have to sell the securities at unfavorable prices. For small transactions, the costs involved in utilizing margin may outweigh any benefit to Client. Please review carefully the disclosure document entitled “Loan Disclosure Statement—Risk Factors You Should Consider Before Using Margin or Other Loans Secured by Your Securities Accounts” included with the Application for a detailed discussion of the risks involved with the use of margin.
Liquidation and Covering Positions
UBS Financial Services shall have the right, at any time and without prior notice, to satisfy a margin call or to obtain full payment of the margin loan, all without demand for margin or additional margin, other notice of sale or purchase, or other notice of advertisement. To satisfy a margin call or to obtain full payment of the margin loan, UBS Financial Services shall have the right in accordance with UBS Financial Services’ general policies regarding UBS Financial Services’ margin maintenance requirements then in existence (or, if in its discretion UBS Financial Services considers it necessary for Client’s or UBS Financial Services’ protection; or, in the event of a petition in bankruptcy, or for the appointment of a receiver, is filed by or against Client, or an attachment is levied against any account with UBS Financial Services or in the event of Client’s death or dissolution) to (i) require additional collateral, (ii) sell any or all Property in any of Client’s accounts with UBS Financial Services, whether carried individually or jointly with others, (iii) buy any or all Property which may be held short in the Account, (iv) cancel any open orders and close any or all outstanding contracts or (v) liquidate any of Client’s accounts with UBS Financial Services. Any such sales or purchases may be made at UBS Financial Services’ discretion on any exchange or other market where such business is usually transacted, or at public auction or private sale, and UBS Financial Services may be the purchaser for UBS Financial Services’ own account. UBS Financial Services shall not be responsible for losses incurred by Client if UBS Financial Services sells Client’s Property or positions, irrespective of whether or not UBS Financial Services notifies Client of a margin call giving rise to such sale. UBS Financial Services may at any time, and in its sole discretion, subject to applicable rules and regulations, amend the requirements applicable to Client’s margin account, including changing the level of credit available to Client and applicable maintenance requirements. It is understood that a prior demand, or call, or prior notice of the time and place of such sale or purchase shall not be considered a waiver of UBS Financial Services’ right to sell or buy without demand or notice as herein provided. In addition, as set forth in “Liquidation of Collateral or Account” below, UBS Financial Services may satisfy any and all amounts that Client owes in connection with the Account from any or all Property held in the Account or in any other account Client may have with UBS Financial Services.
AGREEMENT FOR JOINT ACCOUNTS
The form of ownership selected for your Account may have significant legal consequences. Any references to a particular form of joint ownership contained in the Application or other Account documentation are for convenience only and Client should not rely on the reference as meaning such form of ownership is recognized in a particular state or otherwise appropriate for Client.
If Client needs information about what form of ownership is appropriate for Client, Client should consult Client’s tax or legal advisor. UBS Financial Services and its employees do not give tax or legal advice. If the Application includes an election for a Joint Account, Client requests and instructs UBS Financial Services to open an account (the “Joint Account”) on UBS Financial Services’ books for the purchase and sale of stocks, bonds, options and other securities, evidences of indebtedness and commodities. Client agrees that any and all controversies which may arise between Client and UBS Financial Services are subject to the arbitration and governing law clauses contained herein. See “Applicable Law” and “Arbitration” below.
Any individual Client who is a Joint Account Holder has full power and authority to make purchases and sales, including short sales (if the Client has authorized margin), to withdraw any and all Property from, or to do anything else in reference to the Joint Account, either individually or in Clients’ joint names, and UBS Financial Services, the Card Issuer and the Check Provider

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are authorized and directed to act upon instructions received from any individual Client and to accept payment and securities from any individual Client for the credit of the Joint Account. In consideration of UBS Financial Services carrying a Joint Account on margin or otherwise, each Client agrees to be jointly and severally liable for the Joint Account and in connection with any transaction in the Joint Account and to pay on demand any debit balance or losses at any time due in the Joint Account. Any and all notices, communications, or any demands for margin calls sent to any individual Client shall be binding upon all, and may be given by mail or other means of communication. UBS Financial Services, in its sole discretion, may at any time demand payment on any debit balance or losses, irrespective of when due, in the Joint Account, suspend all activity in the Joint Account pending instructions from a court of competent jurisdiction or require that instructions pertaining to the Joint Account or the property therein be in writing signed by both or all Clients. The individual authority of each individual Client to act in connection with the Joint Account shall continue until a reasonable time after UBS Financial Services receives written notice from any individual Client closing the Joint Account.
Each Client agrees to indemnify and hold UBS Financial Services, Cashfund, the Primary Sweep Option or the RMA Money Market Portfolio, as applicable, and the Card Issuer and Check Provider harmless from and against any losses, causes of action, damages and expenses arising from or as a result of UBS Financial Services or the Card Issuer or Check Provider following the instructions of any of the Clients.
GENERAL TERMS AND CONDITIONS
Client Representation
The individual(s) signing the Application represent(s) to have reached the age of majority according to the laws of the state of Client’s residence and according to the laws of the State of New York or if the individual(s) is signing on behalf of an organization, he/she/it has the authority to execute this Agreement. Client represents that it is duly authorized to conduct business in the jurisdiction from which it transacts business. Client agrees to abide by UBS Financial Services’ policies, and the Rules and Regulations as set forth below. Client will notify UBS Financial Services promptly if Client is or becomes employed by any of the following: any exchange or any corporation of which any exchange owns a majority of the capital stock; any member or firm registered on any exchange; any bank, trust company, insurance company; or any company or individual dealing, either as broker or principal, in stocks, bonds or any other securities, commodities, commercial paper or other financial instruments or assets. Except as provided for, or disclosed, in this Agreement, no one other than Client has or will have an interest in the Account unless and until UBS Financial Services is notified in writing by Client, and under such circumstances until UBS Financial Services Inc., UBS Financial Services’ clearing firm, agrees to continue to carry the Account. Client understands that UBS Financial Services is prohibited under the National Association of Securities Dealers (NASD) Free Riding and Withholding Interpretation from selling securities in certain public offerings to persons restricted by such rules. Unless Client has so described on the Application, Client is not presently so restricted, and if Client is or becomes so restricted, Client agrees to notify UBS Financial Services promptly. Client (or where Client is not a natural person, each of the individual(s) signing the Application) represents that he, she or it has and will have all necessary licenses, authorizations, consents, approvals (and if Client is not an individual, powers in its authorization papers) to enable Client to effect all transactions in investments under the Terms and Conditions of this Agreement. The individual(s) signing the Application further represents and warrants that if Client is a corporation, limited liability company, partnership, sole proprietorship, foundation/charitable organization, ERISA Plan, custodian, conservator, guardian, executor or trustee, each of such individuals or entities signing on behalf of Client have the authority to open this Account on behalf of Client and to conduct transactions on behalf of Client, including without limitation, transactions involving the remittance or withdrawal of cash or other Property to or from an account and transfers/distributions from the Account by check, automatic fund transfer, debit card (if used) or otherwise to such individuals or entities and others.
Subject to any applicable financial privacy laws and regulations, Client understands and agrees that data regarding Client and the Account may be shared with UBS Financial Services’ affiliates. Further, subject to any applicable financial privacy laws and regulations, Client requests that UBS Financial Services share such personal financial data with the Card Issuer and Check Provider and other non-affiliates of UBS Financial Services as is necessary or advisable to effect, administer or enforce, or to service, process or maintain, all transactions and accounts contemplated by this Agreement. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information and/or documentation that identifies each person who opens an account. What this means for you: When you open an account, we will ask for your name, address, date of birth and other information that will allow us to identify you. We may also ask to see your driver’s license or other identifying documents. We may also screen your name against various databases to verify your identity. In the event that UBS Financial Services is unable to verify your identity, UBS Financial Services shall have the right, at any time and without prior notice, to (i) sell any or all Property in any of your accounts with UBS Financial Services, whether carried individually or jointly with others, (ii) buy any or all Property which may be held short in your account, (iii) cancel any open orders and close any or all outstanding contracts, (iv) liquidate any of your accounts with UBS Financial Services, or (v) distribute the assets in your Account to you. UBS Financial Services shall not be responsible for losses you incur if UBS Financial Services sells your Property or positions, nor for taxable consequences of liquidating assets and/or distributing them to you.
Client authorizes UBS Financial Services to obtain a credit report or other credit references concerning Client (including, without limitation, making verbal or written inquiries concerning Client’s credit history) or to otherwise verify or update credit information given to UBS Financial Services at any time. Client authorizes the release of this credit report or other credit information to the Card Issuer and Check Provider or to UBS Financial Services affiliates as it deems necessary or advisable to effect, administer or enforce, or to service, process or maintain all transactions and accounts contemplated by this Agreement, and for the purpose of offering additional products, from time to time, to Client. Client authorizes UBS Financial Services to exchange Client information with any party it reasonably believes is conducting a legitimate credit inquiry in accordance with the Fair Credit Reporting Act. UBS Financial Services may also share credit or other transactional experience with Client’s designated UBS Financial Services Financial Advisor or other parties designated by Client.
For ERISA Plans, Trusts and Custodial Accounts
If Client is acting as executor, trustee, conservator, guardian or custodian, Client understands that it is a fiduciary on behalf of the beneficial owners of the Account and that Client has a fiduciary duty to use the services provided through the Account and related services and features for the benefit of his or her beneficial owners of the Account and not for his or her own benefit. Client acknowledges that he or she has made an independent determination that Account activity is suitable and appropriate for the beneficial owners of such Account and that the compensation to be received by UBS Financial Services in connection with the Account is reasonable. Client understands and agrees that this determination is solely the responsibility of Client and not UBS Financial Services.
Rules and Regulations
All transactions in the Account shall be subject to the constitution, rules, regulations and custom and usage of the exchange or market and its clearing agency, if any, on which such transactions are executed by UBS Financial Services or UBS Financial Services’ agents, including UBS Financial Services Inc. and other subsidiaries and affiliates. Such transactions are also subject, where applicable, to the provisions, rules and regulations of the Securities and Exchange Commission, the Commodity Futures Trading Commission, and the Board of Governors of the Federal Reserve System in existence at this time and as later amended and supplemented. Client acknowledges that UBS Financial Services is subject to examination by various federal, state and self-regulatory organizations and that books and records maintained by UBS Financial Services are subject to inspection and subpoena by these regulators and by federal, state, and local law enforcement officials. Client also acknowledges that such regulators and officials may, pursuant to treaty or other arrangements, in turn disclose such information to the officials or regulators of other countries, and that U.S. courts may be required to compel UBS Financial Services to disclose such information to the officials or regulators of other countries. Client agrees that

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UBS Financial Services may disclose to such regulators and officials information about Client and transactions in the Account without notice to Client. In addition, UBS Financial Services may in the context of a private dispute be required by subpoena or other judicial process to disclose information or produce documentation related to Client, the Account or other accounts at UBS Financial Services. Client acknowledges and agrees that UBS Financial Services reserves the right, in its sole discretion, to respond to subpoenas and judicial process as it deems appropriate.
Anti-Money Laundering
UBS Financial Services is firmly committed to compliance with all applicable laws, rules and regulations, including those related to combating money laundering. Client understands and agrees that Client must take all necessary steps to comply with the anti-money laundering laws, rules and regulations of Client’s country of origin, country of residence and the situs of Client’s transaction.
Liability
Client acknowledges and agrees that Client will be personally liable for any fees or other obligations accruing to UBS Financial Services under this Agreement and Client (including each joint account holder) hereby agrees to indemnify UBS Financial Services, Cashfund, the Other Sweep Options or the Funds as applicable, and the Card Issuer and the Check Provider against any losses arising from (a) any and all Account transactions effected or incurred by any person authorized to effect such transactions, including without limitation redemption of any shares of Funds, Other Sweep Options or Cashfund and any other money market fund and similar fund shares, deposits and withdrawals of funds from the Primary Sweep Option, use of the check writing privilege (including unsigned drafts presented by third parties), security transactions, Card transactions, Bill Payment Services and Electronic Funds Transfer Service transactions and (b) any debits, charges, fees or other obligations in the Account.
Client shall at all times be liable for the payment of any amounts advanced, any debit balances or other obligations owing in the Account and Client shall be liable to UBS Financial Services for any deficiency remaining in the Account in the event of liquidation thereof, in whole or in part, by either Client or UBS Financial Services. Additionally, Client agrees to be liable to UBS Financial Services for any accrued interest on any such amounts at UBS Financial Services’ then customary rate, if applicable, or otherwise the maximum rate allowable by law. Client further agrees to indemnify UBS Financial Services against any loss, cost, expense, liability or damages arising out of Client’s obligations hereunder. Client will be liable for the reasonable costs and expenses of collection (including attorney’s fees), for any unpaid losses, fees or other amounts owed by Client to UBS Financial Services or against which Client has indemnified UBS Financial Services under the preceding sentence. Client shall be liable for any and all losses, claims, damages, penalties, fines, settlements, costs, causes of action, debts, dues, sums of money, accounts, accountings, reckonings, acts, omissions, demands, obligations, actions, suits, proceedings, judgments, liabilities and expenses (including without limitation all expenses of litigation or preparation therefor, whether or not UBS Financial Services is a party thereto) which UBS Financial Services may pay or incur arising out of any claims by any person or entity in any way relating to this Account. Neither UBS Financial Services nor its officers, directors, employees or agents shall under any circumstances or for any reason have any liability to Client for any consequential damages arising out of this Agreement and/or any services provided pursuant to this Agreement. Client (and, in the case of a Joint Account, each individual Client) agrees that, in the event of the death of any Client, the survivor(s) or the estate shall immediately give UBS Financial Services written notice thereof, and UBS Financial Services may, before or after receiving such notice, take such actions, require such papers, inheritance or estate tax waivers or federal transfer certificates, retain such portion of the Account or any other account Client may have with UBS Financial Services and restrict transactions in the Account as UBS Financial Services may deem advisable to protect UBS Financial Services against any tax, liability, penalty or loss under any present or future laws or otherwise. Client’s estate and the Account shall be jointly liable for all costs (including reasonable attorney’s fees and costs) UBS Financial Services and/or the Card Issuer and the Check Provider may incur in connection with the disposition of the Account and related assets and liabilities in the event of Client’s death, disability or dissolution.
UBS Financial Services and/or the Card Issuer and the Check Provider shall be entitled to recover from a Joint Account or from any Client prior to any distribution of Property such costs as it may incur, including reasonable attorney’s fees, as a result of any dispute between the Clients relating to or arising from a Joint Account or occasioned by the death of one or more Clients holding a Joint Account.
The estate of any Client holding a Joint Account who shall have died shall be liable and the survivor shall continue to be liable, jointly and severally, to UBS Financial Services and/or the Card Issuer and/or the Check Provider for any net debit balance or loss in the Joint Account in any way resulting from the completion of the transactions initiated prior to receipt, by UBS Financial Services, of the written notice of the death of the decedent, or incurred in the liquidation of the Joint Account or the adjustment of the interests of the respective parties. The estate of the decedent and the survivor shall hereby jointly and severally agree to fully indemnify and hold harmless UBS Financial Services and the Card Issuer and the Check Provider from any liability for any taxes which may be owed in connection therewith or any claims by third parties.
If the Account is maintained with rights of survivorship, in the event of the death of either or any Client, all assets in the Account shall pass to and be vested in the survivor(s) on the same terms and conditions as previously held, without in any manner releasing the decedent’s estate from the liabilities herein.
Security Interest
As security for the payment of all liabilities or indebtedness presently outstanding or to be incurred under this or any other agreement between UBS Financial Services and Client, Client grants UBS Financial Services a security interest in any and all Property belonging to Client or in which Client may have any legal, equitable or other interest held by UBS Financial Services or carried in any of Client’s accounts with UBS Financial Services. All Property shall be subject to such security interest as collateral for the discharge of Client’s obligations to UBS Financial Services, wherever or however arising and without regard to whether or not UBS Financial Services made loans with respect to such Property. In enforcing UBS Financial Services’ security interest, UBS Financial Services shall have the discretion to determine the amount, order and manner of Property to be sold and shall have all the rights and remedies available to a secured party under the UCC. Without UBS Financial Services’ prior written consent, Client will not cause or allow any of the Property held in any of Client’s accounts with UBS Financial Services, whether now owned or hereafter acquired, to be or become subject to any liens, security interests, mortgages or encumbrances of any nature other than UBS Financial Services’ security interest therein.
Liquidation of Collateral or Account
UBS Financial Services may satisfy any and all amounts that Client owes UBS Financial Services in connection with the Account from Property held by UBS Financial Services or carried in any of Client’s accounts with UBS Financial Services. Additionally, UBS Financial Services may sell any or all Property held in any of Client’s accounts with UBS Financial Services and cancel any open orders for the purchase or sale of any Property without notice in the event of Client’s death or dissolution or whenever in UBS Financial Services’ discretion UBS Financial Services considers it necessary for its protection. In such events UBS Financial Services also may borrow or buy- in all Property held in any of Client’s accounts with UBS Financial Services required to make delivery against any sale effected for Client. Such sale or purchase may be public or private and may be made without advertising or notice to Client and in such a manner as UBS Financial Services may in its discretion determine. No demands, calls, tenders or notices by UBS Financial Services shall invalidate this waiver by Client. At any such sale UBS Financial Services may purchase the Property free of any right of redemption and Client shall be liable for any remaining deficiency in any of Client’s accounts with UBS Financial Services, plus any accrued interest on such deficiency at UBS Financial Services’ then customary rate, if applicable, or, if not applicable, the maximum rate allowable by law. UBS Financial Services shall not be liable to Client in any way for any adverse tax consequences resulting from a liquidation of appreciated collateral.
Orders, Executions, Deliveries, Settlements and Oral Authorizations
Any order which Client gives shall be binding upon Client, and Client’s personal representative(s) or authorized agents until UBS Financial Services receives notice of Client’s death, in the case of an individual, or dissolution, in the case of an entity. Such death or dissolution and

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notice will not affect UBS Financial Services’ right to take any action which UBS could have taken if Client had not died or been dissolved. Client agrees that UBS Financial Services shall incur no liability in acting upon oral instructions given to UBS Financial Services by Client or Client’s authorized agent concerning the Account. In giving orders to sell, Client will inform UBS Financial Services which sales are “short” sales and which are “long” sales. A “short” sale means any sale of a security not owned by the seller or any sale that is consummated by delivery of a borrowed security. The designation of a sale order as “long” is Client’s representation that Client owns the security, and if the security is not in UBS Financial Services’ possession at the time of the contract for sale, Client agrees to deliver it to UBS Financial Services by the settlement date. In case of non-delivery of a security, UBS Financial Services is authorized to purchase the security to cover Client’s position and charge any loss, commissions and fees to the Account. Client agrees that if UBS Financial Services fails to receive payment for securities purchased by Client, UBS Financial Services may, without prior demand or notice, sell securities or other Property held by UBS Financial Services in any of Client’s accounts with UBS Financial Services and any resulting loss may be charged to the Account. Client understands and acknowledges that securities can be traded in more than one marketplace. Unless Client directs that an order to purchase or sell securities be executed on a specified exchange or market and UBS Financial Services agrees to such execution, UBS Financial Services will, in its sole discretion, subject to applicable regulatory requirements and without prior notification to Client, execute the order on the over-the-counter market in any location or on any exchange, including a foreign exchange where such security is traded, either on a principal or agency basis.
Principal Transactions; Client/Firm Relationship
Client understands that UBS Financial Services Inc. may execute securities transactions in the Account acting as principal and expressly directs UBS Financial Services Inc. to enter into such principal transaction in any case where UBS Financial Services Inc. would execute such transactions as principal in the ordinary course of its business. Unless otherwise agreed to in writing, (1) Client agrees that UBS Financial Services Inc. shall have no authority or responsibility to act as a “fiduciary” as such term is defined in Section 3(21) of ERISA or Section 4975(e)(3) of the Internal Revenue Code, or to act as an “investment adviser” as such term is defined in Section 1.1 of the Investment Advisers Act of 1940, and (2) Client shall make its own independent decisions regarding investments in the Account.
Non-disclosure of Confidential and Material, Non-public Information
UBS Financial Services provides a variety of services to its customers. In connection with providing these services, employees of UBS Financial Services may from time to time come into possession of confidential and material, non-public information. Under applicable law, employees of UBS Financial Services are prohibited from improperly disclosing or using such information for their personal benefit or for the benefit of any other person, regardless of whether such other person is a customer of UBS Financial Services. UBS Financial Services maintains and enforces written policies and procedures that (1) prohibit the communication of such information to persons who do not have a legitimate need to know and (2) assure that UBS Financial Services meets its obligations to customers and otherwise remains in compliance with applicable law. Client understands and agrees that these policies and procedures are necessary and appropriate and recognizes that, in certain circumstances, employees of UBS Financial Services will have knowledge of certain confidential and material, non-public information which, if disclosed, might affect Client’s decision to buy, sell or hold a security, but that they shall be prohibited from communicating such information to Client. Client also understands and agrees that UBS Financial Services shall have no responsibility or liability to Client for failing to disclose such information to Client as a result of following its policies and procedures designed to provide reasonable assurances that it is complying with the law.
Non-U.S. Securities
If the Account contains securities issued by a non-U.S. issuer, Client acknowledges, to the extent UBS Financial Services Inc. is acting solely as a custodian with respect to such securities, that absent arrangements by either the issuer or Client with UBS Financial Services to the contrary regarding distribution of issuer communications, UBS Financial Services Inc. will not be obligated to distribute issuer communications to Client.
Restrictions on Trading
Client understands that UBS Financial Services may, in its sole discretion, with or without prior notice, prohibit or restrict trading of securities or substitution of securities in the Account and refuse to enter into any transactions with Client.
Deposits of Funds
All checks for deposit to the Account should be made payable to, or be endorsed to, UBS Financial Services Inc or to UBS Financial Services Inc. for the benefit of [Name of Client] and/or [Title of Account].
Electronic Transfer of Funds
When giving UBS Financial Services instructions to accept or transfer funds electronically to or from the Account to any bank or other entity, Client agrees to provide UBS Financial Services with an accurate name and account number designating the account to receive such funds. Client acknowledges that neither UBS Financial Services nor the bank or other receiving or transmitting entity is under any obligation to verify the identity of the beneficiary of the funds transfer and may rely exclusively upon the name or account number provided by Client. Client agrees to indemnify and hold UBS Financial Services harmless from and against any and all cost, expense, claims or liabilities arising from the provision by Client of an inaccurate name or account number. When accepting or transferring funds, neither UBS Financial Services nor the bank or other receiving or transmitting entity is under any obligation to determine whether the name and number provided by the Client refer to the same person or entity.
Transfer of Excess Funds; Exchange Rate Fluctuations
UBS Financial Services may transfer excess funds between any of Client’s accounts (including the Account) with UBS Financial Services (including commodity accounts) for any reason not in conflict with the Commodity Exchange Act or any other applicable law. If UBS Financial Services effects any transactions for Client requiring a foreign currency, any profit or loss as a result of a fluctuation in the applicable exchange rate will be charged or credited to the Account.
Principal, Interest and Dividend Payments
With respect to principal and interest payments on debt instruments, UBS Financial Services may credit the Account with principal and interest due on the payment dates and UBS Financial Services will be entitled to recover any such payments from Client if the same are not actually received by UBS Financial Services from the trustee or paying agent. Client acknowledges that interest will not be paid to Client on credit balances in the Account unless specifically agreed to by UBS Financial Services in writing. UBS Financial Services is not required to remit interest or dividends to Client on a daily basis.
Fees and Charges
Client understands that UBS Financial Services Inc. may impose various service charges and other fees relating to the Account (see “Selected Fees and Charges” in the Disclosure Documents) as well as charge commissions and/or other fees and charges for execution of transactions to purchase and sell securities, options or other Property, which amounts may include, but not be limited to, transaction fees (rounded to the nearest penny on each sale transaction); subscription fees for U.S. Government and Government agency issues; security transfer fees; insurance premiums, and other charges associated with the handling and transfer of securities, funds and assets. Client agrees to pay such charges, commissions and/or fees at UBS Financial Services Inc.’s then prevailing rates. Client also understands that such charges, commissions and/or fees may be imposed or changed from time to time without notice to Client, unless required by rules or regulations, and Client agrees to be bound thereby.
Unless the Account is for an Individual Retirement Account, ERISA Plan, 403(b)(7) Account, or Coverdell Education Savings Account that UBS Financial Services Inc. has investment discretion over or has agreed in writing to act as a “fiduciary” (as defined in Section 3(21) of ERISA or Section 4975(e)(3) of the Internal Revenue Code) to, UBS Financial Services will earn income (at prevailing market rates on overnight investments) on deposits and credits to the Account, until the cash balances are invested or swept into a money fund or Other Sweep Option. Once cash balances are credited to the Account (pursuant to the policies contained in the Account Information Booklet), they are generally invested in the applicable sweep option on

UBS Financial Services Inc.
the next business day (subject to any investment minimums for the sweep option, as provided in the applicable prospectus). Client agrees that the amount of income shall be part of UBS Financial Services Inc. compensation for services rendered with respect to the Account, which shall be separate from and in addition to compensation described in the applicable fee schedule for the Account. Client may be subject to an account transfer fee if Client instructs UBS Financial Services Inc. to transfer the Account. In addition, Client will be charged an administrative fee for the Account if it produces revenues below a minimum threshhold amount for the 12-month period ending each November 30. If this is an Individual Retirement Account, Client may be subject to an account transfer fee if Client instructs UBS Financial Services Inc. to transfer the Account. Client agrees to pay a late charge, to the extent permitted by law, if Client purchases securities on a cash basis and fails to pay for such securities by the settlement date. Any late charge UBS Financial Services Inc. may impose will be at the maximum rate of interest set forth in UBS Financial Services Inc.’s then current “Statement of Credit Practices” (which is found in the Disclosure Documents), if applicable, or otherwise at the maximum rate permissible by law, and may be charged from the settlement date to the date of payment, without regard to UBS Financial Services Inc.’s rights to sell the securities in accordance with this Agreement and applicable laws, rules and regulations. Client may obtain UBS Financial Services Inc.’s then current fees and charges by contacting Client’s Financial Advisor or the local branch office.
Interest Charges
All amounts advanced and other balances due shall be charged interest in accordance with UBS Financial Services’ usual custom, which may include the compounding of interest, including any increases in rates which reflect adjustments in, as applicable, UBS Financial Services’ Base Loan Rate (as such term is defined in the Statement of Credit Practices) or other reference rate (i.e., LIBOR Rate or Prime Rate) referred to in the applicable Statement of Credit Practices and such other charges as UBS Financial Services may make to cover UBS Financial Services’ facilities and extra services.
Impartial Lottery Allocation System; Call Features
When UBS Financial Services holds on Client’s behalf bonds or preferred stocks in UBS Financial Services’ (street) name or in bearer form which are callable in part, Client agrees to participate in the impartial lottery allocation system of the called securities in accordance with the provisions of the New York Stock Exchange, Inc. rules. Further, Client understands that when the call is favorable, no allocation will be made to any account in which UBS Financial Services, its officers, or employees have a beneficial interest until all other Clients’ positions in such securities are satisfied on an impartial lottery basis. Client understands that UBS Financial Services may not receive timely notice of calls and may be required to allocate called securities on an “as of” basis. In those cases, Client agrees to participate in the lottery allocation system and to be bound by its results. For debt securities, call or other redemption features, in addition to those disclosed on the trade confirmation, may exist. Debt securities subject to call or redemption features, such as sinking funds, may be redeemed in whole or in part before maturity, or before the first scheduled call dates. The existence of sinking funds, or other special mandatory redemption features, may not be disclosed on a trade confirmation. It is Client’s obligation to review all prospectuses and offering statements Client may receive, and to understand the risks of extraordinary calls or early redemptions, which may affect yield. Issuers may from time to time publish notices of offers to redeem debt securities within limited time, price and tender parameters. Client understands and agrees that UBS Financial Services is not obligated to notify Client of such published calls, nor will UBS Financial Services tender any securities on Client’s behalf when Client has failed to request the tender in a timely manner.
Revenue Sharing and Additional Compensation
In addition to commissions on sales and 12b-1 fees received in connection with the distribution of mutual funds to our clients, we receive revenue sharing payments from distributors and/or advisors of the mutual funds that we sell. These amounts are based on two different components: (i) the amount of new sales of the mutual funds of a particular fund family; and (ii) the amount of mutual fund assets of that particular fund family held by our clients. We also receive networking fees in consideration for transfer agent services that we provide to the mutual funds. These fees generally are paid from investor assets in the mutual fund and are a fixed dollar amount based on the number of accounts at the broker-dealer holding mutual funds of that fund family. In addition to commissions received in connection with the sale or distribution of annuity contracts and unit investment trust units to our clients, we receive revenue sharing compensation from many of the insurance companies underwriting the annuity contracts, affiliates of the insurance companies or sponsors of the unit investment trusts we distribute. Our affiliates also receive trading commissions and other compensation from mutual funds and insurance companies whose products we distribute.
Disability or Incompetency
This Agreement shall survive the death, dissolution, disability or incompetence of Client.
Unforeseeable Events/Force Majeur
UBS Financial Services shall not be liable for losses caused directly or indirectly by government restrictions, exchange controls, exchange or market rulings, suspension of trading, act of war, strikes or other conditions beyond UBS Financial Services’ control, including but not limited to, extreme market volatility or trading volumes.
Successors and Assigns
This Agreement shall be binding upon Client and Client’s personal representatives, heirs, estate, executors, administrators, committee and/or conservators, successors and assigns, and shall inure to the benefit of UBS Financial Services and its successors and assigns and each subsequent holder of this Agreement. Client may not assign or transfer any of Client’s rights or obligations under this Agreement without UBS Financial Services’ prior written consent. UBS Financial Services may assign this Agreement or any of its rights and powers under this Agreement, and, in the event of such assignment, the assignee shall have the same rights and remedies as if originally named in this Agreement in UBS Financial Services’ place. From and after the date of any such assignment, UBS Financial Services shall have no further liability to Client under the terms of this Agreement.
Sub-Brokers
UBS Financial Services may employ sub-brokers and shall be responsible only for reasonable care in their selection. UBS Financial Services may deal with market makers or members of any exchange known as specialists or known as odd-lot dealers and in the execution of Client’s orders they may act as sub-brokers for Client and may also buy or sell the Property for themselves as dealers for their own account.
UBS Financial Services Inc. may hold securities as a Securities Intermediary in accordance with industry custom and practice and employ one or more Securities Intermediaries, including Securities Intermediaries outside the United States, with respect to any and all Property held for Client.
Introduced Accounts
If the Account has been introduced to UBS Financial Services Inc. and is carried by UBS Financial Services Inc. only as a clearing broker, Client agrees that UBS Financial Services Inc. is not responsible for the conduct of the introducing broker and UBS Financial Services Inc.’s only responsibilities to Client relate to UBS Financial Services Inc.’s execution, clearing and bookkeeping of transactions in the Account and to any other services and responsibilities agreed to in writing by UBS Financial Services Inc. During the term of any clearing agreement between UBS Financial Services Inc. and any introducing broker/dealer that UBS Financial Services Inc. is providing clearing services for, UBS Financial Services Inc.’s rights and benefits under this Agreement shall inure to any such introducing broker/dealer. UBS Financial Services Inc. is authorized to accept from the introducing broker, without further inquiry or investigation by UBS Financial Services Inc., (a) orders for the purchase or sale in the Account of such securities and other Property on margin or otherwise, and (b) any other instructions from the introducing broker concerning the Account. In no event shall UBS Financial Services Inc. be liable for any acts or omissions of any introducing broker or its agents, contractors or employees.
Independent Research
UBS Financial Services offers you access to independent research on all domestic and selected international stocks covered by UBS Research. The providers of this independent research are chosen by an Independent Consultant, not by UBS Financial Services. You agree that UBS Financial Services will not be responsible or liable for (i) the procurement decisions of the Independent Consultant with respect to the independent research, (ii) the independent research or its content, (iii) customer transactions, to the extent based on the independent

UBS Financial Services Inc.
research, or (iv) claims arising from or in connection with the inclusion of independent research ratings in the Firm’s confirmations and periodic account statements or on the UBS independent research website, to the extent such claims are based on those ratings. You also agree that UBS Financial Services will not be required to supervise the production of the independent research procured by the independent consultant and will have no responsibility to comment on the content of the independent research.
Changes to Agreement
Upon written notice to Client, UBS Financial Services may change this Agreement at any time and may cease to offer any or all services described in this Agreement. Any such change will become effective on the date of the notice unless the notice specifies a later date. However, Client will remain liable for any outstanding debits and/or charges in the Account. Client’s continued acceptance of services under this Agreement will be deemed to constitute acceptance of such change. All other changes to this Agreement shall not be effective except by a writing signed by UBS Financial Services.
Termination of Account
Client understands that UBS Financial Services or Client may terminate the Account or any Account feature or service at any time and for any reason. If the Account is terminated either by UBS Financial Services or Client, Client will promptly return any unused checks and Card(s). Failure to return such checks and Card(s) to UBS Financial Services may result in a delay in complying with Client’s instructions as to the disposition of Client’s assets in the Account. Client will remain responsible for debits and charges whether arising before or after such termination. Client agrees to pay UBS Financial Services and the Card Issuer and the Check Provider promptly for all amounts outstanding in the Account. Upon termination, Client authorizes UBS Financial Services to liquidate all of Client’s securities that cannot be transferred into Client’s name and to distribute all such assets to Client whether or not such liquidation and/or distribution shall cause taxable consequences to Client. Client further agrees that UBS Financial Services may withhold from the assets then in the Account any amounts that UBS Financial Services reasonably believes necessary to pay (1) any federal, state or local tax withholding obligations of UBS Financial Services and (2) for any outstanding debts to UBS Financial Services or the Card Issuer and the Check Provider or their respective affiliates or subsidiaries, and to apply such assets first to pay UBS Financial Services, and second to pay the Card Issuer and the Check Provider, if applicable.
Additional Documentation
Should any supplemental agreements be required as a result of Client’s request for UBS Financial Services to approve additional services or features available from UBS Financial Services, or be required for any other reason whatsoever, Client will execute UBS Financial Services’ form of such agreements, which shall thereupon supplement and, if applicable, become part of this Agreement and apply to the Account.
Waiver Not Implied
UBS Financial Services’ failure to insist at any time upon strict compliance with this Agreement or with any of its terms or any continued course of such conduct on UBS Financial Services’ part shall not constitute or be considered a waiver by UBS Financial Services of any of its rights or the obligations of Client.
Binding Notice of Agreement
Client expressly agrees that UBS Financial Services shall not be bound by any representation or agreement made by any of UBS Financial Services’ employees or agents which purports to affect or diminish UBS Financial Services’ rights under this Agreement.
Accuracy of Reports; Communications
Client shall carefully review all monthly or quarterly account statements and confirmations promptly upon receipt for accuracy and consistency with Client’s instructions and investment objectives. Client shall immediately notify the Branch Office Manager of the UBS Financial Services Branch Office where the Account is maintained if such documents are not received in a timely manner or are inaccurate. Confirmation of orders and monthly or quarterly statements of the Account shall be conclusive if not objected to in writing addressed to the Branch Office Manager of the UBS Financial Services Branch Office where the Account is maintained within ten days after mailing by UBS Financial Services to Client. Client acknowledges that UBS Financial Services may rely upon Client’s failure to object in a timely manner to transactions or entries and shall not be responsible for losses which could have been avoided had Client given prompt notice as provided above. All such documents shall thereafter be deemed accurate and in accordance with Client’s instructions and investment objectives. Notwithstanding the foregoing, if Client is mistakenly credited with funds or securities, Client shall promptly return such funds or securities upon Client’s discovery of the error or upon request by UBS Financial Services. UBS Financial Services shall not be responsible for any transactions not reflected on Client’s monthly or quarterly statement unless an objection is made in writing to the Branch Office Manager in accordance with the above requirements. Client shall notify UBS Financial Services in writing if Client does not receive a confirmation within ten days from the date of a transaction.
Client acknowledges and agrees that UBS Financial Services may, from time to time, monitor and/or electronically record conversations between Client and UBS Financial Services’ employees or agents for the purpose of quality assurance, employee training, and the mutual protection of Client and UBS Financial Services. Any such recordings may be offered by UBS Financial Services as evidence in any arbitration or other proceeding relating to this Agreement or the Account.
Client acknowledges that the price of any security shown on a confirmation which has been executed on more than one exchange, or in more than one market, or had multiple executions, may be the average price of the security for those executions and agrees to the use of such average price trades on confirmations issued by UBS Financial Services Inc. Actual prices, quantities of each execution and market of execution shall be provided upon written request.
Written Notice
Communications may be sent to Client at Client’s address or at such other address as Client gives to UBS Financial Services in writing. All communications so sent, whether by mail, telegraph, facsimile, electronic mail, messenger or otherwise will be considered to have been given to Client personally upon such sending, whether or not Client actually received them.
Except for ERISA Plans and Individual Retirement Accounts, where UBS Financial Services has forwarded proxy materials to Client, and does not receive voting instructions from Client within the designated time frame, UBS Financial Services will exercise its discretionary vote as recommended by the Board of Directors of the issuer of the security, where permitted by the rules of the New York Stock Exchange.
Entire Agreement
The provisions of this Agreement constitute, and are intended to constitute, the entire agreement between Client and UBS Financial Services with respect to the Account and supercede any prior agreements relating thereto. Other than as expressly provided in this Agreement, UBS Financial Services does not undertake any obligations and incurs no duties or obligations other than those set forth in this Agreement, statute or government regulation.
Applicable Law
This Agreement, its enforcement and the relationship between Client and UBS Financial Services shall be governed by the laws of the State of New York, including the arbitration provisions contained herein, without giving effect to the choice of law or conflict of laws provisions thereof, and shall be binding upon Client, Client’s authorized agents, personal representatives, heirs, successors and assigns, provided that there is no inconsistency with the federal securities laws, and provided further in connection with any Card issued, the Cardholder Agreement shall be governed by federal laws and the law designated by the Card Issuer in the Cardholder Agreement. In the event that the arbitration clause contained herein is found to be unenforceable, Client and UBS Financial Services agree that they will, for purposes of determining all matters with regard to this Agreement, submit to the exclusive jurisdiction of the courts of the State of New York and the federal courts sitting in the Southern District of New York. Client also consents to service of process by certified mail to the Account’s address of record and waives any forum non-conveniens and venue claims. Client and UBS Financial Services agree that if any term, covenant, condition, or provision of this Agreement is held to be invalid, void, or unenforceable, the remainder of the provisions shall remain in full force and effect, and shall in no way be impaired or invalidated and shall be construed (to the maximum extent possible) in such a way as to give effect to the intent of the invalid, void, or unenforceable provision in question.

UBS Financial Services Inc.
Arbitration
This agreement contains a predispute arbitration clause. By signing an arbitration agreement the parties agree as follows:
•	Arbitration is final and binding on the parties. All parties to this agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

•	The parties are waiving their right to seek remedies in court, including the right to jury trial. Arbitration awards are generally final and binding; a party’s ability to have a court reverse or modify an arbitration award is very limited.

•	Pre-arbitration discovery is generally more limited than and different from court proceedings. The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

•	The arbitrator’s award is not required to include factual findings or legal reasoning and any party’s right to appeal or to seek modification of rulings by the arbitrators is strictly limited. The arbitrators do not have to explain the reason(s) for their award.

•	The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

•	The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

•	The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this agreement.

•	Client agrees, and by carrying an account for you UBS Financial Services Inc. agrees, that any and all controversies which may arise between you and UBS Financial Services Inc. concerning any account(s), transaction, dispute or the construction, performance, or breach of this or any other Agreement, whether entered into prior, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this Agreement shall be held under and pursuant to and be governed by the Federal Arbitration Act, and shall be conducted before an arbitration panel convened by the New York Stock Exchange, Inc. or the National Association of Securities Dealers, Inc. Client may also select any other national security exchange’s arbitration forum upon which UBS Financial Services Inc. is legally required to arbitrate the controversy with Client, including, where applicable, the Municipal Securities Rulemaking Board. Such arbitration shall be governed by the rules of the organization convening the panel. Client may elect in the first instance the arbitration forum, but if Client fails to make such election, by registered letter or telegram addressed to UBS Financial Services Inc. at 1200 Harbor Boulevard, 10th Floor, Weehawken, NJ 07086, Attn: Legal Department, before the expiration of five days (5) after receipt of a written request from UBS Financial Services Inc. to make such election, then UBS Financial Services Inc. may make such election. The award of the arbitrators, or of the majority of them, shall be final, and judgment upon the award rendered may be entered in any court of competent jurisdiction.

•	No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration Agreement against any person who has initiated in court a putative class action; who is a member of a putative class who has opted out of the class with respect to any claims encompassed by the putative class action until:
(I)	the class certification is denied; (II) the class is decertified; or (III) the customer is excluded from the class by the court.
•	Such forbearance to enforce an Agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

•	Client expressly agrees that service of process in any action shall be sufficient if served by certified mail, return receipt requested, at your last address known to UBS Financial Services Inc.
Client expressly waives any defense to service of process as set forth above.
Item #CL-RMA-BASIC (Rev. 5/05)
©2005 UBS Financial Services Inc. All Rights Reserved. Covered by SIPC.
UBS Financial Services Inc. is a subsidiary of UBS AG.
Resource Management Account, RMA, and Business Services Account BSA are registered service marks of UBS Financial Services Inc.
MasterCard and Platinum MasterCard are registered trademarks and service marks of MasterCard International Incorporated.

ANNEX G

Complete Production Services, Inc.
Significance Testing of Acquisitions

Complete Production Services, Inc.
Total Assets at 12/31/04	515,153
Total Pre-tax Income for year ended 12/31/04	28,476
2003 Acquisitions (1)

BSI Companies (acquired Nov 2003)		% Significance (2)
Total Assets	36,592	7%
Total Pre-tax Income	9,778	34%
Total Investment	58,600	11%

2004 Acquisitions (3)

Leed Energy Services (acquired Feb 2004)
Total Assets	7,496	1%
Total Pre-tax Income	228	1%
Total Investment	20,900	4%

A&W Water Services (acquired March 2004)
Total Assets	3,605	1%
Total Pre-tax Income	89	0%
Total Investment	15,000	3%

Monument Well Services (acquired May 2004)
Total Assets	5,890	1%
Total Pre-tax Income	1,914	7%
Total Investment	13,700	3%

Hyland Enterprises (acquired Sept 2004)
Total Assets	18,593	4%
Total Pre-tax Income	2,989	10%
Total Investment	25,500	5%

HammCo. Companies (acquired October 2004)
Total Assets	35,548	7%
Total Pre-tax Income	6,108	21%
Total Investment	87,900	17%

Double Jack (acquired March 2004)

BSI Companies (acquired Nov 2003)		% Significance
Total Assets	2,911	1%
Total Pre-tax Income	2,355	8%
Total Investment	10,200	2%

Nortex (acquired August 2004)
Total Assets	585	0%
Total Pre-tax Income	215	1%
Total Investment	1,800	0%

MGM (acquired December 2004)
Total Assets	5,491	1%
Total Pre-tax Income	1,905	7%
Total Investment	7,900	2%

2005 Acquisitions (4)

Parchman Energy Group (acquired Feb 2005)
Total Assets	58,416	11%
Total Pre-tax Income	(3,396)	12%
Total Investment	33,898	7%

Roustabout Specialties, Inc. (acquired June 2005)
Total Assets	2,000	0%
Total Pre-tax Income	1,000	4%
Total Investment	8,912	2%

Spindletop (acquired September 2005)
Total Assets	600	0%
Total Pre-tax Income	—	0%
Total Investment	1,290	0%

Big Mac (acquired October 2005)
Total Assets	5,800	1%
Total Pre-tax Income	9,100	32%
Total Investment	38,000	7%

(1)
Total Assets of the BSI Companies are as of November 6, 2003 (the date of the acquisition of the BSI Companies) and Total Pre-tax Income of the BSI Companies are for the period from January 1, 2003 to November 6, 2003.

(2)
% Significance for Total Assets and Total Investment are in each case measured against Total Assets of Complete Production Services, Inc. as of 12/31/04 and Total Pre-tax Income in each case is measured against Total Pre-tax Income of Complete Production Services, Inc. for the year ended 12/31/2004.

(3)
Total Assets for each of the 2004 Acquisitions is measured as of 12/31/2003 and Total Pre-tax Income is measured for the year ended 12/3/2003 except in the case of Hyland Enterprises in which Total Assets are as of 2/28/2004 and Total Pre-tax Income is for the year ended 2/28/2004.

(4)	Total Assets for each of the 2005 Acquisitions is measured as of 12/31/2004 and Total Pre-tax Income is measured for the year ended 12/31/2004.